Confidential Draft No. 3 Submitted on July 21, 2015

As filed with the Securities and Exchange Commission on                     , 2015

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ADESTO TECHNOLOGIES CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	3674	16-1755067
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification no.)

1250 Borregas Avenue

Sunnyvale, CA 94089

(408) 400-0578

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Narbeh Derhacobian

President and Chief Executive Officer

Adesto Technologies Corporation

1250 Borregas Avenue

Sunnyvale, CA 94089

(408) 400-0578

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark A. Leahy, Esq. William L. Hughes, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Jorge del Calvo, Esq. Stanton D. Wong, Esq. Gabriella Lombardi, Esq. Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street Palo Alto, CA 94304 (650) 233-4500

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”), check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Securities Exchange Act of 1934. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, par value $0.0001 per share	$	$

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the offering price of any additional shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated                     , 2015

PRELIMINARY PROSPECTUS

            Shares

Common Stock

This is the initial public offering of the common stock of Adesto Technologies Corporation. We are selling             shares of common stock.

Prior to this offering, there has been no public market for our common stock. The initial public offering price is expected to be between $         and $         per share. We have applied to list our common stock on the NASDAQ Global Market under the symbol “IOTS”.

We are an “emerging growth company” as defined under the federal securities laws. Investing in our common stock involves risks. See “Risk Factors” beginning on page 10.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Adesto
Per share	$	$	$
Total	$	$	$

(1)	See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters the option to purchase up to an additional             shares of common stock to cover over-allotments at the initial public offering price less the underwriting discount and commissions. The underwriters may exercise their option at any time within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities regulators has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                     , 2015.

Needham & Company	Oppenheimer & Co.

Roth Capital Partners

                    , 2015

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by or on behalf of us and delivered or made available to you. Neither we nor any of the underwriters have authorized anyone to provide you with additional or different information. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or a free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Until                     , 2015 (25 days after commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our common stock. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

ADESTO TECHNOLOGIES CORPORATION

Overview

We are a leading provider of application-specific, feature-rich, ultra-low power non-volatile memory products. We optimize our non-volatile memory products for Internet of Things, or IoT, applications including current and next-generation Internet-connected devices in the consumer, industrial, medical and wearables markets. We combine our non-volatile memory design capabilities with proprietary intellectual property and differentiated technology platforms to deliver high-performance products that dramatically reduce the overall energy consumption of our customers’ systems and extend battery life. Our products feature embedded intelligence in a small form factor and high reliability. We believe that our ultra-low power and feature-rich non-volatile memory products will become a key hardware building block for billions of IoT edge devices operating on and connected to networks worldwide. Through December 31, 2014, we have shipped over 200 million units to more than 500 end customers, many of which are large multi-national companies.

Our non-volatile memory, or NVM, product families include DataFlash, Fusion Flash and Mavriq. Our DataFlash family of products is well-suited for data-logging applications, such as fitness trackers and sensors, and allows for system simplification. Our Fusion Flash family of products offers the ability to function at a wide range of voltages and battery charge levels, which extends the useful battery life of our customers’ systems. Our Mavriq family of products utilize our proprietary Conductive Bridging RAM, or CBRAM, technology and is ideally suited for applications that require high-performance while consuming 1/10th to 1/100th the energy of existing flash memory products. We believe the power and speed advantages of our products have enabled us to become a preferred NVM provider to customers demanding a combination of exceptional battery life, energy efficiency, reliability and low cost.

We sell our products directly to leading original equipment manufacturers and original design manufacturers, or OEMs and ODMs, respectively, that manufacture products for our end customers. In general, we work directly with our customers to have our NVM devices designed into and qualified for their products, which we refer to as design wins. The number of our design wins has grown from 32 in 2013 to 65 in 2014. Although we maintain direct sales, support and development relationships with our end customers, most of our products are sold to those end customers through distributors.

As of March 31, 2015, we had 82 employees, approximately 60% of whom are engaged in research and development. Our headquarters are located in Sunnyvale, California, with additional sales operations in the Americas, Europe, the Middle East and Africa, and Asia-Pacific regions. For the years ended December 31, 2013 and 2014, we recorded revenue of $49.7 million and $41.5 million, and a net loss of $8.2 million and $8.9 million, respectively. In addition, our revenue decreased from $10.7 million during the three months ended March 31, 2014 to $9.7 million during the three months ended March 31, 2015 and our net loss increased from $2.2 million to $2.3 million over that same period. In 2012, we purchased certain flash memory product assets from Atmel Corporation. Since the acquisition, we improved certain features of the acquired products, enhanced their capabilities for low-power IoT applications, accelerated development of other select products, and introduced our next-generation DataFlash and Fusion Flash products based on the acquired technology, which we refer to as our new products. Revenue from new products grew from $6.0 million in 2013 to $28.5 million in 2014, and we generated $8.8 million in revenue from new products during the three months ended March 31, 2015.

Industry Background

The proliferation of data gathering and processing devices across billions of interconnected nodes within the IoT ecosystem is driving the need for new ways to store and utilize that data while adhering to low-power and high-performance requirements. Commodity NVM is limited in its ability to address the design requirements of IoT applications, such as energy efficiency, high reliability and integrated functionality in a small form factor. Accordingly, we believe that the requirements of the IoT market create unique technological challenges, necessitating new and innovative features, architectures and core silicon technology platforms for NVM devices used in IoT nodes. Web-Feet Research estimates that the NVM segment represents a $1.7 billion market opportunity in 2015, growing to $2.7 billion by 2019, representing a 12% compound annual growth rate, or CAGR. This growth is largely driven by the demand for NVM in IoT devices, which is expected to grow from $0.7 billion in 2015 to $1.7 billion in 2019, representing a 25% CAGR.

Our Solutions

We provide innovative, application-specific products designed to address the requirements of emerging IoT applications, including low energy consumption, high reliability and embedded intelligence functions in a small form factor.

We offer three product families, DataFlash, Fusion Flash and Mavriq, which are manufactured using two technology platforms: industry-standard “floating gate” technology and our proprietary CBRAM technology. Our products have unique features and architectures and deliver the following system-level benefits to our customers:

•	Extended battery life. We optimize our products to operate at a wide voltage range and in special low-power modes in order to save energy, which extends the battery’s operating life.

•	Enhanced functionality and reliability. Our components improve storage efficiency by requiring fewer re-write cycles than standard commodity NVM devices. This results in further energy savings and enhanced reliability by extending the life of the systems’ components and reducing wear and tear through repetitive use.

•	System simplification and lower total cost of ownership. We incorporate power management features in our NVM products, which allows customers to reduce the number of components included in and the overall footprint of their systems, thereby lowering the total cost of their systems.

Our Competitive Strengths

We believe the following attributes and capabilities provide us with several competitive advantages:

•	Purpose-built memory solutions for specific applications, including IoT. Our application-specific products feature ultra-low energy consumption, an efficient, high-performance interface and a high level of integration. As such, they are a higher-performance solution than commodity NVM.

•	Large, diversified and global customer base. In 2014, our products were sold to more than 500 end customers of varying sizes for use across multiple industry applications, including next-generation connected appliances, wearables, sensors and medical devices. More than 400 of our end customers purchased new products in 2014, including more than 100 that purchased both new and legacy products. Our end customers purchase our products directly from us or through distributors and, in 2014, approximately 54% of our revenue was generated from sales of our products to three independent, non-exclusive distributors. Our customer base provides us with an opportunity to earn more business through follow-on sales.

•	Close collaboration and relationships with customers and industry participants for future products. Through our collaborative relationships with customers, including leading OEMs and ODMs, we gain valuable insight into our customers’ product roadmaps and the design requirements of next-generation memory solutions to meet the needs of future products. These customer relationships enhance our ability to satisfy future customer requirements and to earn future design wins.

•	Highly innovative CBRAM technology platform. Our innovative and differentiated CBRAM technology, which we believe is the first new memory process technology commercialized in the last 15 years, offers dramatic improvements in energy efficiency, performance and cost over floating gate NVM technology.

Our Strategy

Key elements of our strategy include:

•	Maintain application-specific product design focus. We plan to continue to work closely with our customers’ system design, engineering and procurement groups to understand their requirements and create NVM feature sets that address the needs of their specific products and applications.

•	Continue to build on design wins. We plan to continue to engage and build strong relationships with customers to obtain design wins. The number of our design wins has grown from 32 in 2013 to 65 in 2014, including 19 and 52 design wins for new products, respectively. We also work with leading OEMs and ODMs to incorporate our application-specific NVM solutions into and qualify our products for their reference designs, which we refer to as reference design wins. We believe securing reference design wins is an effective way of increasing our presence in the end markets we serve because these designs may be used by many end customers across multiple applications.

•	Achieve leadership position in our target markets through the continued release of new products optimized to address customer-specific requirements. Through the continued development and enhancement of our feature-rich NVM products and technologies designed to meet evolving customer requirements, we intend to achieve a leadership position in a broad range of vertical markets impacted by the emergence of IoT, such as wearables in the consumer market and sensors in the industrial market.

•	Expand our manufacturing capabilities. We intend to scale our manufacturing capabilities by working with additional foundries that will allow us to support higher volumes, utilize advanced technologies and access a broader base of potential customers.

•	Pursue CBRAM licensing opportunities. In addition to sales of our CBRAM-based products, we intend to monetize our proprietary CBRAM platform by licensing our technology to OEMs, ODMs, integrated device manufacturers, fabless semiconductor companies and foundries focused on embedding our technology in their current and future solutions.

Risk Factors

Our business is subject to numerous risks, including those described in the section titled “Risk Factors” immediately following this prospectus summary. Some of the more significant risks are:

•	Our history of losses and that we may not be able to achieve or sustain profitability in the future.

•	We have a limited operating history, which makes it difficult to evaluate our current business and future prospects.

•	Our ability to accurately forecast customer demand and match production levels to customer orders.

•	We rely on third parties to manufacture, package, assemble and test the semiconductor components comprising our products.

•	The market for our products is characterized by declines in average selling prices, which could negatively affect our revenue and margins.

•	We began selling our flash memory products in 2012 and have not generated a material amount of revenue from our CBRAM-based products, which makes it difficult to evaluate our current and future prospects.

•	Our growth depends on the growth and development of the emerging IoT industry, and if the market does not develop as we expect, our business prospects may be harmed.

•	We rely on our relationships with OEMs and ODMs to enhance our product offerings and market position, and our failure to continue to develop or maintain such relationships in the future would harm our ability to remain competitive.

•	We face competition and expect competition to increase in the future. If we fail to compete effectively, our revenue growth and results of operations will be materially adversely affected.

Corporate Information

We were originally incorporated in California in January 2006, and we plan to reincorporate into Delaware prior to the completion of this offering. Our principal executive offices are located at 1250 Borregas Avenue, Sunnyvale, California 94089 and our telephone number is (408) 400-0578. Our website is www.adestotech.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Unless otherwise indicated, the terms “Adesto,” “we,” “us” and “our” refer to Adesto Technologies Corporation, a Delaware corporation, together with its consolidated subsidiaries.

The Adesto design logo and the marks “Adesto,” “CBRAM,” “DataFlash,” and “Mavriq” are the property of Adesto Technologies Corporation. This prospectus contains additional trade names, trademarks, and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These provisions include:

•	a requirement to have only two years of audited financial statements and only two years of related management’s discussion and analysis;

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•	an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure about our executive compensation arrangements; and

•	exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or shareholder approval of any golden parachute arrangements.

We will remain an emerging growth company until the earliest to occur of: the last day of the first fiscal year in which we have more than $1.0 billion in annual revenue; the date we qualify as a “large accelerated filer,”

with at least $700 million in market value of common equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of our initial public offering. We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We are choosing to irrevocably “opt out” of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards, but we intend to take advantage of the other exemptions discussed above. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Over-allotment option of common stock offered by us	shares

Use of proceeds	We estimate that the net proceeds from the sale of shares of our common stock that we are selling in this offering will be approximately $ million based upon an assumed initial public offering price of $ per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We expect to use the net proceeds that we receive from this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products, services, technologies or other assets. See “Use of Proceeds.”

Proposed NASDAQ symbol	“IOTS”

The number of shares of our common stock to be outstanding after this offering is based upon 319,254,647 shares of our common stock outstanding as of March 31, 2015 and             shares that we expect to issue upon the net exercise of warrants immediately prior to the completion of this offering that would otherwise expire, and excludes:

•	19,937,748 shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2015, with a weighted-average exercise price of $0.05 per share;

•	4,802,518 shares of our common stock issuable upon the exercise of stock options granted after March 31, 2015, with an exercise price of $0.10 per share;

•	3,175,755 shares of our common stock issuable upon the exercise of warrants outstanding as of March 31, 2015, with a weighted-average exercise price of $0.7479 per share;

•	10,404,319 shares of our common stock issuable upon the exercise of warrants issued after March 31, 2015, with an exercise price of $0.0721 per share; and

•	shares of our common stock reserved for future issuance under our equity compensation plans, consisting of (1) 4,912,742 shares of common stock available for issuance under our 2007 Equity Incentive Plan as of March 31, 2015, and an additional 61,500,000 shares of common stock reserved for issuance subsequent to March 31, 2015, which shares will be added to the shares to be reserved under our 2015 Equity Incentive Plan, or the 2015 Plan, to the extent not granted prior to the completion of this offering, (2) shares of common stock reserved for future issuance under our 2015 Plan and our 2015 Employee Stock Purchase Plan, which will become effective on the date immediately prior to the date of this prospectus and contain provisions that automatically increase its share reserve each year, as more fully described in “Executive Compensation—Employee Benefit Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•	our reincorporation into Delaware prior to the completion of this offering;

•	the effectiveness of our restated certificate of incorporation and our restated bylaws upon the closing of this offering;

•	the automatic conversion of all shares of our convertible preferred stock outstanding as of March 31, 2015 into 300,789,120 shares of our common stock immediately upon the closing of this offering;

•	the conversion of all outstanding warrants to purchase shares of convertible preferred stock into warrants to purchase 13,580,074 shares of common stock immediately upon the closing of this offering;

•	a -for- reverse split of our outstanding capital stock to be effective prior to the completion of this offering;

•	no exercise by the underwriters of their over-allotment option to purchase up to an additional shares of our common stock from us; and

•	no exercise of outstanding stock options or warrants subsequent to March 31, 2015, except for shares that we expect to issue upon the net exercise of warrants immediately prior to the completion of this offering that would otherwise expire based upon an assumed initial public offering price of $ per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

We derived the summary consolidated statements of operations data for the years ended December 31, 2013 and 2014 and the consolidated balance sheet data as of December 31, 2014 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the unaudited summary consolidated statements of operations data for the three months ended March 31, 2014 and 2015 and the unaudited summary consolidated balance sheet data as of March 31, 2015 from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with our annual consolidated financial statements and, in the opinion of management, include all adjustments of a normal, recurring nature that are necessary for the fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in the future, and our results for the three months ended March 31, 2015 are not necessarily indicative of the operating results to be expected for the full year ending December 31, 2015 or any other period. You should read the following summary consolidated financial and other data in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$49,684	$41,465	$10,730	$9,690
Cost of revenue(1)	29,738	25,532	5,960	5,830

Gross profit	19,946	15,933	4,770	3,860

Operating expenses:(1)
Research and development	15,033	14,410	4,328	2,964
Sales and marketing	8,094	7,211	1,761	1,977
General and administrative	2,677	2,356	591	848

Total operating expenses	25,804	23,977	6,680	5,789

Loss from operations	(5,858)	(8,044)	(1,910)	(1,929)

Other income (expense):
Interest expense, net	(2,731)	(864)	(219)	(181)
Other income (expense), net	508	114	45	(118)

Total other income (expense), net	(2,223)	(750)	(174)	(299)

Loss before provision for income taxes	(8,081)	(8,794)	(2,084)	(2,228)
Provision for income taxes	72	140	93	49

Net loss	$(8,153)	$(8,934)	$(2,177)	$(2,277)

Net loss per share:(2)
Basic and diluted	$(0.46)	$(0.50)	$(0.12)	$(0.12)

Weighted-average number of shares used in computing net loss per share:(2)
Basic and diluted	17,766,856	17,892,558	17,792,319	18,465,527

Pro forma net loss per share (unaudited):(2)
Basic and diluted		$(0.03)		$(0.01)

Shares used in computing pro forma net loss per share (unaudited):(2)
Basic and diluted		318,681,678		319,254,647

(1)	Includes stock-based compensation expense as follows (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
Cost of revenue	$1	$4	$1	$1
Research and development	95	86	20	14
Sales and marketing	13	30	4	7
General and administrative	55	126	14	20

Total	$164	$246	$39	$42

(2)	See notes 1 and 12 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share and our pro forma net loss per share.

Key Metrics:(1)(2)

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
	(dollars in thousands)
Non-GAAP gross margin	42%	43%	49%	37%
Adjusted EBITDA	$57	$(2,912)	$(594)	$(1,495)

(1)	For information about our key metrics see “Selected Consolidated Financial and Other Data—Key Metrics.”
(2)	Each of these measures is a non-GAAP financial measure. For more information regarding our use of these measures and a reconciliation of these measures to the most comparable GAAP measure, see “Selected Consolidated Financial and Other Data—Reconciliation of Non-GAAP Financial Measures.”

	As of March 31, 2015
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,554	$4,554	$
Property and equipment, net	1,390	1,390
Total assets	28,981	28,981
Current liabilities(3)	21,636	21,636
Debt(4)	9,267	9,267
Preferred stock warrant liability	112	—
Convertible preferred stock	78,467	—
Total stockholders’ equity (deficit)	(72,696)	5,883

(1)	The pro forma column reflects (1) the conversion of all outstanding shares of our convertible preferred stock into 300,789,120 shares of our common stock immediately upon the closing of this offering and (2) the resulting reclassification of the preferred stock warrant liability to stockholders’ equity.
(2)	The pro forma as adjusted column reflects the items described in footnote 1 and (1) the receipt of approximately $ million in net proceeds from our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (2) the issuance of shares of common stock that we expect to issue upon the net exercise of warrants that would expire if not exercised prior to the completion of this offering, based on the assumed initial public offering price of $ per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus. A $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease our pro forma as adjusted cash and cash equivalents, total assets and total stockholders’ equity by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)	Includes $9.3 million of debt that we repaid in full in connection with the transactions described in footnote 4.
(4)	In April 2015, we repaid in full this debt and we entered into a new three-year $15.0 million term loan facility. As of June 30, 2015, we had borrowings of $15.0 million outstanding under our new term loan facility.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before making a decision to invest in our common stock. Our business, results of operations, financial condition or prospects could be materially and adversely affected by any of these risks and uncertainties, which could cause the trading price of our common stock to decline and you may lose all or part of your investment. In addition, the risks and uncertainties discussed below are not the only ones we face. Our business, results of operations, financial condition or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. In assessing the risks and uncertainties described below, you should also consider carefully the other information contained in this prospectus before making a decision to invest in our common stock.

Risk Factors Related to Our Business and Our Industry

We have a history of losses which may continue in the future, and we cannot be certain that we will achieve or sustain profitability.

We have incurred net losses since our inception. We incurred net losses of $8.2 million, $8.9 million and $2.3 million for the years ended December 31, 2013 and 2014 and the three months ended March 31, 2015, respectively. As of March 31, 2015, we had an accumulated deficit of $76.4 million. We expect to incur significant expenses related to the continued development and expansion of our business, including in connection with our efforts to pursue opportunities in emerging IoT markets, develop and improve upon our products and technology, maintain and enhance our research and development and sales and marketing activities and hire additional personnel. In addition, as a public company, we will incur significant additional legal, accounting and other expenses that we did not incur as a private company. We do not know whether our revenue will grow rapidly enough to absorb these costs, and our limited operating history makes it difficult to assess the extent of these expenses or their impact on our results of operations.

Further, revenue may not grow or revenue may decline for a number of possible reasons, many of which are outside our control, including a decline in demand for our products, increased competition, business conditions that adversely affect the semiconductor memory industry, including reduced demand for products in the end markets that we serve, or our failure to capitalize on growth opportunities. If we fail to generate sufficient revenue to support our operations, we may not be able to achieve or sustain profitability.

Our limited operating history makes it difficult to evaluate our current business and future prospects.

Although we have been in existence since 2006, our first full fiscal year of commercial shipments was 2013. Much of our growth has occurred since our acquisition of certain flash memory product assets of Atmel Corporation in September 2012. Since the acquisition, we have invested in developing and introducing new products based on the acquired products and technology. In 2013, we introduced the first of these next-generation NVM products and sales of these and other new products have experienced a high rate of growth. However, we may not be able to sustain the growth rate for sales of these products and our revenue could decline. We have also developed and enhanced our family of CBRAM-based products and shipped more than 1.0 million units through 2014, but revenue associated with these products has not been material to date.

Our limited operating history, and limited experience selling products, combined with the rapidly evolving and competitive nature of our markets, makes it difficult to evaluate our current business and future prospects. In addition, we have limited insight into emerging trends that may adversely affect our business, financial condition, results of operations and prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including unpredictable and volatile revenue and increased expenses as we continue to grow our business. The viability and demand for our products may be affected by many factors outside of our control, such as the factors affecting the growth of the

IoT industry and changes in macroeconomic conditions. If we do not manage these risks and overcome these difficulties successfully, our business will suffer.

We may be unable to match production with customer demand for a variety of reasons including our inability to accurately forecast customer demand or the capacity constraints of contract manufacturers, which could adversely affect our operating results.

We make planning and spending decisions, including determining production levels, production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimates of product demand and customer requirements. Our products are typically purchased pursuant to individual purchase orders. While our customers may provide us with their demand forecasts, they are not contractually committed to buy any quantity of products beyond purchase orders. Furthermore, many of our customers may increase, decrease, cancel or delay purchase orders already in place without significant penalty. The short-term nature of commitments by our customers and the possibility of unexpected changes in demand for their products reduce our ability to accurately estimate future customer requirements. On occasion, customers may require rapid increases in production, which can strain our resources, necessitate more onerous procurement commitments and reduce our gross margin. If we overestimate customer demand, we may purchase products that we may not be able to sell, which could result in decreases in our prices or write-downs of unsold inventory. Conversely, if we underestimate customer demand or if sufficient manufacturing capacity was unavailable, we would lose sales opportunities and could lose market share or damage our customer relationships. The rapid pace of innovation in our industry could also render significant portions of our inventory obsolete. Excess or obsolete inventory levels could result in unexpected expenses or increases in our reserves that could adversely affect our business, operating results and financial condition.

We rely on third parties to manufacture, package, assemble and test the semiconductor components comprising our products, which exposes us to a number of risks, including reduced control over manufacturing and delivery timing and potential exposure to price fluctuations, which could result in a loss of revenue or reduced profitability.

As a fabless semiconductor company, we outsource the manufacturing, packaging, assembly and testing of our semiconductor components to third-party foundries and assembly and testing service providers. We use a single foundry, United Microelectronics Corporation in Taiwan, for the production of our flash memory products and a single foundry, Altis Semiconductor S.N.C. in France, for our Mavriq products. Our primary assembly and testing contractor in 2014 was Amkor Technology, Inc. in Taiwan, Korea and the Philippines. Our wafer probing is performed by King Yuan Electronics Co., Ltd. in Taiwan.

Relying on third-party manufacturing, assembly and testing presents a number of risks, including but not limited to:

•	capacity and materials shortages during periods of high demand;

•	reduced control over delivery schedules, inventories and quality;

•	the unavailability of, or potential delays in obtaining access to, key process technologies;

•	the inability to achieve required production or test capacity and acceptable yields on a timely basis;

•	misappropriation of our intellectual property;

•	the third parties’ ability to perform its obligations due to bankruptcy or other financial constraints;

•	limited warranties on wafers or products supplied to us; and

•	potential increases in prices.

Any of the foregoing risks may affect our ability to meet customer demand. For example, one of our silicon wafer suppliers suddenly declared bankruptcy in December 2013 and abruptly shut down its foundry. As a result, we were unable to fulfill a portion of our customers’ orders in 2014 while we transitioned wafer production to a new foundry. Based on the average selling prices then in effect for those wafers, we estimate that the potential loss of revenue exceeded $10.0 million.

We currently do not have long-term supply contracts with our third-party contract manufacturers for our DataFlash and Fusion Flash products, including United Microelectronics Corporation and Amkor Technology, Inc., and we typically negotiate pricing on a per-purchase order basis. Therefore, they are not obligated to perform services or supply components to us for any specific period, in any specific quantities, or at any specific price, except as may be provided in a particular purchase order. During periods of high demand and tight inventories, our third-party foundries and assembly and testing contractors may allocate capacity to the production of other companies’ components while reducing deliveries to us, or significantly raise their prices. In particular, they may allocate capacity to other customers that are larger and better financed than us or that have long-term agreements, decreasing the capacity available to us. Shortages of capacity available to us may be caused by the actions of their other, large customers that may be difficult to predict, such as major product launches. If we need other foundries or assembly and test contractors because of increased demand, or if we are unable to obtain timely and adequate deliveries from our providers, we might not be able to cost-effectively and quickly retain other vendors to satisfy our requirements. Because the lead-time needed to establish a relationship with a new third-party supplier could be several quarters, there is no readily available alternative source of supply for any specific component. In addition, the time and expense to qualify a new foundry could result in additional expense, diversion of resources or lost sales, any of which would negatively impact our financial results.

In the event that we expand production of a component to include a new contract manufacturer, as we expect to do with our current and future CBRAM-based products, it may take approximately 18 to 24 months to allow a transition from our current foundry or assembly services provider to the new provider. We may experience difficulty migrating our proprietary CBRAM technology platform and, consequently, may experience reduced yields, delays in component deliveries and increased research and development expense. The inability by us or our third-party manufacturers to effectively and efficiently transition our technology to their infrastructure may adversely affect our operating results and our gross margin. There can be no assurance that we will be able to find suitable replacements for our third-party contract manufacturers.

If any of our current or future foundry partners or assembly and test subcontractors significantly increases the costs of wafers or other materials, interrupts or reduces our supply, including for reasons outside of their control, or if any of our relationships with our suppliers is terminated, our operating results could be adversely affected. Such occurrences could also damage our customer relationships, result in lost revenue, cause a loss in market share or damage our reputation.

The market for semiconductor memory products is characterized by declines in average selling prices, which we expect to continue, and which could negatively affect our revenue and margins.

Our customers expect the average selling price of our products to decrease year-over-year and we expect this trend to continue. When such pricing declines occur, we may not be able to mitigate the effects by selling more or higher margin units, or by reducing our manufacturing costs. In such circumstances, our operating results could be materially and adversely affected. Our legacy and new flash memory products have experienced declining average selling prices over their life cycle. The rate of decline may be affected by a number of factors, including relative supply and demand, the level of competition, production costs and technological changes. As a result of the decreasing average selling prices of our products following their launch, our ability to increase or maintain our margins depends on our ability to introduce new or enhanced products with higher average selling prices and to reduce our per-unit cost of sales and our operating costs. We may not be able to reduce our costs as rapidly as companies that operate their own manufacturing, assembly and testing facilities, and our costs may even increase because we do not operate our own manufacturing, assembly or testing facilities, which could also reduce our gross margins. In addition, our new or enhanced products may not be as successful or enjoy as high margins as we expect. If we are unable to offset any reductions in average selling prices by introducing new products with higher average selling prices or reducing our costs, our revenue and margins will be negatively affected and may decrease.

The semiconductor memory market is highly cyclical and has experienced severe downturns in the past, generally as a result of wide fluctuations in supply and demand, constant and rapid technological change, continuous new product introductions and price erosion. During downturns, periods of intense competition, or the presence of oversupply in the industry, the selling prices for our products may decline at a high rate over relatively short time periods as compared to historical rates of decline. We are unable to predict selling prices for any future periods and may experience unanticipated, sharp declines in selling prices for our products.

Our growth depends on the growth and development of the emerging IoT industry, and if the market does not develop as we expect, our business prospects may be harmed.

Our products are increasingly being utilized in IoT edge devices. The IoT industry is nascent and is characterized by rapidly changing technologies, devices and connectivity requirements, evolving industry standards and changing customer demands. The continued development of IoT depends in part on significant growth in the number of connected devices. Such growth is affected by various factors, including the continued growth in the use of mobile operator networks and the Internet to connect an increasing number and variety of devices, price reductions for key hardware and software components, innovation of other components of the IoT nodes toward low-power formats, and the continued development of IoT standards and protocols. Without these continued developments, IoT might not gain widespread market acceptance and our business could suffer. Security and privacy concerns, evolving business practices and consumer preferences may also slow the growth and development of IoT. Because our revenue growth ultimately depends upon the success of IoT, our business may suffer as a result of slowing or declining growth in IoT adoption. Even if the IoT industry does develop, we may not be well positioned or able to penetrate and capitalize on this new market. As a result of these factors, the future revenue and income potential of our business is uncertain.

The markets for our products are evolving, and changing market conditions, such as the introduction of new technologies or changes in customer preferences, may negatively affect demand for our products. If we fail to properly anticipate or respond to changing market conditions, our business prospects and results of operations will suffer.

The NVM industry is subject to constant and rapid changes in technology, frequent new product introductions, short product life cycles, rapid product obsolescence and evolving technical standards. New technologies may be introduced that make the current technologies on which our products are based less competitive or obsolete or require us to make changes to our technology that could be expensive and time consuming to implement. Due to the evolving nature of our markets, our future success depends on our ability to accurately anticipate and respond to changes in industry standards, technological requirements, customer and consumer preferences and other market conditions. Our technologies could become obsolete sooner than we expect because of faster than anticipated, or unanticipated, changes in one or more of the industry standards and technological requirements. We may be unable to develop and introduce new or enhanced technologies that satisfy customer requirements and achieve market acceptance in a timely manner or at all, succeed in commercializing the technologies on which we have focused our research and development expenditures to develop, and anticipate new industry standards and technological changes. If we fail to adapt successfully to technological changes or fail to obtain access to important new technologies, we may be unable to retain customers or attract new customers. Any decrease in demand for our products, or the need for low-power products in general, due to the emergence of competing technologies, changes in customer preferences and requirements or other factors, could adversely affect our business, results of operations and prospects.

We must continuously develop new and enhanced products, and if we are unable to successfully market our new and enhanced products for which we incur significant expenses to develop, our results of operations and financial condition will be materially adversely affected.

In order to compete effectively in our markets, we must continually design, develop and introduce new and improved products with improved features in a cost-effective manner in response to changing technologies and market demand. This requires us to devote substantial financial and other resources to research and development. We are developing next-generation products, which we expect to be one of the drivers of our revenue growth in the future. However, we may not succeed in developing and marketing these new and enhanced products. We also face the risk that customers may not value or be willing to bear the cost of incorporating our new and enhanced products into their products, particularly if they believe their customers are satisfied with current solutions. Regardless of the improved features or superior performance of our new and enhanced products, customers may be unwilling to adopt our solutions due to design or pricing constraints, or because they do not want to rely on a single or limited supply source. Because of the extensive time and resources that we invest in developing new and enhanced products, if we are unable to sell customers new generations of our products, our revenue could decline and our business, financial condition, results of operations and cash flows would be negatively affected. For example, we generated limited revenue from sales of our Mavriq products to date. While we expect revenue from our Mavriq products to grow, we may not be able to materially increase our revenue from this product family. Similarly, any newly-introduced products or product families based on floating gate architecture may not achieve market acceptance and contribute significantly to our revenue. If we are unable to successfully develop and market our new and enhanced products that we have incurred significant expenses developing, our results of operations and financial condition will be materially and adversely affected.

Our success and future revenue depend on our ability to secure design wins and on our customers’ ability to successfully sell the products that incorporate our solutions. Securing design wins is a lengthy, expensive and competitive process, and may not result in actual orders and sales, which could cause our revenue to decline.

We sell to customers that incorporate our NVM into their products. A design win occurs after a customer has tested our product, verified that it meets the customer’s requirements and qualified our solutions for their products. Our customers may need several months to years to test, evaluate and adopt our product and additional time to begin volume production of the product that incorporates our solution. Due to this generally lengthy design cycle, we may experience significant delays from the time we increase our operating expenses and make investments in our products to the time that we generate revenue from sales of these products. Moreover, even if a customer selects our solution, we cannot guarantee that this will result in any sales of our products, as the customer may ultimately change or cancel its product plans, or efforts by our customer to market and sell its product may not be successful. We may not generate any revenue from design wins after incurring the associated costs, which would cause our business and operating results to suffer.

If a current or prospective customer designs a competitor’s solution into its product, it becomes significantly more difficult for us to sell our solutions to that customer because changing suppliers involves significant time, cost, effort and risk for the customer even if our solutions remain compatible with their product design. If current or prospective customers do not include our solutions in their products and we fail to achieve a sufficient number of design wins, our results of operations and business may be harmed.

We rely on our relationships with OEMs and ODMs to enhance our solutions and market position, and our failure to continue to develop or maintain such relationships in the future would harm our ability to remain competitive.

We develop our products for leading OEMs and ODMs that serve a variety of end markets and are developing devices for wearables, sensors, Bluetooth 4.0 and other IoT applications. For each application, manufacturers create products that incorporate specialized semiconductor technology, which makers of memory products use as the basis for their products. These manufacturers set the specifications for many of the key components to be used on each generation of their products and, in the case of memory components, generally qualify only a few vendors to provide memory components for their products. As each new generation of their products is released, vendors are validated in a similar fashion. We must work closely with semiconductor manufacturers to ensure our products become qualified for use in their products. As a result, maintaining close relationships with leading product manufacturers that are developing devices for wearables, Bluetooth 4.0 and other IoT applications is crucial to the long-term success of our business. We could lose these relationships for a variety of reasons, including our failure to qualify as a vendor, our failure to demonstrate the value of our new solutions, declines in product quality, or if OEMs or ODMs seek to work with vendors with broader product suites, greater production capacity or greater financial resources. If our relationships with key industry participants were to deteriorate or if our solutions were not qualified by our customers, our market position and revenue could be materially and adversely affected.

Changes to industry standards and technical requirements relevant to our products and markets could adversely affect our business, results of operations and prospects.

Our products are only a part of larger electronic systems. All products incorporated into these systems must comply with various industry standards and technical requirements created by regulatory bodies or industry participants in order to operate efficiently together. Industry standards and technical requirements in our markets are evolving and may change significantly over time. For our products, the industry standards are developed by the Joint Electron Device Engineering Council, an industry trade organization. In addition, large industry-leading semiconductor and electronics companies play a significant role in developing standards and technical requirements for the product ecosystems within which our products can be used. Our customers also may design certain specifications and other technical requirements specific to their products and solutions. These technical requirements may change as the customer introduces new or enhanced products and solutions.

Our ability to compete in the future will depend on our ability to identify and comply with evolving industry standards and technical requirements. The emergence of new industry standards and technical requirements could render our products incompatible with products developed by other suppliers or make it difficult for our products to meet the requirements of certain of our customers in consumer, industrial, IoT and other markets. As a result, we could be required to invest significant time and effort and to incur significant expense to redesign our products to ensure compliance with relevant standards and requirements. If our products are not in compliance with prevailing industry standards and technical requirements for a significant period of time, we could miss opportunities to achieve crucial design wins, our revenue may decline and we may incur significant expenses to redesign our products to meet the relevant standards, which could adversely affect our business, results of operations and prospects.

Our results of operations can fluctuate from period to period, which could cause our share price to fluctuate.

Our results of operations have fluctuated in the past and may fluctuate from period to period in the future due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following factors, as well as other factors described elsewhere in this prospectus:

•	the receipt, reduction, delay or cancellation of orders by large customers;

•	the gain or loss of significant customers and distributors;

•	the timing and success of our launch of new or enhanced products and those of our competitors;

•	market acceptance of our products and our customers’ products;

•	the level of growth or decline in the IoT market;

•	the timing and extent of research and development and sales and marketing expenditures;

•	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

•	changes in our product mix;

•	our ability to reduce the manufacturing costs of our products;

•	competitive pressures resulting in lower than expected average selling prices;

•	fluctuations in sales by and inventory levels of OEMs and ODMs who incorporate our memory products in their products;

•	cyclical and seasonal fluctuations in our markets;

•	fluctuations in the manufacturing yields of our third-party contract manufacturers;

•	events that impact the availability of production capacity at our third-party subcontractors and other interruptions in the supply chain including due to geopolitical events, natural disasters, materials shortages, bankruptcy or other causes;

•	supply constraints for and changes in the cost of the other components incorporated into our customers’ products;

•	the timing of expenses related to the acquisition of technologies or businesses;

•	product rates of return or price concessions in excess of those expected or forecasted;

•	costs associated with the repair and replacement of defective products;

•	unexpected inventory write-downs or write-offs;

•	costs associated with litigation over intellectual property rights and other litigation;

•	the length and unpredictability of the purchasing and budgeting cycles of our customers;

•	loss of key personnel or the inability to attract qualified engineers; and

•	geopolitical events, such as war, threat of war or terrorist actions, or the occurrence of natural disasters.

The semiconductor memory industry is highly cyclical and our markets may experience significant cyclical fluctuations in demand as a result of changing economic conditions, budgeting and buying patterns of customers and others factors. As a result of these and other factors affecting demand for our products and our results of operations in any given period, the results of any prior quarterly or annual periods should not be relied upon as indicative of our future revenue or operating performance. Fluctuations in our revenue and operating results could also cause our stock price to decline.

If sales of our customers’ products decline or if their products do not achieve market acceptance, our business and operating results could be adversely affected.

Our revenue depends on our customers’ ability to commercialize their products successfully. The markets for our customers’ products are extremely competitive and are characterized by rapid technological change. Competition in our customers’ markets is based on a variety of factors including price, performance, product quality, marketing and distribution capability, customer support, name recognition and financial strength. As a result of rapid technological change, the markets for our customers’ products are characterized by frequent product introductions, short product life cycles, fluctuating demand and increasing product capabilities. As a result, our customers’ products may not achieve market success or may become obsolete. We cannot assure you that our customers will dedicate the resources necessary to promote and commercialize their products, successfully execute their business strategies for such products, or be able to manufacture such products in quantities sufficient to meet demand or cost-effectively manufacture products at a high volume. Our customers do not have contracts with us that require them to manufacture, distribute or sell any products. Moreover, our customers may develop internally, or in collaboration with our competitors, technology that they may utilize instead of the technology available to them through us. Our customers’ failure to achieve market success for their products, including as a result of general declines in our customers’ markets or industries, could negatively affect their willingness to utilize our products, which may result in a decrease in our revenue and negatively affect our business and operating results.

Our revenue also depends on the timely introduction, quality and market acceptance of our customers’ products that incorporate our solutions. Our customers’ products are often very complex and subject to design complexities that may result in design flaws, as well as potential defects, errors and bugs. We have in the past been subject to delays and project cancellations as a result of design flaws in the products developed by our customers. For example, in 2014 flaws in one of our customer’s products that were unrelated to our memory solutions generated negative publicity for our customer and delayed the product’s release until it could be redesigned. In the past, we have also been subject to delays and project cancellations as a result of changing market requirements, such as the customer adding a new feature, or because a customer’s product fails their end customer’s evaluation or field trial. Customer products may also be delayed due to issues with other vendors of theirs. We incur significant design and development costs in connection with designing our solutions for customers’ products. If our customers discover design flaws, defects, errors or bugs in their products, or if they experience changing market requirements, failed evaluations or field trials, or issues with other vendors, they may delay, change or cancel a project. If we have already incurred significant development costs, we may not be able to recoup those costs, which in turn would adversely affect our business and financial results.

We face competition and expect competition to increase in the future. If we fail to compete effectively, our revenue growth and results of operations will be materially and adversely affected.

The global semiconductor market in general, and the semiconductor memory market in particular, are highly competitive. We expect competition to increase and intensify as other semiconductor companies enter our markets, many of which have greater financial and other resources with which to pursue technology development, product design, manufacturing, marketing and sales and distribution of their products. Increased competition could result in price pressure, reduced profitability and loss of market share, any of which could materially and adversely affect our business, revenue and operating results. Currently, our competitors range from large, international companies offering a wide range of semiconductor products to companies specializing in other alternative, specialized emerging memory technologies. Our primary competitors include Atmel Corporation, Macronix International Co. Ltd., Microchip Technology Inc., Micron Technology, Inc., Spansion Inc. (recently acquired by Cypress Semiconductor Corporation), STMicroelectronics NV and Winbond Electronics Corp. In addition, as the IoT market opportunity grows, we expect new entrants will enter these markets and existing competitors, including leading semiconductor companies, may make significant investments to compete more effectively against our products. These competitors could develop technologies or architectures that make our products or technologies obsolete.

Our ability to compete successfully depends on factors both within and outside of our control, including:

•	the functionality and performance of our products and those of our competitors;

•	our relationships with our customers and other industry participants;

•	prices of our products and prices of our competitors’ products;

•	our ability to develop innovative products;

•	our ability to retain high-level talent, including our management team and engineers; and

•	the actions of our competitors, including merger and acquisition activity, launches of new products and other actions that could change the competitive landscape.

Competition could result in pricing pressure, reduced revenue and profitability and loss of market share, any of which could materially and adversely affect our business, results of operations and prospects. In the event of a market downturn, competition in the markets in which we operate may intensify as our customers reduce their purchase orders. Our competitors that are significantly larger and have greater financial, technical, marketing, distribution, customer support and other resources or more established market recognition than us may be better positioned to accept lower prices and withstand adverse economic or market conditions.

Our customers require our products and our third-party contractors to undergo a lengthy and expensive qualification process. If we are unsuccessful or delayed in qualifying any of our products with a customer, our business and operating results would suffer.

Prior to selecting and purchasing our products, our customers typically require that our products undergo extensive qualification processes, which involve testing of our products in the customers’ systems, as well as testing for reliability. This qualification process may continue for several months or years. However, obtaining the requisite qualifications for a memory product does not assure any sales of the product. Even after successful qualification and sales of a product to a customer, a subsequent revision in our third-party contractors’ manufacturing process or our selection of a new contract manufacturer may require a new qualification process, which may result in delays and excess or obsolete inventory. After our products are qualified and selected, it can and often does take several months or more before the customer commences volume production of systems that incorporate our products. Despite these uncertainties, we devote substantial resources, including design, engineering, sales, marketing and management efforts, to qualify our products with customers in anticipation of sales. If we are unsuccessful or delayed in qualifying any of our products with a customer, sales of those products may be precluded or delayed, which may impede our growth and harm our business.

Our costs may increase substantially if our third-party manufacturing contractors do not achieve satisfactory product yields or quality.

The fabrication process is extremely complicated and small changes in design, specifications or materials can result in material decreases in product yields or even the suspension of production. From time to time, the third-party foundries that we contract to manufacture our products may experience manufacturing defects and reduced manufacturing yields related to errors or problems in their manufacturing processes or the interrelationship of their processes with our designs. In some cases, our third-party foundries may not be able to detect these defects early in the fabrication process or determine the cause of such defects in a timely manner.

Generally, in pricing our products, we assume that manufacturing yields will continue to improve, even as the complexity of our products increases. Once our products are initially qualified with our third-party foundries, minimum acceptable yields are established. We are responsible for the costs of the units if the actual yield is above the minimum. If actual yields are below the minimum we are not required to purchase the units. Typically, minimum acceptable yields for our new products are generally lower at first and gradually improve as we achieve full production. Unacceptably low product yields or other product manufacturing problems could substantially increase overall production time and costs and adversely impact our operating results. Product yield losses will increase our costs and reduce our gross margin. In addition to significantly harming our results of operations and cash flow, poor yields may delay shipment of our products and harm our relationships with existing and potential customers.

The complexity of our products may lead to errors, defects and bugs, which could negatively impact our reputation with customers and result in liability.

Products as complex as ours may contain errors, defects and bugs when first introduced to customers or as new versions are released. Our products have in the past experienced such errors, defects and bugs. Delivery of products with production defects or reliability, quality or compatibility problems could significantly delay or hinder market acceptance of the products or result in a costly recall and could damage our reputation and adversely affect our ability to retain existing customers and attract new customers. Errors, defects or bugs could cause problems with the functionality of our products, resulting in interruptions, delays or cessation of sales of these products to our customers. We may also be required to make significant expenditures of capital and resources to resolve such problems. We cannot assure you that problems will not be found in new products, both before and after commencement of commercial production, despite testing by us, our suppliers or our customers. Any such problems could result in:

•	delays in development, manufacture and roll-out of new products;

•	additional development costs;

•	loss of, or delays in, market acceptance;

•	diversion of technical and other resources from our other development efforts;

•	claims for damages by our customers or others against us; and

•	loss of credibility with our current and prospective customers.

Any such event could have a material adverse effect on our business, financial condition and results of operations.

We may experience difficulties in transitioning to new wafer fabrication process technologies or in achieving higher levels of design integration, which may result in reduced manufacturing yields, delays in product deliveries and increased expenses.

We aim to use the most advanced manufacturing process technology appropriate for our solutions that is available from our third-party foundries. As a result, we periodically evaluate the benefits of migrating our solutions to other technologies in order to improve performance and reduce costs. These ongoing efforts require us from time to time to modify the manufacturing processes for our products and to redesign some products, which in turn may result in delays in product deliveries. We may face difficulties, delays and increased expense as we transition our products to new processes, and potentially to new foundries. We will depend on our third-party foundries as we transition to new processes. We cannot assure you that our third-party foundries will be able to effectively manage such transitions or that we will be able to maintain our relationship with our third-party foundries or develop relationships with new third-party foundries. If we or any of our third-party foundries experience significant delays in transitioning to new processes or fail to efficiently implement transitions, we could experience reduced manufacturing yields, delays in product deliveries and increased expenses, any of which could harm our relationships with our customers and our operating results.

As smaller line width geometry manufacturing processes become more prevalent, we intend to move our future products to increasingly smaller geometries in order to reduce costs while integrating greater levels of functionality into our products. This transition will require us and our third-party foundries to migrate to new designs and manufacturing processes for smaller geometry products. We may not be able to achieve smaller geometries with higher levels of design integration or to deliver new integrated products on a timely basis. We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies to reduce our costs and increase performance. We are dependent on our relationships with our third-party foundries to transition to smaller geometry processes successfully. We cannot assure you that our third-party foundries will be able to effectively manage any such transition. If we or our third-party foundries experience significant delays in any such transition or fail to implement a transition, our business, financial condition and results of operations could be materially harmed.

If we fail to make necessary improvements to address a material weakness in our internal control over financial reporting identified by our independent registered public accounting firm, we may not be able to report our financial results accurately and timely or prevent fraud, any of which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the trading price of our common stock to decline.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2013 and 2014, our independent registered public accounting firm identified in their report to our audit committee that we had a material weakness in our internal control over financial reporting as of December 31, 2014 due to our lack of sufficient, qualified personnel in accounting and financial reporting functions with sufficient experience and expertise with respect to the application of GAAP and related financial reporting, which led to a delay in the closing of our books and resulted in a number of post-closing adjustments to our consolidated financial statements as of and for the years ended December 31, 2013 and 2014. A material weakness is defined in the standards established by the Public Company Accounting Oversight Board (United States) as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Our management and independent registered public accounting firm did not and were not required to perform an evaluation of our internal control over financial reporting as of and for the years ended December 31, 2013 and 2014 in accordance with the provisions of the JOBS Act.

We are in the process of taking steps intended to remedy this material weakness, and we will not be able to fully address this material weakness until these steps have been completed. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting” for information regarding our remediation efforts. If we fail to further increase and maintain the number and expertise of our staff for our accounting and finance functions and to improve and maintain internal control over financial reporting adequate to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, we may be unable to report our financial results accurately and prevent fraud. In addition, we cannot be certain that any such steps we undertake will successfully remediate the material weakness or that other material weaknesses and control deficiencies will not be discovered in the future. If our remediation efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately or on a timely basis, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause our stock price to decline. As a result of such failures, we could also become subject to investigations by the NASDAQ Stock Market, the U.S. Securities and Exchange Commission, or SEC, or other regulatory authorities, and become subject to litigation from investors and stockholders, any of which could harm our reputation and financial condition, and divert financial and management resources. Even if we are able to report our financial statements accurately and timely, if we do not make all the necessary improvements to address the material weakness, continued disclosure of our material weakness will be required in future filings with the SEC, which could reduce investor confidence in our reported results and our cause our stock price to decline.

If we fail to hire additional finance personnel and strengthen our financial reporting systems and infrastructure, we may not be able to timely and accurately report our financial results or comply with the requirements of being a public company, including compliance with the Sarbanes-Oxley Act and SEC reporting requirements.

We intend to hire additional accounting and finance staff with technical accounting, SEC reporting and Sarbanes-Oxley Act compliance expertise. Any inability to recruit and retain such staff would have an adverse impact on our ability to accurately and timely prepare our financial statements. We may be unable to locate and hire qualified professionals with requisite technical and public company experience when and as needed. In addition, new employees will require time and training to learn our business and operating processes and procedures. If our finance and accounting organization is unable for any reason to respond adequately to the increased demands that will result from being a public company, the quality and timeliness of our financial reporting may suffer, which could result in the identification of material weaknesses in our internal controls. Any consequences resulting from inaccuracies or delays in our reported financial statements could cause the trading price of our common stock to decline and could harm our business, operating results and financial condition.

If we fail to strengthen our financial reporting systems, infrastructure and internal control over financial reporting to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to report our financial results timely and accurately and prevent fraud. We expect to incur significant expense and devote substantial management effort toward ensuring compliance with Section 404.

A breach of our security systems may damage our reputation and adversely affect our business.

Our security systems are designed to protect our customers,’ suppliers’ and employees’ confidential information, as well as maintain the physical security of our facilities. We also rely on a number of third-party

“cloud-based” service providers of corporate infrastructure services relating to, among other things, human resources, electronic communication services and some finance functions, and we are, of necessity, dependent on the security systems of these providers. Any security breaches or other unauthorized access by third parties to the systems of our cloud-based service providers or the existence of computer viruses in their data or software could expose us to a risk of information loss and misappropriation of confidential information. Accidental or willful security breaches or other unauthorized access by third parties to our information systems or facilities, or the existence of computer viruses in our data or software, could expose us to a risk of information loss and misappropriation of proprietary and confidential information belonging to us, our customers or our suppliers. Any theft or misuse of this information could result in, among other things, unfavorable publicity, damage to our reputation, difficulty in marketing our products, allegations by our customers that we have not performed our contractual obligations, litigation by affected parties and possible financial obligations for liabilities and damages related to the theft or misuse of this information, any of which could have a material adverse effect on our business, financial condition, our reputation, and our relationships with our customers and partners. Since the techniques used to obtain unauthorized access or to sabotage systems change frequently and are often not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures.

Failure to protect our intellectual property could substantially harm our business.

Our success and ability to compete depend in part upon our ability to protect our intellectual property. We rely on a combination of intellectual property rights, including patents, mask work protection, copyrights, trademarks, trade secrets and know-how, in the United States and other jurisdictions. The steps we take to protect our intellectual property rights may not be adequate, particularly in foreign jurisdictions such as China. Any patents we hold may not adequately protect our intellectual property rights or our products against competitors, and third parties may challenge the scope, validity or enforceability of our issued patents. In addition, other parties may independently develop similar or competing technologies designed around any patents or patent applications that we hold. Some of our products and technologies are not covered by any patent or patent application, as we do not believe patent protection of these products and technologies is critical to our business strategy at this time. A failure to timely seek patent protection on products or technologies generally precludes us from seeking future patent protection on these products or technologies.

In addition to patents, we also rely on contractual protections with our customers, suppliers, distributors, employees and consultants, and we implement security measures designed to protect our trade secrets and know-how. However, we cannot assure you that these contractual protections and security measures will not be breached, that we will have adequate remedies for any such breach or that our customers, suppliers, distributors, employees or consultants will not assert rights to intellectual property or damages arising out of such contracts.

We may initiate claims against third parties to protect our intellectual property rights if we are unable to resolve matters satisfactorily through negotiation. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management. It could also result in the impairment or loss of portions of our intellectual property, as an adverse decision could limit our ability to assert our intellectual property rights, limit the value of our technology or otherwise negatively impact our business, financial condition and results of operations. Additionally, any enforcement of our patents or other intellectual property may provoke third parties to assert counterclaims against us. Our failure to secure, protect and enforce our intellectual property rights could materially harm our business.

We may face claims of intellectual property infringement, which could be time-consuming, costly to defend or settle, result in the loss of significant rights, harm our relationships with our customers and distributors, or otherwise materially adversely affect our business, financial condition and results of operations.

The semiconductor memory industry is characterized by companies that hold patents and other intellectual property rights and that vigorously pursue, protect and enforce intellectual property rights. These companies include patent holding companies or other adverse patent owners who have no relevant product revenue and against whom our own patents may provide little or no deterrence. From time to time, third parties may assert against us and our customers’ patent and other intellectual property rights to technologies that are important to our business.

Claims that our products, processes or technology infringe third-party intellectual property rights, regardless of their merit or resolution, could be costly to defend or settle and could divert the efforts and attention of our management and technical personnel. We may also be obligated to indemnify our customers or business partners in connection with any such litigation, which could result in increased costs. Infringement claims also could harm our relationships with our customers or distributors and might deter future customers from doing business with us. If any such proceedings result in an adverse outcome, we could be required to:

•	cease the manufacture, use or sale of the infringing products, processes or technology;

•	pay substantial damages for infringement;

•	expend significant resources to develop non-infringing products, processes or technology, which may not be successful;

•	license technology from the third-party claiming infringement, which license may not be available on commercially reasonable terms, or at all;

•	cross-license our technology to a competitor to resolve an infringement claim, which could weaken our ability to compete with that competitor; or

•	pay substantial damages to our customers to discontinue their use of or to replace infringing technology sold to them with non-infringing technology, if available.

Any of the foregoing results could have a material adverse effect on our business, financial condition and results of operations. Furthermore, our exposure to the foregoing risks may also be increased as a result of acquisitions of other companies or technologies. For example, we may have a lower level of visibility into the development process with respect to intellectual property or the care taken to safeguard against infringement risks with respect to the acquired company or technology. In addition, third parties may make infringement and similar or related claims after we have acquired technology that had not been asserted prior to the acquisition.

We rely upon third-party licensed technology to develop our products. If licenses of third-party technology are inadequate, our ability to develop and commercialize our products or product enhancements could be negatively impacted.

Our products incorporate technology licensed from third parties. In connection with our acquisition of certain flash memory assets from Atmel Corporation in 2012, we obtained a perpetual license to Atmel’s flash memory technology. In addition, a component of our CBRAM technology is licensed from Axon Technology Corp. While we believe these licenses enable us to develop our products and pursue our current product strategies, these licenses may not provide us with the benefits we expect from them. From time to time, we may be required to license additional technology from third parties to develop our products or product enhancements. However, these third-party licenses may not be available to us on commercially reasonable terms or at all. Our inability to obtain third-party licenses necessary to develop products and product enhancements could require us to obtain substitute technology at a greater cost or of lower quality or performance standards or delay product development. Any of these results may limit our ability to develop new products, which could harm our business, financial condition and results of operations.

Our success depends on our ability to attract and retain key employees, and our failure to do so could harm our ability to grow our business and execute our business strategies.

Our success depends on our ability to attract and retain our key employees, including our management team and experienced engineers. Competition for personnel in the semiconductor technology field is intense, and the availability of suitable and qualified candidates is limited. We compete to attract and retain qualified research and development personnel with other semiconductor companies, universities and research institutions, particularly those in the San Francisco Bay area where our headquarters is located. The members of our management and key employees are at-will employees and although we recently issued refresh equity awards to our personnel in connection with this offering, there can be no assurance that these awards will be effective to retain our key employees. If we lose the services of any key senior management member or employee, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely impact our business and prospects. The loss of the services of one or more of our key employees, especially our key engineers, or our inability to attract and retain qualified engineers, could harm our business, financial condition and results of operations.

We may not be able to effectively manage our growth, and we may need to incur significant expenditures to address the additional operational and control requirements of our growth, either of which could harm our business and operating results.

As we continue to expand our business, we expect our headcount and overall size of our operations to grow significantly. To effectively manage our growth, we must continue to expand our operational, engineering and financial systems, procedures and controls and to improve our accounting and other internal management systems. This may require substantial managerial and financial resources, and our efforts in this regard may not be successful. Our current systems, procedures and controls may not be adequate to support our future operations. If we fail to adequately manage our growth, or to improve our operational, financial and management information systems, or fail to effectively motivate or manage our new and future employees, the quality of our products and the management of our operations could suffer, which could adversely affect our operating results.

The forecasts of market growth and other forward-looking information included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not grow at similar rates, or at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. Forecasts relating to potential market size in our industry may prove to be inaccurate. Even if the forecasted growth occurs, our business may not grow at a similar rate, or at all. Furthermore, our estimate of the market opportunity is subject to significant uncertainty and is based on assumptions and estimates, including our internal analyses, industry experience and third-party data. Accordingly, our estimated market opportunity may prove to be materially inaccurate. In addition, our growth and ability to serve a significant portion of this estimated market is subject to many factors, including our success in implementing our business strategy and the growth of the IoT market. We cannot assure you that we will be able to serve a significant portion of this market and the growth forecasts included in this prospectus should not be taken as indicative of our future growth.

We have engaged in acquisitions in the past and may continue to expand through acquisitions of, or investments in, other companies, each of which may divert our management’s attention, result in additional dilution to stockholders or use resources that are necessary to operate our business.

In the past, we have grown our business through acquisitions and we may in the future seek to acquire or invest in businesses, products or technologies that we believe could complement or expand our business, enhance our technical capabilities or otherwise offer growth opportunities. For example, in September 2012, we purchased certain flash memory product assets from Atmel Corporation, which brought us a large customer base for products, a world-wide sales and distribution network and products and technology to further broaden our technology platform offerings. Such acquisitions or investments could create risks for us, including:

•	difficulties in assimilating acquired personnel, operations and technologies or realizing synergies expected in connection with an acquisition, particularly with acquisitions of companies with large and widespread operations, complex products or that operate in markets in which we historically have had limited experience;

•	unanticipated costs or liabilities, including possible litigation, associated with the acquisition;

•	incurrence of acquisition-related costs;

•	diversion of management’s attention from other business concerns;

•	use of resources that are needed in other parts of our business; and

•	use of substantial portions of our available cash to consummate an acquisition.

A significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill, which must be assessed for impairment at least annually. If such acquisitions do not yield expected returns, we may be required to take charges to our earnings based on this impairment assessment process, which could harm our results of operations.

We may be unable to complete acquisitions at all or on commercially reasonable terms, which could limit our future growth. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of additional debt, which could adversely affect our operating results and result in a decline in our stock price and further restrict our ability to pursue business opportunities, including potential acquisitions. In addition, if an acquired business fails to meet our expectations, our operating results may suffer.

We have operations outside of the United States and intend to expand our international operations, which exposes us to significant risks.

We have limited operations in Europe and Asia. We intend to expand our operations in Asia. The success of our business depends, in large part, on our ability to operate successfully from geographically disparate locations and to further expand our international operations and sales. Operating in international markets requires significant resources and management attention and subjects us to regulatory, economic and political risks that are different from those we face in the United States. We cannot be sure that further international expansion will be successful. In addition, we face risks in doing business internationally that could expose us to reduced demand for our products, lower prices for our products or other adverse effects on our operating results. Among the risks we believe are most likely to affect us are:

•	difficulties, inefficiencies and costs associated with staffing and managing foreign operations;

•	longer and more difficult customer qualification and credit checks;

•	greater difficulty collecting accounts receivable and longer payment cycles;

•	the need for various local approvals to operate in some countries;

•	difficulties in entering some foreign markets without larger-scale local operations;

•	compliance with local laws and regulations;

•	unexpected changes in regulatory requirements, including the elimination of tax holidays;

•	reduced protection for intellectual property rights in some countries;

•	adverse tax consequences as a result of repatriating cash generated from foreign operations to the United States;

•	adverse tax consequences, including potential additional tax exposure if we are deemed to have established a permanent establishment outside of the United States;

•	the effectiveness of our policies and procedures designed to ensure compliance with the Foreign Corrupt Practices Act of 1977 and similar regulations;

•	fluctuations in currency exchange rates, which could increase the prices of our products to customers outside of the United States, increase the expenses of our international operations by reducing the purchasing power of the U.S. dollar and expose us to foreign currency exchange rate risk if, in the future, we denominate our international sales in currencies other than the U.S. dollar;

•	new and different sources of competition; and

•	political and economic instability, and terrorism.

Our failure to manage any of these risks successfully could harm our operations and reduce our revenue.

In order to comply with environmental laws and regulations, we may need to modify our activities or incur substantial costs, and if we fail to comply with environmental regulations we could be subject to substantial fines or be required to have our suppliers alter their processes.

The semiconductor memory industry is subject to a variety of international, federal, state and local governmental regulations directed at preventing or mitigating environmental harm, as well as to the storage, discharge, handling, generation, disposal and labeling of toxic or other hazardous substances. Failure to comply with environmental regulations could subject us to civil or criminal sanctions and property damage or personal injury claims. Compliance with current or future environmental laws and regulations could restrict our ability to expand our business or require us to modify processes or incur other substantial expenses which could harm our business. In response to environmental concerns, some customers and government agencies impose requirements for the elimination of hazardous substances, such as lead (which is widely used in soldering connections in the process of semiconductor packaging and assembly), from electronic equipment. For example, the European Union adopted its Restriction on Hazardous Substance Directive which prohibits, with specified exceptions, the sale in the EU market of new electrical and electronic equipment containing more than agreed levels of lead or other hazardous materials and China has enacted similar regulations. Environmental laws and regulations such as these could become more stringent over time, causing a need to redesign technologies, imposing greater compliance costs and increasing risks and penalties associated with violations, which could seriously harm our business.

The issuance of new accounting standards or future interpretations of existing accounting standards could adversely affect our operating results.

We prepare our financial statements in accordance with GAAP. A change in those principles could have a significant effect on our reported results and might affect our reporting of transactions completed before a change is announced. GAAP is issued and subject to interpretation by the Financial Accounting Standards Board, the SEC and various other bodies formed to promulgate and interpret accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. The issuance of new accounting standards or future interpretations of existing accounting standards, or changes in our business practices or estimates, could result in future changes in our revenue recognition or other accounting policies that could have a material adverse effect on our results of operations.

Some of our facilities and the facilities of our suppliers are located near known earthquake fault zones, and the occurrence of an earthquake or other catastrophic disaster could damage our facilities, which could cause us to curtail our operations.

Our principal offices, and our contract manufacturers’ and suppliers’ facilities in Asia, are located near known earthquake fault zones and, therefore, are vulnerable to damage from earthquakes. We are also vulnerable to damage from other types of disasters, such as power loss, fire, floods and similar events. If any such disaster were to occur, our ability to operate our business could be seriously impaired. In addition, we may not have adequate insurance to cover our losses resulting from disasters or other similar significant business interruptions. Any significant losses that are not recoverable under our insurance policies could seriously impair our business and financial condition.

We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs.

We have funded our operations since inception through equity financings and our borrowing arrangements. We have incurred net losses and negative cash flows from operating activities since our inception, and we expect we will continue to incur operating and net losses and negative cash flows from operations for the foreseeable future. We do not know when or if our operations will generate sufficient cash to fund our ongoing operations. In the future, we may require additional capital to fund our ongoing operations, respond to business opportunities, challenges, acquisitions or unforeseen circumstances and may determine to engage in equity or debt financings or enter into credit facilities, but we may not be able to timely secure additional debt or equity financing on favorable terms or at all.

Our current term loan facility limits our ability to incur indebtedness, and these restrictions are subject to a number of qualifications and exceptions subject to the consent of our lender. Any additional debt financing obtained by us in the future could also involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

If we raise additional funds through issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

Provisions of our debt agreements may restrict our ability to pursue our business strategies.

Borrowings under our $15.0 million term loan facility are secured by substantially all of our assets. Our term loan facility restricts our ability to, among other things:

•	dispose of or sell assets;

•	consolidate or merge with other entities;

•	incur additional indebtedness;

•	create liens on our assets;

•	pay dividends;

•	make investments;

•	enter into transactions with affiliates; and

•	redeem subordinated indebtedness.

These restrictions are subject to certain exceptions. In addition, our term loan facility requires us to comply with a minimum quarterly adjusted EBITDA covenant (measured on a trailing three-month basis) and a minimum monthly liquidity ratio. The operating and financial restrictions and covenants in the term loan facility, as well as any future financing agreements that we may enter into, may restrict our ability to finance our operations, engage in business activities or expand or fully pursue our business strategies. Our ability to comply with these covenants may be affected by events beyond our control, and we may not be able to meet those covenants. For example, in the past, we have not been in compliance with certain financial covenants in our debt agreements, which may occur again in the future. A breach of any of these covenants could result in a default under the credit facility, which could cause all of the outstanding indebtedness thereunder to either (i) become immediately due and payable or (ii) increase by five percent of the interest rate charged during the period of the unremedied breach.

Our ability to use net operating losses to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses, or NOLs, to offset future taxable income, and tax credits to offset tax. In addition, although we do not expect to undergo an ownership change in connection with this offering, we may experience an ownership change in the future, and our ability to utilize our NOLs and tax credits could be further limited by Section 382 of the Code. Future changes in our stock ownership, many of which are outside of our control, could result in an ownership change under Section 382 of the Code. Our net operating losses and tax credits could also be impaired under state laws. As a result, we might not be able to utilize a material portion of our state NOLs and tax credits.

We will incur significantly increased costs and devote substantial management time as a result of operating as a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, as well as rules and regulations subsequently implemented by the SEC and the NASDAQ Stock Market, including the establishment and maintenance of effective disclosure and internal controls and the establishment corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly.

We expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an emerging growth company, as defined by the JOBS Act. We also will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

As a public company, we will be required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting and, beginning with our annual report for the fiscal year ending December 31, 2016, provide a management report on our internal control over financial reporting, which must be attested to by our independent registered public accounting firm to the extent we are no longer an “emerging growth company,” as defined by the JOBS Act. If we have one or more material weaknesses in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We are in the process of designing and implementing our internal control over financial reporting required to comply with this obligation, which process will be time consuming, costly and complicated. If we identify additional material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner, if we are unable to determine that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be negatively affected, and we could become subject to investigations by the NASDAQ Stock Market, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Regulations related to “conflict minerals” may force us to incur additional expenses, may make our supply chain more complex and may result in damage to our reputation with customers.

Pursuant to the Dodd-Frank Act, the SEC has adopted requirements for companies that use certain minerals and metals, known as conflict minerals, in their products, whether or not these products are manufactured by third parties. These requirements will require companies to diligence, disclose and report whether or not such minerals originate from the Democratic Republic of Congo and adjoining countries. The implementation of these requirements could adversely affect the sourcing, availability and pricing of minerals used in the manufacture of our products, and affect our costs and relationships with customers, distributors and suppliers as we must obtain additional information from them to ensure our compliance with the disclosure requirement. In addition, we will incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products. Since our supply chain is complex, we may not be able to sufficiently verify the origins for these minerals and metals used in our products through the due diligence procedures that we implement, which may harm our reputation. In such event, we may also face difficulties in satisfying customers who require that all of the components of our products are certified as conflict mineral free and these customers may discontinue, or materially reduce, purchases of our products, which could result in a material adverse effect on our results of operations and our financial condition may be adversely affected.

We are an emerging growth company. We cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. For as long as we continue to be an emerging growth company, we also intend to take advantage of certain other exemptions from various reporting requirements that are applicable to other public companies including the exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, the reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we become a large accelerated filer, which means that we have been public for at least 12 months, have filed at least one annual report and the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last day of our then most recently completed second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Risks Related to Our Initial Public Offering and Ownership of Our Common Stock

There has been no prior public market for our common stock, the stock price of our common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our common stock prior to our initial public offering. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us and may not be indicative of prices that will prevail in the market following this offering. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. An active or liquid market in our common stock may not develop upon closing of this offering or be sustainable. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	overall performance of the equity markets in general, in our industry or in the markets we address;

•	our operating performance and the performance of other similar companies;

•	changes in the estimates of our results of operations that we provide to the public, our failure to meet these projected results or changes in recommendations by securities analysts that elect to follow our common stock;

•	announcements of technological innovations, new products or enhancements to products, acquisitions, strategic alliances or significant agreements by us or by our competitors;

•	announcements of new business partners, on the termination of existing business partner arrangements or changes to our relationships with such business partners;

•	recruitment or departure of key personnel;

•	announcements of litigation or claims against us;

•	changes in legal requirements relating to our business;

•	the economy as a whole, market conditions in our industry, and the industries of our customers and end customers;

•	trading activity by our principal stockholders;

•	the size of our market float; and

•	any other factors discussed in this prospectus.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

lf securities analysts do not publish research or reports about our business or if they downgrade our stock, the price of our stock could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. If few analysts commence coverage of our company, the price and trading volume of our stock could suffer. If one or more of the analysts who cover us downgrade our stock, or publish unfavorable research about our business, our stock price would likely decline rapidly. If one or more of these analysts cease coverage of our company or fail to publish regularly, we could lose visibility in the market, which in turn could cause our stock price to decline.

The concentration of our capital stock ownership with insiders upon the completion of this offering will likely limit your ability to influence corporate matters.

We anticipate that our executive officers, directors, current principal stockholders and their affiliates will beneficially own an aggregate of approximately              percent of our common stock outstanding after this offering. As a result, these stockholders, acting together, will have control over most matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership might also have the effect of discouraging or preventing a change of control of our company that other stockholders may view as beneficial.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from our initial public offering. We expect to use the net proceeds that we receive from this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products, services, technologies or other assets or to repay borrowings under our three-year $15.0 million term loan facility. We may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could adversely affect our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our investors.

You will experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding common stock as of March 31, 2015. Therefore, based on an assumed offering price of $         per share (the midpoint of the price range on the cover of this prospectus), if

you purchase our common stock in this offering, you will suffer immediate and substantial dilution of approximately $         per share. If the underwriters exercise their over-allotment option, or if outstanding options and warrants to purchase our common stock are exercised, you will experience additional dilution.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline below the initial public offering price and our ability to raise capital through the sale of equity securities could be impaired. Based on shares outstanding as of March 31, 2015, upon completion of this offering, we will have outstanding              shares of common stock, assuming no exercise of the underwriters’ over-allotment option. All of our executive officers and directors and the holders of substantially all of our capital stock prior to this offering are subject to lock-up agreements with the underwriters that restrict their ability to sell shares in the public market for 180 days from the date of this prospectus. Needham & Company, LLC and Oppenheimer & Co. Inc. may, however, in their sole discretion, permit shares to be sold prior to the expiration of the lock-up agreements.

After the lock-up agreements pertaining to this offering expire, an additional              shares will be eligible for sale in the public market,              of which are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, and various vesting agreements. In addition, after giving effect to the net exercise of warrants that would expire if not exercised prior to the completion of this offering, 13,580,074 shares subject to outstanding warrants and the 24,850,490 shares subject to outstanding options and reserved for future issuance under our 2007 Equity Incentive Plan as of March 31, 2015 will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Certain holders of shares of our common stock have registration rights. See “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by our affiliates as defined in Rule 144 under the Securities Act. Sales of securities by any of these stockholders could adversely affect the trading price of our common stock.

We do not intend to pay dividends for the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. In addition, our ability to pay cash dividends on our capital stock is restricted by the terms of our term loan facility and is likely to be restricted by any future debt financing arrangement. Any return to stockholders will therefore be limited to increases in the price of our common stock, if any.

Provisions in our amended and restated certificate of incorporation and bylaws or Delaware law might discourage, delay or prevent a change of control of our company or changes in our management.

Delaware corporate law and our amended and restated certificate of incorporation and bylaws contain provisions that could discourage, delay or prevent a change in control of our company or changes in our board of directors that the stockholders of our company may deem advantageous. Among other things, these provisions:

•	establish a classified board of directors so that not all members of our board are elected at one time;

•	provide that directors may be removed only “for cause” and only with the approval of stockholders representing 66 2/3 percent of our outstanding common stock;

•	require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and bylaws;

•	authorize the issuance of “blank check” preferred stock that our board could issue to increase the number of outstanding shares and to discourage a takeover attempt;

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which means that all stockholder actions will be required to be taken at a meeting of our stockholders;

•	provide that our board of directors is expressly authorized to make, alter or repeal our bylaws; and

•	establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder. See “Description of Capital Stock—Anti-Takeover Provisions—Delaware Law” for more information. Any delay or prevention of a change of control transaction or changes in our management could cause the market price of our common stock to decline.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our bylaws or any action asserting a claim against us that is governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees. This limitation may discourage these types of lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or to our future financial or operating performance. You can generally identify forward-looking statements because they contain words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intend,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions that concern our expectations, strategy, plans or intentions. We have based these forward-looking statements primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section entitled “Risk Factors” and elsewhere in this prospectus. Accordingly, you should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those projected in the forward-looking statements. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our expectations regarding our revenue growth;

•	anticipated trends and challenges in our business and in the markets in which we operate;

•	our anticipated strategies for growth and sources of new revenue;

•	our plans to expand our manufacturing capabilities;

•	additions to our salesforce and continued collaboration with customers;

•	future investment in our technology platforms and the return on such investments;

•	our plans to license our CBRAM platform;

•	our plans to introduce new product families, including those based on our CBRAM technology;

•	our ability to anticipate market needs and develop enhancements of our products to meet those needs;

•	maintaining and expanding our customer base and our distribution relationships;

•	our ability to compete in our rapidly evolving markets and innovation by our competitors;

•	our reliance on distribution partners to promote sales of our products;

•	the evolution of technology affecting our products and markets;

•	our ability to retain and hire necessary employees and to staff our operations appropriately;

•	our liquidity and working capital requirements;

•	our need to obtain additional funding and our ability to obtain future funding on acceptable terms;

•	the estimates and estimate methodologies used in preparing our consolidated financial statements and determining option exercise prices; and

•	the future trading prices of our common stock and the impact of securities analysts’ reports on these prices.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations and market opportunity and market size, is based on information from various sources, including Garter, Inc. (Gartner) and Web-Feet Research, Inc. (Web-Feet), on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the market for our products. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. While we believe the market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the “Risk Factors” section and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

The Gartner Report described herein (the Gartner Report) represents data, research opinion or viewpoints published as part of a syndicated subscription service by Gartner and are not representations of fact. The Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Report are subject to change without notice.

Certain information in this prospectus is contained in independent industry reports. The source of, and selected additional information contained in, these independent industry reports are provided below:

(1) Gartner, Forecast Analysis: Internet of Things, Endpoints and Associated Services, Worldwide, 2014 Update, by Pete Middleton, Thilo Koslowski and Angela McIntyre, December 2, 2014.

(2) Web-Feet, Quarterly Flash Component Forecast report, March, 2015.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $         million, based on an assumed initial public offering price of $         per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds would be approximately $         million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease the net proceeds that we receive from this offering by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets. We expect to use the net proceeds that we receive from this offering for working capital and other general corporate purposes, including research and development activities, sales and marketing activities and capital expenditures, to enhance existing and develop new products and product families, expand our manufacturing capabilities or fund our growth. We may also use a portion of the net proceeds that we receive from this offering for investments in or acquisitions of complementary businesses, products, services, technologies or other assets. We have not entered into any agreements or commitments with respect to any investments or acquisitions at this time.

We currently have no specific plans for the use of the net proceeds that we receive from this offering. Accordingly, we will have broad discretion in using these proceeds. Pending their use as described above, we plan to invest the net proceeds in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

We may also use a portion of the net proceeds we receive from this offering to repay borrowings under our three-year $15.0 million term loan facility. As of June 30, 2015, we had borrowings of $15.0 million outstanding under the term loan facility, which bear interest at a rate of 5.25% per year. Our term loan facility replaced our prior credit facility. We used the borrowings under our term loan facility to repay in full the total borrowings outstanding under the prior credit facility as of the date we entered into the term loan facility.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings and do not expect to pay any cash dividends on our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. In addition, the terms of our $15.0 million term loan facility currently prohibit us from paying dividends.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents, debt, preferred stock warrant liability and capitalization as of March 31, 2015, on:

•	an actual basis;

•	a pro forma basis to give effect to the automatic conversion of all shares of our convertible preferred stock outstanding as of March 31, 2015 into 300,789,120 shares of our common stock immediately upon the closing of this offering, and the resulting reclassification of the preferred stock warrant liability to additional paid-in capital; and

•	a pro forma as adjusted basis to give further effect to (1) the sale of the shares of our common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us; (2) the amendment and restatement of our certificate of incorporation in connection with this offering; and (3) the issuance of shares of common stock that we expect to issue upon the net exercise of warrants that would expire if not exercised prior to the completion of this offering, based upon the assumed initial public offering price of $ per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus.

The information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at the pricing of this offering. You should read this table together with our consolidated financial statements and related notes, “Selected Consolidated Financial Data and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each included elsewhere in this prospectus.

	As of March 31, 2015
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$4,554	$4,554	$

Debt(1)	9,267	9,267

Preferred stock warrant liability	112	—

Convertible preferred stock, no par value per share: 153,568,221 shares authorized, 145,856,098 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma or pro forma as adjusted (unaudited)	78,467	—

Stockholders’ equity (deficit)
Preferred stock, $0.0001 par value per share: no shares authorized or issued and outstanding, actual and pro forma (unaudited); no shares authorized, no shares issued or outstanding pro forma as adjusted (unaudited)	—	—		—
Common stock, $0.0001 no par value per share: 220,000,000 shares authorized; 18,465,527 shares issued and outstanding, actual; 220,000,000 shares authorized, 319,254,647 shares issued and outstanding, pro forma (unaudited); shares authorized and shares issued and outstanding, pro forma as adjusted (unaudited)	2	32
Additional paid-in capital	3,952	82,501
Accumulated other comprehensive loss	(212)	(212)
Accumulated deficit	(76,438)	(76,438)		—

Total stockholders’ equity (deficit)	(72,696)	5,883

Total capitalization	$15,150	$15,150	$

(1)	In April 2015, we repaid in full this debt and we entered into a new three-year $15.0 million term loan facility. As of June 30, 2015, we had borrowings of $15.0 million outstanding under our new term loan facility.

A $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, would increase or decrease our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of common stock issued and outstanding actual, pro forma and pro forma as adjusted in the table above does not include the following shares:

•	19,937,748 shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2015, with a weighted-average exercise price of $0.05 per share;

•	4,802,518 shares of our common stock issuable upon the exercise of stock options granted after March 31, 2015, with an exercise price of $0.10 per share;

•	3,175,755 shares of our common stock issuable upon the exercise of warrants outstanding as of March 31, 2015, with a weighted-average exercise price of $0.7479 per share;

•	10,404,319 shares of our common stock issuable upon the exercise of warrants issued after March 31, 2015, with an exercise price of $0.0721 per share; and

•	shares of our common stock reserved for future issuance under our equity compensation plans, consisting of (1) 4,912,742 shares of common stock available for issuance under our 2007 Equity Incentive Plan as of March 31, 2015, and an additional 61,500,000 shares of common stock reserved for issuance subsequent to March 31, 2015, which shares will be added to the shares to be reserved under our 2015 Equity Incentive Plan, or the 2015 Plan, to the extent not granted prior to the completion of this offering, (2) shares of common stock reserved for future issuance under our 2015 Plan and our 2015 Employee Stock Purchase Plan, which will become effective on the date immediately prior to the date of this prospectus and contain provisions that automatically increase its share reserve each year, as more fully described in “Executive Compensation—Employee Benefit Plans.”

DILUTION

If you invest in our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Our pro forma net tangible book value as of March 31, 2015 was $(4.7) million, or $(0.01) per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of March 31, 2015, after giving effect to the conversion of all shares of our convertible preferred stock outstanding as of March 31, 2015 into 300,789,120 shares of our common stock immediately upon the closing of this offering, and the resulting reclassification of the preferred stock warrant liability to additional paid-in capital.

After giving effect to (1) the sale by us of                  shares of common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (2) the issuance of                  shares of common stock that we expect to issue upon the net exercise of warrants that would expire if not exercised prior to the completion of this offering, based upon the assumed initial public offering price of $         per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, our pro forma as adjusted net tangible book value as of March 31, 2015 would have been approximately $         million, or approximately $         per share. This amount represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $         per share to new investors purchasing shares of common stock in this offering at the assumed initial public offering price.

The following table illustrates this dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of March 31, 2015	$(0.26)
Increase in net tangible book value per share attributable to preferred stock conversion	0.25

Pro forma net tangible book value per share as of March 31, 2015	(0.01)
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to investors in this offering		$

A $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, would increase or decrease our pro forma as adjusted net tangible book value per share to new investors by approximately $         and would increase or decrease dilution per share to new investors by approximately $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table presents on a pro forma as adjusted basis as of March 31, 2015, after giving effect to the conversion of all outstanding shares of convertible preferred stock into common stock immediately upon the closing of this offering, the differences between the existing stockholders and the new investors purchasing shares of our common stock in this offering, with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of common and convertible preferred stock, cash received from the exercise of stock options and the average price per share paid

or to be paid to us at an assumed offering price of $         per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased(1)			Total Consideration(1)			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Totals		100.0%		$	100.0%

(1)	Includes shares that we expect to issue upon net exercise of warrants immediately prior to the completion of this offering that would otherwise expire, based upon an assumed initial public offering price of $ per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus.

A $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, would increase or decrease the total consideration paid by new investors by $         million and increase or decrease the percent of total consideration paid by new investors by     %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Assuming the underwriters’ over-allotment option to purchase additional shares is exercised in full, the total consideration paid by new investors would increase by approximately $         million, and the percentage of shares held by existing stockholders would decrease to     % and will increase the number of shares held by our new investors to             , or     %.

In addition, assuming all of our stock options and warrants outstanding as of March 31, 2015 are exercised in full, the number of shares held by existing stockholders would increase to             , or     %, and the percentage of shares held by our new investors will decrease to     %.

The number of shares of our common stock to be outstanding after this offering is based upon 319,254,647 shares of our common stock outstanding as of March 31, 2015 and does not include:

•	19,937,748 shares of our common stock issuable upon the exercise of stock options outstanding as of March 31, 2015, with a weighted-average exercise price of $0.05 per share;

•	4,802,518 shares of our common stock issuable upon the exercise of stock options granted after March 31, 2015, with an exercise price of $0.10 per share;

•	3,175,755 shares of our common stock issuable upon the exercise of warrants outstanding as of March 31, 2015, with a weighted-average exercise price of $0.7479 per share;

•	10,404,319 shares of our common stock issuable upon the exercise of warrants issued after March 31, 2015, with an exercise price of $0.0721 per share; and

•	shares of our common stock reserved for future issuance under our equity compensation plans, consisting of (1) 4,912,742 shares of common stock available for issuance under our 2007 Equity Incentive Plan as of March 31, 2015, and an additional 61,500,000 shares of common stock reserved for issuance subsequent to March 31, 2015, which shares will be added to the shares to be reserved under our 2015 Equity Incentive Plan, or the 2015 Plan, to the extent not granted prior to the completion of this offering, (2) shares of common stock reserved for future issuance under our 2015 Plan and our 2015 Employee Stock Purchase Plan, which will become effective on the date immediately prior to the date of this prospectus and contain provisions that automatically increase its share reserve each year, as more fully described in “Executive Compensation—Employee Benefit Plans.”

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

We derived the selected consolidated statements of operations data for the years ended December 31, 2013 and 2014 and the selected consolidated balance sheets data as of December 31, 2013 and 2014 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the unaudited summary consolidated statements of operations data for the three months ended March 31, 2014 and 2015 and the unaudited summary consolidated balance sheet data as of March 31, 2015 from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with our annual consolidated financial statements and, in the opinion of management, include all adjustments of a normal, recurring nature that are necessary for the fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results to be expected in the future, and our results for the three months ended March 31, 2015 are not necessarily indicative of the operating results to be expected for the full year ending December 31, 2015 or any other period. You should read the following summary consolidated financial data in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$49,684	$41,465	$10,730	$9,690
Cost of revenue(1)	29,738	25,532	5,960	5,830

Gross profit	19,946	15,933	4,770	3,860

Operating expenses:(1)
Research and development	15,033	14,410	4,328	2,964
Sales and marketing	8,094	7,211	1,761	1,977
General and administrative	2,677	2,356	591	848

Total operating expenses	25,804	23,977	6,680	5,789

Loss from operations	(5,858)	(8,044)	(1,910)	(1,929)

Other income (expense), net	(2,223)	(750)	(174)	(299)

Loss before provision for income taxes	(8,081)	(8,794)	(2,084)	(2,228)
Provision for income taxes	72	140	93	49

Net loss	$(8,153)	$(8,934)	$(2,177)	$(2,277)

Net loss per share:(2)
Basic and diluted	$(0.46)	$(0.50)	$(0.12)	$(0.12)

Weighted-average number of shares used in computing net loss per share:(2)
Basic and diluted	17,766,856	17,892,558	17,792,319	18,465,527

Pro forma net loss per share (unaudited):(2)
Basic and diluted		$(0.03)		$(0.01)

Shares used in computing pro forma net loss per share (unaudited):(2)
Basic and diluted		318,681,678		319,254,647

(1)	Includes stock-based compensation expense as follows (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
Cost of revenue	$1	$4	$1	$1
Research and development	95	86	20	14
Sales and marketing	13	30	4	7
General and administrative	55	126	14	20

Total	$164	$246	$39	$42

(2)	Please see notes 1 and 12 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share and our pro forma net loss per share.

	As of December 31,		As of March 31, 2015
	2013	2014
	(in thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$11,580	$5,972	$4,554
Property and equipment, net	2,745	1,725	1,390
Total assets	43,589	31,447	28,981
Current liabilities	20,139	21,634	21,636	(1)
Debt	14,901	10,749	9,267	(2)
Preferred stock warrant liability	262	122	112
Convertible preferred stock	78,467	78,467	78,467
Total stockholders’ deficit	(61,661)	(70,252)	(72,696)

(1)	Includes $9.3 million of debt that we repaid in full in connection with the transactions described in footnote 2.
(2)	In April 2015, we repaid in full this debt and we entered into a new three-year $15.0 million term loan facility. As of June 30, 2015, we had borrowings of $15.0 million outstanding under our new term loan facility.

Key Metrics

We monitor a variety of key financial metrics to help us evaluate growth trends, establish budgets, measure the effectiveness of our business strategies and assess operational efficiencies. In addition to our financial results determined in accordance with accounting principles generally accepted in the United States of America, or GAAP, we believe the following non-GAAP and operational measures are useful in evaluating our performance. For a discussion of the changes in our key metrics from period to period, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics.”

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
	(dollars in thousands)
Non-GAAP gross margin	42%	43%	49%	37%
Adjusted EBITDA	$57	$(2,912)	$(594)	$(1,495)

Non-GAAP gross margin. We define non-GAAP gross profit as gross profit as reported on our consolidated statements of operations, excluding the impact of stock-based compensation and certain reserves for products based on CBRAM technology and losses on CBRAM wafer purchase commitments. We define non-GAAP gross margin as non-GAAP gross profit divided by revenue. Non-GAAP gross margin is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short-term and long-term operating plans. In particular, non-GAAP gross margin excludes certain non-cash expenses and certain inventory reserves that can provide useful measures for period-to-period comparisons of our core business.

Adjusted EBITDA. We define adjusted EBITDA as our net loss excluding stock-based compensation, certain reserves for products based on CBRAM technology and losses on CBRAM wafer purchase commitments, amortization of acquisition-related intangible assets, interest expense, depreciation and amortization, and our provision for income taxes. Adjusted EBITDA is a key measure used by our management and the board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, to monitor compliance with debt agreements and to develop short and long-term operating plans. In particular, we believe that the exclusion of the amounts eliminated in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core operating performance. Accordingly, we believe that adjusted EBITDA provides useful information in understanding and evaluating our operating results in the same manner as our management and our board of directors.

Reconciliation of Non-GAAP Financial Measures

The non-GAAP measures discussed above under “—Key Metrics” have limitations as analytical tools, and you should not consider them in isolation or as a substitute for an analysis of our results under GAAP. There are a number of limitations related to the use of these non-GAAP financial measures versus their nearest GAAP equivalents. First, non-GAAP gross margin and adjusted EBITDA are not substitutes for gross margin and net loss, respectively. These non-GAAP financial measures exclude certain recurring, non-cash charges such as stock-based compensation and amortization of acquisition-related intangible assets. Stock-based compensation has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and is an important part of our employees’ compensation affecting their performance. Furthermore, while depreciation and amortization and amortization of acquisition-related intangible assets expense are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements. Adjusted EBITDA also does not reflect changes in, or cash requirements for, our working capital needs and the potentially dilutive impact of stock-based compensation. Finally, other companies may calculate non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with GAAP. We urge our investors to review the reconciliation of our non-GAAP financial measures to the comparable GAAP financial measures included below and not to rely on any single financial measure to evaluate our business.

The following table reconciles gross profit to non-GAAP gross profit and non-GAAP gross margin:

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
	(dollars in thousands)
Gross profit	$19,946	$15,933	$4,770	$3,860
Stock-based compensation	1	4	1	1
Reserves for products based on CBRAM technology and losses on CBRAM wafer purchase commitments	852	1,756	502	(230)

Non-GAAP gross profit	$20,799	$17,693	$5,273	$3,631

Revenue	$49,684	$41,465	$10,730	$9,690

Non-GAAP gross margin	42%	43%	49%	37%

The following table reconciles net loss to adjusted EBITDA:

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
	(in thousands)
Net loss	$(8,153)	$(8,934)	$(2,177)	$(2,277)
Stock-based compensation	164	246	39	42
Reserves for products based on CBRAM technology and losses on CBRAM wafer purchase commitments	852	1,756	502	(230)
Amortization of acquisition-related intangible assets	3,320	1,236	309	309
Interest expense, net	2,731	864	219	181
Provision for income taxes	72	140	93	49
Depreciation and amortization	1,071	1,780	421	431

Adjusted EBITDA	$57	$(2,912)	$(594)	$(1,495)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with the information set forth under “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. The statements in this discussion regarding our expectations of our future performance, liquidity and capital resources, and other non-historical statements in this discussion, are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described under “Risk Factors” and elsewhere in this prospectus. Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Overview

We are a leading provider of application-specific, feature-rich, ultra-low power non-volatile memory products. We optimize our NVM products for Internet of Things, or IoT, applications including current and next-generation Internet-connected devices in the consumer, industrial, medical and wearables markets. We combine our NVM design capabilities with proprietary intellectual property and differentiated technology platforms to deliver high-performance products that dramatically reduce the overall energy consumption of our customers’ systems and extend battery life. Our products feature embedded intelligence in a small form factor and high reliability. We believe that our ultra-low power and feature-rich NVM products will become a key hardware building block for billions of IoT edge devices operating on and connected to networks worldwide. Through December 31, 2014, we have shipped over 200 million units to more than 500 end customers.

Our revenue is derived from the sale of our NVM products, primarily our flash memory products, which represented substantially all of our revenue in 2013 and 2014 and for the three months ended March 31, 2015. On September 28, 2012, we purchased certain flash memory product assets from Atmel Corporation for a total of $25.0 million, of which $22.2 million was funded with term debt from a financial institution. The acquisition brought us a large customer base for NVM products, a world-wide sales and distribution network and products and technology to further broaden our technology platform offerings. The products we acquired as part of the acquisition were approaching the end of their life cycle and experiencing annual revenue declines. While we provide support for these products, we have not invested further in research and development. Revenue from these legacy products have declined from $43.7 million in 2013 to $13.0 million in 2014 and from $6.5 million during the three months ended March 31, 2014 to $0.9 million during the three months ended March 31, 2015. We expect that revenue from these products will continue to decline in the future. Since the acquisition, we have invested in developing new products that are better suited for low-power, high-growth applications, accelerated development of select products and introduced new products based on the acquired technology. In 2013, we introduced the first of our next-generation DataFlash and Fusion Flash products, which have similar functionality to our legacy products, but also offer enhanced features such as ultra-deep power down and wide supply voltage range operation. Collectively, sales of our next-generation NVM products have experienced a high rate of growth. Revenue from these new products were $6.0 million in 2013 and $28.5 million in 2014, and we generated $8.8 million in revenue from new products during the three months ended March 31, 2015. We had been exclusively developing products based on CBRAM technology prior to the acquisition of assets from Atmel, and shipped more than 1.0 million units of our CBRAM-based products by 2014. We continue to develop and enhance our family of CBRAM-based products, although revenue associated with these products has not been material to date. We have made and continue to make these upfront investments because we believe that the introduction of any fundamentally new semiconductor technology must necessarily go through a lengthy customer evaluation process and several cycles of improvement in the field before it can be widely adopted or generate material revenue.

In 2014, our products were sold to more than 500 end customers, many of which are large multi-national companies. In general, we work directly with our customers to have our NVM devices designed into and qualified for their products. Although we maintain direct sales, support and development relationships with our customers, once our products are designed into a customer’s product, we sell a majority of our products to those customers through distributors. We generated 72%, 70% and 66% of our revenue from distributors for the years ended December 31, 2013 and 2014 and for the three months ended March 31, 2015, respectively, and sales to three distributors generated approximately 54% and 28% of our revenue in 2014 and for the three months ended March 31, 2015, respectively. Additionally, we derived more than 85%, 82% and 78% of our revenue internationally for the years ended December 31, 2013 and 2014 and during the three months ended March 31, 2015, respectively, the majority of which was recognized in the APAC region. Revenue by geography is recognized based on the region to which our products are sold, and not to where the end products are shipped.

We employ a fabless manufacturing strategy and use market-leading suppliers for all phases of the manufacturing process, including wafer fabrication, assembly, testing and packaging. This strategy significantly reduces the capital investment that would otherwise be required to operate manufacturing facilities of our own.

In order to develop differentiated products to attract and retain customers, we have made significant investments in research and development. For the years ended December 31, 2013 and 2014 and during the three months ended March 31, 2015, our research and development expense was $15.0 million, $14.4 million and $3.0 million, respectively. We expect that our research and development expenses will increase significantly in the future as we pursue the opportunities we see in the emerging IoT market. As of March 31, 2015, we had 82 employees, approximately 60% of whom are in research and development. Our headquarters are located in Sunnyvale, California, with additional sales operations in North America, the Middle East and Africa, or EMEA, and Asia-Pacific, or APAC, regions. We recorded revenue of $49.7 million and $41.5 million, and net loss of $8.2 million and $8.9 million, for the years ended December 31, 2013 and 2014, respectively. In addition, our revenue decreased from $10.7 million during the three months ended March 31, 2014 to $9.7 million during the three months ended March 31, 2015 and our net loss increased from $2.2 million to $2.3 million over that same period.

Key Metrics

We monitor a variety of key financial metrics to help us evaluate growth trends, establish budgets, measure the effectiveness of our business strategies and assess operational efficiencies. In addition to our financial results determined in accordance with GAAP, we believe the following non-GAAP and operational measures are useful in evaluating our performance.

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
	(dollars in thousands)
Non-GAAP gross margin	42%	43%	49%	37%
Adjusted EBITDA	$57	$(2,912)	$(594)	$(1,495)

Non-GAAP gross margin. We define non-GAAP gross profit as gross profit as reported on our consolidated statements of operations, excluding the impact of stock-based compensation and certain reserves for products based on CBRAM technology and losses on CBRAM wafer purchase commitments. We define non-GAAP gross margin as non-GAAP gross profit divided by revenue. Non-GAAP gross margin is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short-term and long-term operating plans. Non-GAAP gross margin increased in 2014 as compared to 2013 as a result of a higher level of revenue from new products. Non-GAAP gross margin for the three months ended March 31, 2015 was lower than non-GAAP gross margin for the three months ended March 31, 2014 due primarily to lower costs for legacy products in the three months ended March 31, 2014. As a result of the decrease in non-GAAP gross margin, we have accelerated our ongoing efforts to reduce new product costs, including qualifying second source suppliers, primarily for assembly services, and investing higher resources to accelerate the transfer of certain products into more advanced wafer fabrication technologies, which we expect to result in lower product costs beginning in the first half of 2016.

Adjusted EBITDA. We define adjusted EBITDA as our net loss excluding: stock-based compensation, certain reserves for products based on CBRAM technology and losses on CBRAM wafer purchase commitments, amortization of acquisition-related intangible assets, interest expense, depreciation and amortization, and our provision for income taxes. Adjusted EBITDA is a key measure used by our management and the board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, to monitor compliance with debt agreements and to develop short and long-term operating plans. Adjusted EBITDA decreased from $0.1 million in 2013 to $(2.9) million in 2014, as a result of higher losses from operations and lower amortization of acquisition-related intangible assets and interest expense. Adjusted EBITDA decreased from a loss of $0.6 million in the three months ended March 31, 2014 to a loss of $1.5 million in the three months ended March 31, 2015, due primarily to a partial reversal of losses on CBRAM wafer commitments that were taken in 2014. In light of the higher adjusted EBITDA loss for the three months ended March 31, 2015, we assessed our current and projected levels of spending and revenue outlook relative to our internal plans, and decided to continue to invest in our business in accordance with those plans, including hiring additional personnel, primarily in Asia, to expand our sales and marketing organization and increasing research and development spending to continue the introduction of new products.

See “Selected Consolidated Financial Data—Key Metrics” for more information and reconciliations of non-GAAP financial measures to their most directly comparable financial measures calculated in accordance with GAAP.

Factors Affecting Our Performance

Product adoption in new markets and applications. We optimize our products to meet the technical requirements of the emerging IoT market. The growth in the IoT market is dependent on many factors, most of which are outside of our control. Should the IoT market not develop or develop more slowly, our financial results could be adversely affected.

Ability to attract and retain customers that make large orders. In 2014, our products were sold to more than 500 end customers, of which approximately 50 generated more than half our revenue. While we expect the composition of our customers to change over time, our business and operating results will depend on our ability to continually target new and retain existing customers that make large orders, particularly those in growth markets which are less dependent on macroeconomic conditions.

Design wins with new and existing customers. We believe our solutions significantly improve the performance and potentially lower the system cost of our customers’ designs, particularly if we are part of the early design phase. Accordingly, we work closely with our customers and targeted prospects to understand their product roadmaps and strategies. We consider design wins to be critical to our future success. We define a design win as the successful completion of the evaluation stage, where a customer has tested our product, verified that our product meets its requirements and qualified our NVM device for their products. The number of our design wins has grown from 32 in 2013 to 65 in 2014, including 19 and 52 design wins for new products, respectively. The revenue that we generate, if any, from each design win can vary significantly. Our long-term sales expectations are based on forecasts from customers, internal estimates of customer demand factoring in expected time to market for end customer products incorporating our solutions and associated revenue potential and internal estimates of overall demand based on historical trends.

Pricing, product cost and gross margins of our products. Our gross margin has been and will continue to be affected by a variety of factors, including the timing of changes in pricing, shipment volumes, new product introductions, changes in product mixes, changes in our purchase price of fabricated wafers and assembly and test service costs, manufacturing yields and inventory write downs, if any. In general, newly introduced products and products with higher performance and more features tend to be priced higher than older, more mature products. Average selling prices in the semiconductor industry typically decline as products mature. Consistent with this historical trend, we expect that the average selling prices of our products will decline as they mature. In the normal course of business, we will seek to offset the effect of declining average selling prices on existing products by reducing manufacturing costs and introducing new and higher value-added products. If we are unable to maintain overall average selling prices or offset any declines in average selling prices with realized savings on product costs, our gross margin will decline.

Investment in growth. We have invested, and intend to continue to invest, in expanding our operations, increasing our headcount, developing our products and differentiated technologies to support our growth and expanding our infrastructure. We expect our total operating expenses to increase significantly in the foreseeable future to meet our growth objectives. We plan to continue to invest in our sales and support operations throughout the world, with a particular focus in the near term of adding additional sales and field applications personnel in APAC to further broaden our support and coverage of our existing customer base, in addition to developing new customer relationships and generating design wins. We also intend to continue to invest additional resources in research and development to support the development of our products and differentiated technologies. Any investments we make in our sales and marketing organization or research and development will occur in advance of experiencing any benefits from such investments, and the return on these investments may be lower than we expect. In addition, as we invest in expanding our operations internationally, our business and results will become further subject to the risks and challenges of international operations, including higher operating expenses and the impact of legal and regulatory developments outside the United States.

Components of Our Results of Operations

Revenue

We derive substantially all of our revenue through the sale of our NVM products to OEMs and ODMs, primarily through distributors. We generated 72%, 70% and 66% of our revenue from distributors for the years ended December 31, 2013 and 2014 and for the three months ended March 31, 2015, respectively. We recognize revenue from product sales when persuasive evidence of an arrangement exists and all other revenue recognition criteria are met. We sell the majority of our products to distributors and generally recognize revenue when we ship the product directly to the distributors.

Because our distributors market and sell their products worldwide, our revenue by geographic location is not necessarily indicative of where our customers’ product sales and design win activity occur, but rather of where their manufacturing operations occur.

Cost of Revenue and Gross Margin

Cost of revenue primarily consists of costs paid to our third-party manufacturers for wafer fabrication, assembly and testing of our NVM products, provisions for excess and obsolete inventories including reserves for products based on CBRAM technology and accruals for future losses on CBRAM wafer purchase commitments to the extent our costs exceed the market price for such products. To a lesser extent, cost of revenue also includes depreciation of test equipment and expenses relating to manufacturing support activities, including personnel-related costs, logistics and quality assurance and shipping.

Our gross margin has been and will continue to be affected by a variety of factors, including the timing of changes in pricing, shipment volumes, new product introductions, changes in product mixes, changes in our purchase price of fabricated wafers and assembly and test service costs, manufacturing yields and inventory write downs, if any. We expect our gross margin to fluctuate over time depending on the factors described above.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing and general and administrative expense. Personnel-related costs, including salaries, benefits, bonuses and stock-based compensation, are the most significant component of each of our operating expense categories. In addition, in the near term we expect to hire additional personnel, primarily in our selling and marketing functions, and increase research and development expenditures, such as prototype wafers, associated with the implementation of our CBRAM technology in a manufacturing facility in Asia. Accordingly, we expect our operating expenses to increase as we invest in these initiatives.

Research and Development. Our research and development expenses consist primarily of personnel-related costs for the design and development of our products and technologies. Additional research and development expenses include product prototypes, mask costs, external test and characterization expenses, depreciation, amortization of design tool software licenses, amortization of acquisition-related intangible assets and allocated overhead expenses. We also incur costs related to outsourced research and development activities. We expect research and development expenses to increase in absolute dollars for the foreseeable future as we continue to improve our product features, increase our portfolio of solutions and implement our CBRAM manufacturing technology in a new manufacturing facility.

Sales and Marketing. Sales and marketing expenses consist primarily of personnel-related costs for our sales, business development, marketing, and applications engineering activities, third-party sales representative commissions, promotional and other marketing expenses, amortization of acquisition-related intangible assets and travel expenses. We expect sales and marketing expenses to increase in absolute dollars for the foreseeable future as we continue to expand our direct sales teams, primarily in APAC, and increase our marketing activities.

General and Administrative. General and administrative expenses consist primarily of personnel-related costs, consulting expenses and professional fees. Professional fees principally consist of legal, audit, tax and accounting services. We expect general and administrative expenses to increase in absolute dollars for the foreseeable future as we hire additional personnel, make improvements to our infrastructure and incur significant additional costs for the compliance requirements of operating as a public company, including higher legal, insurance and accounting expenses.

Other Income (Expense), Net

Other income (expense), net is comprised of interest income (expense) and other income (expense). Interest expense consists of interest on our outstanding debt. Other expense, net consists primarily of the change in fair value of our preferred stock warrant liability and foreign exchange gains or losses. Our foreign currency exchange gains and losses relate to transactions and asset and liability balances denominated in currencies other than the U.S. dollar. We expect our foreign currency gains and losses to continue to fluctuate in the future due to changes in foreign currency exchange rates.

We classify our preferred stock warrants as a liability on our consolidated balance sheets and record changes in fair value at each balance sheet date with the corresponding change recorded as other income (expense). We will continue to record adjustments to the fair value of the warrants at each balance sheet date until they are exercised, automatically convert into warrants to purchase common stock or expire. Following completion of this offering, these warrants will automatically convert into warrants to purchase common stock and, upon that conversion, will no longer be classified as a liability on our consolidated balance sheet and subject to fair value accounting.

Provision for Income Taxes

Provision for income taxes consists primarily of U.S. federal and state income taxes in the United States and income taxes in certain foreign jurisdictions in which we conduct business. We have a full valuation allowance for deferred tax assets, including net operating loss carryforwards, and tax credits related primarily to research and development. We expect to maintain this full valuation allowance for the foreseeable future.

Results of Operations

The following table sets forth our consolidated results of operations for the periods shown:

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
	(in thousands)
Revenue	$49,684	$41,465	$10,730	$9,690
Cost of revenue(1)	29,738	25,532	5,960	5,830

Gross profit	19,946	15,933	4,770	3,860

Operating expenses:(1)
Research and development	15,033	14,410	4,328	2,964
Sales and marketing	8,094	7,211	1,761	1,977
General and administrative	2,677	2,356	591	848

Total operating expenses	25,804	23,977	6,680	5,789

Loss from operations	(5,858)	(8,044)	(1,910)	(1,929)
Other income (expense), net	(2,223)	(750)	(174)	(299)

Loss before provision for income taxes	(8,081)	(8,794)	(2,084)	(2,228)
Provision for income taxes	72	140	93	49

Net loss	$(8,153)	$(8,934)	$(2,177)	$(2,277)

(1)	Includes stock-based compensation expense as follows (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
Cost of revenue	$1	$4	$1	$1
Operating expenses:
Research and development	95	86	20	14
Sales and marketing	13	30	4	7
General and administrative	55	126	14	20

Operating expense	163	242	38	41

Total	$164	$246	$39	$42

The following table sets forth the consolidated statements of operations data for each of the periods presented as a percentage of revenue:

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
Revenue	100%	100%	100%	100%
Cost of revenue(1)	60	62	56	60

Gross margin	40	38	44	40

Operating expenses:(1)
Research and development	30	35	40	31
Sales and marketing	16	17	16	20
General and administrative	5	6	6	9

Total operating expenses	52	58	62	60

Loss from operations	(12)	(20)	(18)	(20)
Other income (expense), net	(4)	(2)	(1)	(3)

Loss before provision for income taxes	(16)	(22)	(19)	(23)
Provision for income taxes	—	—	(1)	—

Net loss	(16)%	(22)%	(20)%	(23)%

(1)	Stock-based compensation was not material as a percent of revenue for the periods presented.

Comparison of the Three Months Ended March 31, 2014 and 2015

Revenue

	Three Months Ended March 31,		Change
	2014	2015	Amount	%
	(dollars in thousands)
Revenue	$10,730	$9,690	$(1,040)	(10)%
Revenue by category of products:
Legacy products	$6,507	$908	$(5,599)	(86)%
New products	$4,223	$8,782	$4,559	108%
Revenue by geography:
United States	19%	22%
Europe	25%	15%
Asia Pacific	54%	60%
Rest of world	2%	3%

Revenue decreased by $1.0 million, or 10%, during the three months ended March 31, 2015 as compared to the three months ended March 31, 2014. The decrease was due primarily to a decrease of $0.7 million related to the end of life of a customer program and an adverse impact of $0.3 million due to the appreciation of the U.S. dollar against the Euro, as certain of our sales are billed in Euros. In addition, we believe that revenue for the three months ended March 31, 2014 was adversely impacted by the bankruptcy in December 2013 of one of our wafer fabrication suppliers, which caused us to be unable to fulfill a portion of our customers’ orders in 2014 while we transitioned wafer production to a new foundry. There was no corresponding impact in the three months ended March 31, 2015.

Cost of Revenue and Gross Margin

	Three Months Ended March 31,		Change
	2014	2015	Amount	%
	(dollars in thousands)
Cost of revenue	$5,960	$5,830	$(130)	(2)%
Gross margin	44%	40%

Cost of revenue decreased by $0.1 million, or 2%, during the three months ended March 31, 2015, as compared to the three months ended March 31, 2014, due primarily to a decrease of $2.5 million in inventory reserve activity offset by an increase of $2.4 million in product costs.

Gross margin decreased during the three months ended March 31, 2015 as compared to the three months ended March 31, 2014 due to higher product costs and increased expense relating to manufacturing support activities, primarily related to increased personnel-related costs, and higher levels of depreciation of test equipment, which were allocated across a lower revenue base, and offset by sales of products previously reserved.

Operating Expenses

	Three Months Ended March 31,
	2014	2015	Change
	Amount	Amount	($)%
	(in thousands, except percentages)
Operating expenses:
Research and development	$4,328	$2,964	$(1,364)	(32)%
Sales and marketing	1,761	1,977	216	12%
General and administrative	591	848	257	43%

Total operating expenses	$6,680	$5,789	$(891)	(13)%

Research and Development. Research and development expense decreased $1.4 million during the three months ended March 31, 2015 as compared to the three months ended March 31, 2014, due to a $0.4 million decrease in personnel-related costs associated with a decrease in headcount, a $0.9 million decrease in mask costs and product prototype expense due to lower product tapeout activity and a $0.1 million decrease in depreciation expense due to certain equipment becoming fully depreciated.

Sales and Marketing. Sales and marketing expense increased $0.2 million during the three months ended March 31, 2015, as compared to the three months ended March 31, 2014, due primarily to a $0.1 million increase in personnel-related costs associated with increased headcount and a $0.1 million increase in promotional and marketing costs.

General and Administrative. General and administrative expenses increased $0.3 million during the three months ended March 31, 2015 as compared to the three months ended March 31, 2014, due primarily to an increase in audit expense of $0.2 million and an increase in personnel-related costs associated with an increase in headcount.

Other Income (Expense), Net

	Three Months Ended March 31,		Change
	2014	2015	Amount	%
	(dollars in thousands)
Interest expense	$(219)	$(181)	$38	17%
Other income (expense), net	45	(118)	(163)	(362)%

Total other income (expense), net	$(174)	$(299)	$(125)	(72)%

Interest expense decreased $38,000 during the three months ended March 31, 2015 as compared to the three months ended March 31, 2014 due to lower levels of debt outstanding.

Other income (expense), net decreased $0.2 million during the three months ended March 31, 2015 as compared to the three months ended March 31, 2014 due primarily to the appreciation of the U.S. dollar to the Euro resulting in foreign exchange losses on receivables denominated in Euros.

Provision for Income Taxes

	Three Months Ended March 31,		Change
	2014	2015	Amount	%
	(dollars in thousands)
Provision for income taxes	$93	$49	$(44)	(47)%

Provision for income taxes decreased due to a reduction in tax expense related to our French subsidiary.

Comparison of Years Ended December 31, 2013 and 2014

Revenue

	Year Ended December 31,		Change
	2013	2014	Amount	%
	(dollars in thousands)
Revenue	$49,684	$41,465	$(8,219)	(17)%
Revenue by category of products:
Legacy products	$43,715	$13,006	$(30,709)	(70)%
New products	$5,969	$28,459	$22,490	377%
Revenue by geography:
United States	15%	18%
Europe	17%	18%
Asia Pacific	65%	62%
Rest of world	3%	2%

Revenue decreased by $8.2 million, or 17%, for 2014 as compared to 2013. The decrease was due primarily to a significant interruption in 2014 in our ability to supply sufficient legacy products to meet market demand as a result of the sudden declaration of bankruptcy in December 2013 by one of our wafer fabrication suppliers. Due to the bankruptcy, the supplier shut down its foundry and was unable to deliver to us wafers that were in production at that time and, therefore, we were unable to fulfill a portion of our customers’ orders in 2014 while we transitioned wafer production to a new foundry. Based on the average selling prices then in effect for those wafers, we estimate that the potential loss of revenue from sales of these legacy products exceeded $10.0 million. We believe the potential loss primarily impacted the first two quarters of 2014, as the process of transitioning our wafer production to another foundry, which began before the bankruptcy, was largely completed in the first half of 2014.

Cost of Revenue and Gross Margin

	Year Ended December 31,		Change
	2013	2014	Amount	%
	(dollars in thousands)
Cost of revenue	$29,738	$25,532	$(4,206)	(14)%
Gross margin	40%	38%

Cost of revenue decreased by $4.2 million, or 14%, for 2014 as compared to 2013 due primarily to $4.9 million in lower costs associated with a decrease in product revenue, partially offset by a $1.1 million increase in spending on manufacturing support activities.

Gross margin decreased in 2014 as compared to 2013 due primarily to the increase in spending on manufacturing support activities allocated across lower revenue.

Operating Expenses

	Year Ended December 31,		Change
	2013	2014	Amount	%
	(dollars in thousands)
Research and development	$15,033	$14,410	$(623)	(4)%
Sales and marketing	8,094	7,211	(883)	(11)%
General and administrative	2,677	2,356	(321)	(12)%

Total operating expenses	$25,804	$23,977	$(1,827)	(7)%

Research and Development. Research and development expense decreased $0.6 million as compared to 2013, due to a $0.9 million decrease in personnel-related costs associated with a reduction in headcount associated with the completion of certain development activities, partially offset by higher personnel-related costs in our international operations.

Sales and Marketing. Sales and marketing expense decreased $0.9 million, as compared to 2013, due primarily to a $0.8 million increase in personnel-related costs in connection with increased headcount and a $0.2 million increase in promotional and marketing costs that was more than offset by a decrease of $2.1 million in amortization of acquisition-related intangible assets, primarily customer backlog, which had an estimated useful life of 12 months, ending September 30, 2013. As a result, there was no amortization expense related to customer backlog in 2014.

General and Administrative. General and administrative expenses decreased $0.3 million, as compared to 2013, due primarily to lower consulting expenses.

Other Income (Expense), Net

	Year Ended December 31,		Change
	2013	2014	Amount	%
	(dollars in thousands)
Interest expense	$(2,731)	$(864)	$1,867	68%
Other income (expense), net	508	114	(394)	(78)%

Total other income (expense), net	$(2,223)	$(750)	$1,473	66%

Interest expense decreased $1.9 million, as compared to 2013, due to lower interest rates charged on lower levels of outstanding debt.

Other income (expense), net decreased $0.4 million, as compared to 2013, due primarily to a $1.0 million change in fair value of our preferred stock warrant liability offset by a decrease of $0.5 million in bank fees.

Provision for Income Taxes

	Year Ended December 31,		Change
	2013	2014	Amount	%
	(dollars in thousands)
Provision for income taxes	$72	$140	$68	94%

Provision for income taxes increased due to a higher level of taxes in a foreign jurisdiction.

Liquidity and Capital Resources

Since inception, we have funded our operations primarily with gross proceeds from the sale of an aggregate of $78.6 million of convertible preferred stock, $22.5 million of term debt associated with the acquisition of the certain flash memory product assets from Atmel Corporation and net borrowings under our credit facilities of $3.7 million. Our principal source of liquidity as of March 31, 2015 consisted of cash and cash equivalents of $4.6 million. We did not have any borrowing capacity available under our credit facility as of March 31, 2015. Our outstanding borrowings under this credit facility as of March 31, 2015 were $9.3 million. Subsequent to March 31, 2015, we repaid in full and terminated the credit facility and entered into a new $15.0 million term loan facility described below. Substantially all of our cash and cash equivalents are held in the United States.

We believe our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs over the next 12 months. Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of our spending to support research and development activities, the timing and cost of establishing additional sales and marketing capabilities, the introduction of new and enhanced products and our costs to implement new manufacturing technologies. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. Any additional debt financing obtained by us in the future could also involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Additionally, if we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

Our cash flows for the periods indicated were as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
	(in thousands)
Cash flows provided by (used in) operating activities	$(689)	$(580)	$(62)	$295
Cash flows provided by (used in) investing activities	1,761	(760)	(188)	(31)
Cash flows provided by (used in) financing activities	10,531	(4,229)	(912)	(1,508)

Cash Flows from Operating Activities

Our primary source of cash from operating activities has been from cash collections from our customers. We expect cash inflows from operating activities to be affected by increases in sales and timing of collections.

Our primary uses of cash from operating activities have been for personnel costs and investments in research and development and sales and marketing. Net cash used in operating activities for the periods presented consisted of net losses adjusted for certain noncash items and changes in working capital. Within changes in working capital, changes in accounts receivable, inventory and accounts payable generally account for the largest adjustments, as we typically use more cash to fund accounts receivable and build inventory as our business grows. Increases in accounts payable typically provides more cash as we do more business with our contract foundries and other third parties, depending on the timing of payments.

During the three months ended March 31, 2015, cash provided by operating activities was $0.3 million, primarily from a net loss of $2.3 million partially offset by a net change in our operating assets and liabilities of $1.8 million and non-cash charges of $0.8 million primarily related to depreciation and amortization.

During the three months ended March 31, 2014, cash used in operating activities was $0.1 million, primarily from a net loss of $2.2 million partially offset by a net change in our operating assets and liabilities of $1.4 million and non-cash charges of $0.8 million primarily related to depreciation and amortization.

During the year ended December 31, 2014, net cash used in operating activities was $0.6 million, primarily due to a net loss of $8.9 million, partially offset by non-cash charges of $3.2 million, primarily depreciation and amortization and stock-based compensation, and a net change in our net operating assets and liabilities of $5.2 million. The change in our net operating assets and liabilities was primarily due to a $2.9 million decrease in inventory and a $2.9 million decrease in accounts receivable reflecting lower levels of revenue and a $0.8 million decrease in prepaid expenses and other current assets partially offset by a $1.2 million decrease in accounts payable primarily attributable to a reduction in wafer and other inventory purchases and timing of payments.

During the year ended December 31, 2013, cash used in operating activities was $0.7 million, primarily from a net loss of $8.2 million, non-cash charges of $4.4 million primarily related to depreciation and amortization and stock based compensation and a net increase in our net operating assets and liabilities of $3.0 million. The change in our net operating assets and liabilities was primarily due to a $6.5 million increase in accounts payable primarily attributable to inventory purchases and timing of payments, a $0.7 million increase in employee-related liabilities, and a decrease of $3.2 million in accounts receivable reflecting higher cash collections from customers partially offset by a $5.2 million increase in inventory in support of higher sales.

Cash Flows from Investing Activities

Our investing activities consist primarily of purchases of property and equipment. We expect to continue to make significant capital expenditures to support continued growth of our business. During the three months ended March 31, 2014 and 2015, cash used in investing activities was $0.2 million and $31,000, respectively, due to purchases of equipment. During the year ended December 31, 2014, cash used in investing activities was $0.8 million related primarily to the purchase of equipment. During the year ended December 31, 2013, cash provided by investing activities was $1.8 million, related to the increase in restricted cash of $4.0 million, partially offset by purchase of equipment of $2.2 million.

Cash Flows from Financing Activities

Cash flows from financing activities primarily include net proceeds from issuance of convertible preferred stock and proceeds and payments related to our term loans and our credit facilities.

During the three months ended March 31, 2015, cash used in financing activities was $1.5 million due to principal payments on outstanding borrowings.

During the three months ended March 31, 2014, cash used in financing activities was $0.9 million, due primarily to $2.2 million in principal payments on outstanding borrowings partially offset by proceeds of $1.3 million from additional borrowings under our prior credit facility.

During the year ended December 31, 2014, cash used in financing activities was $4.2 million, due primarily to $6.9 million in principal payments on outstanding borrowings offset by proceeds of $2.7 million from additional borrowings under our prior credit facility.

During the year ended December 31, 2013, cash provided by financing activities was $10.5 million, consisting of $17.4 million in net proceeds from issuance of convertible notes payable, convertible preferred stock and exercises of stock options, and $14.9 million in proceeds from a new term loan facility, offset by $21.7 million in principal payments on loan obligations.

Off Balance Sheet Arrangements

During the periods presented, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off balance sheet arrangements or other contractually narrow or limited purpose.

Credit Facility

In April 2015, we entered into a three-year $15.0 million credit agreement, or the new term loan facility, which replaced our prior senior secured revolving credit and term loan facility. The agreement provides for a senior secured term loan facility, in an aggregate principal amount of up to $15.0 million to be used for general corporate purposes including working capital, to repay certain indebtedness and for capital expenditures and other expenses. Interest will accrue on any outstanding borrowings at a rate equal to (a) the higher of (i) the prime rate (as publicly announced from time to time by the Wall Street Journal) and (ii) 3.25% plus (b) (i) 1.00% if our cash and cash equivalents are greater than 125% of the outstanding principal of our borrowings under the new term loan facility, or (ii) 2.00% if our cash and cash equivalents are less than or equal to 125% of such borrowings. Indebtedness we incur under this agreement is secured by substantially all of our assets and contains financial covenants requiring us to maintain a monthly asset coverage ratio of not less than 1.00 to 1.00 through September 30, 2015 and 1.10 to 1.00 thereafter, and quarterly adjusted EBITDA (measured on a trailing three-month basis) of $1 through March 31, 2016 and increasing to higher levels thereafter. These financial covenants are substantially similar to the ones in our prior credit facility. The agreement contains customary affirmative and negative covenants, including covenants that limit or restrict our ability to, among other things, incur additional indebtedness, grant liens, make investments, repurchase stock, pay dividends, transfer assets, merge or consolidate and make acquisitions. Upon an occurrence of an event of default, we could be required to pay interest on all outstanding obligations under the agreement at a rate of five percent above the otherwise applicable interest rate, and the lender may accelerate our obligations under the agreement. As of June 30, 2015, we were in compliance with all financial covenants and restrictions and had borrowings of $15.0 million outstanding. We may not draw additional funds under the new term loan facility and our borrowings mature on April 30, 2018.

Contractual Obligations and Commitments

The following is a summary of our contractual obligations and commitments as of December 31, 2014:

		Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	(in thousands)
Operating leases(1)	$196	$196	$—	$—	$—
Inventory-related commitments(2)	4,260	4,260	—	—	—
Financing arrangements(3)	11,497	8,286	3,211	—	—
Capital leases(4)	75	75	—	—	—

Total	$16,028	$12,817	$3,211	$—	$—

(1)	Operating leases primarily relate to our leases of office space with terms that would have expired in July 2015.

(2)	Represents outstanding purchase orders for wafer commitments and component and assembly commitments that we have placed with our suppliers as of December 31, 2014.
(3)	Financing arrangements represent debt maturities under our prior credit facility. See note 5 to the notes to our consolidated financial statements. We repaid in full and terminated this credit facility in April 2015.
(4)	Capital lease obligations relate to the lease of certain equipment with terms that expire in 2015.

As of December 31, 2014 we had a liability of $0.1 million for uncertain tax positions.

In April 2015, we entered into a three-year $15.0 million term loan facility, which replaced our prior credit facility. As of June 30, 2015, we had borrowings of $15.0 million outstanding under our new term loan facility. See “—Credit Facility” above. In June 2015, we extended our existing headquarters lease by six months. As a result of entering into this extension, our operating lease obligations increased by $0.2 million under the columns captioned “Total” and “Less than 1 year.”

Internal Control Over Financial Reporting

Prior to this offering we were a private company and have had limited accounting and financial reporting personnel and other resources with which to address our internal controls and procedures. In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2013 and 2014, we identified a material weakness in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board (United States). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis. The identified material weakness related to our lack of sufficient, qualified personnel in accounting and financial reporting functions with sufficient experience and expertise with respect to the application of GAAP and related financial reporting, which led to a delay in the closing of our books and resulted in a number of post-closing adjustments to our consolidated financial statements as of and for the years ended December 31, 2013 and 2014.

Our management and independent registered public accounting firm did not and were not required to perform an evaluation of our internal control over financial reporting as of and for the years ended December 31, 2013 and 2014 in accordance with the provisions of the JOBS Act.

We are in the process of taking steps intended to remedy this material weakness in our internal control over financial reporting identified by our independent registered public accounting firm. Since the material weakness relates at least in part to inadequate staffing, we plan to address it through the hiring of additional personnel in addition to other steps approved by our audit committee. We will not be able to assess whether the steps we are taking will fully remedy the material weakness until we have fully implemented them and a sufficient time passes in order to evaluate their effectiveness. If we fail to further increase and maintain the number and expertise of our staff for our accounting and finance functions and to improve and maintain internal control over financial reporting adequate to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to report our financial results accurately and prevent fraud. In addition, we cannot be certain that any such measures we undertake will successfully remediate the material weakness or that other material weaknesses and control deficiencies will not be discovered in the future. If our remediation efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately or on a timely basis, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the trading price of our common stock to decline. As a result of such failures, we could also become subject to investigations by the NASDAQ Stock Market, the SEC, or other regulatory authorities, and become subject to litigation from investors and stockholders, which could harm our reputation, financial condition or divert financial and management resources. See “Risk Factors—If we fail to make necessary improvements to address a material weakness in our internal control over financial reporting identified by our independent registered public accounting firm, we may not be able to report our financial results accurately and timely or prevent fraud, any of which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the trading price of our common stock to decline.”

Critical Accounting Policies and Estimates

Our consolidated financial statements and the related notes included elsewhere in this prospectus are prepared in accordance with GAAP. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of our assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on our historical experience and various other assumptions that we believe are reasonable under the circumstances. Our actual results could differ materially from these estimates. To the extent that there are material differences between our estimates and our actual results, our future financial statements will be affected.

The critical accounting policies involving judgments and estimate that we believe have the most impact on our consolidated financial statements are discussed below.

Revenue Recognition

We recognize revenue from product sales when persuasive evidence of an arrangement exists, the selling price is fixed or determinable, transfer of title occurs, and the collectibility of the resulting receivable is reasonably assured. Due to the historical immaterial level of product returns under warranty, we do not record a reserve for estimated returns under warranty.

Generally, we meet these conditions upon shipment because, in most cases, title and risk of loss passes to the customer at that time. In addition, we estimate and record provisions for future returns and other charges against revenue at the time of shipment, consistent with the terms of sale. We sell products to distributors at the price listed in our distributor price book. At the time of sale we record a sales reserve for ship from stock and debits, or SSDs, stock rotation rights and any special programs approved by management. We offset the sales reserve against revenue, producing the revenue amount reported in the consolidated statements of operations.

The market price for our products can be significantly different from the book price at which we sold the product to a distributor. When the market price, as compared to our original book price, of a particular distributor’s sales opportunity to their customers would result in low or negative margins for our distributor, we negotiate SSDs with the distributor. Management analyzes our SSD history to develop current SSD rates that form the basis of the SSD revenue reserve recorded each period. We obtain the historical SSD rates from our distributor’s records and our internal records.

We typically grant payment terms of between 30 and 60 days to our customers. Our customers generally pay within those terms. Distributors are invoiced for shipments at listed book price. When the distributors pay the invoice, they may claim debits for SSDs previously authorized by us when appropriate. Once claimed, we process the requests against prior authorizations and reduce reserves previously established for that customer.

The revenue we record for sales to our distributors is net of estimated provisions for these programs. When determining this net revenue, we must make significant judgments and estimates. We base our estimates on historical experience rates, the levels of inventory held by our distributors, current trends and other related factors. However, because of the inherent nature of estimates, there is a risk that there could be significant differences between actual amounts and our estimates. Our consolidated financial condition and operating results depend on our ability to make reliable estimates and we believe that such estimates are reasonable.

Inventories

We record inventories at the lower of standard cost (which generally approximates actual cost on a first-in, first-out basis) or market value. The carrying value of inventory is adjusted for excess and obsolete inventory based on inventory age, shipment history and the forecast of demand over a specific future period. At the point of loss recognition, a new lower cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that new cost basis. The semiconductor markets that we serve are volatile and actual results may vary from forecast or other assumptions, potentially affecting our assessment of excess and obsolete inventory which could have a material effect on our results of operations.

Accounting for Income Taxes

We account for income taxes using an asset and liability approach, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements, but have not been reflected in our taxable income. Valuation allowances are established to reduce deferred tax assets as necessary when in management’s estimate, based on available objective evidence, it is more likely than not that we will not generate sufficient taxable income in future periods to realize the benefit of our deferred tax assets. We include interest and penalties related to unrecognized tax benefits in income tax expense. We recognize in our consolidated financial statements the impact of a tax position that based on its technical merits is more likely than not to be sustained upon examination. The valuation allowance as of December 31, 2014 was approximately $29.7 million.

Stock-based Compensation

Stock-based compensation costs related to stock options granted to employees are measured at the date of grant based on the estimated fair value of the award, net of estimated forfeitures. We estimate the grant date fair value, and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model. We recognize compensation costs for awards with service and performance vesting conditions on an accelerated method under the graded vesting method over the requisite service period of the award. For stock options with no performance condition, we recognize compensation costs on a straight-line basis over the requisite service period of the award, which is generally the vesting term of four years.

The Black-Scholes option-pricing model requires the use of highly subjective assumptions which determine the fair value of stock-based awards.

The assumptions used in our option-pricing model represent management’s best estimates. These estimates are complex, involve a number of variables, uncertainties and assumptions and the application of management’s judgment, so that they are inherently subjective. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

These assumptions are estimated as follows:

•	Fair Value of Common Stock. Because our stock is not publicly traded, we must estimate its fair value, as discussed in “Common Stock Valuations” below.

•	Risk-Free Interest Rate. We base the risk-free interest rate used in the Black-Scholes valuation model on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term of the options for each option group.

•	Expected Term. The expected term represents the period that our stock-based awards are expected to be outstanding. Because of the limitations on the sale or transfer or our common stock as a privately held company, we do not believe our historical exercise pattern is indicative of the pattern we will experience as a publicly traded company. We have consequently used the Staff Accounting Bulletin, or SAB 110, simplified method to calculate the expected term, which is the average of the contractual term and vesting period. We plan to continue to use the SAB 110 simplified method until we have sufficient trading history as a publicly traded company.

•

Volatility. We determine the price volatility factor based on the historical volatilities of our peer group as we did not have a sufficient trading history for our common stock. Industry peers consist of several public companies in the technology industry that provide similar services with comparable characteristics including enterprise value, risk profiles and position within the industry. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•	Dividend Yield. The expected dividend assumption is based on our current expectations about our anticipated dividend policy. We currently do not expect to issue any dividends.

In addition to assumptions used in the Black-Scholes option-pricing model, we must also estimate a forfeiture rate to calculate the stock-based compensation for our awards. We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data, we may have refinements to our estimates, which could materially impact our future stock-based compensation expense.

The fair value of the employee stock options was estimated using the following assumptions for the periods presented:

	Year Ended December 31,
	2013	2014
Expected term (in years)	6	6
Risk-free interest rate	1.06%	1.84%
Volatility	63%	67%
Dividend yield	—%	—%

For the years ended December 31, 2013 and 2014 and for the three months ended March 31, 2014 and 2015, stock-based compensation expense was $0.2 million, $0.2 million, $39,000 and $42,000 respectively. As of March 31, 2015, we had approximately $0.3 million of total unrecognized compensation expense, net of related forfeiture estimates, which we expect to recognize over a weighted-average period of approximately 2 years. The intrinsic value of all outstanding options as of March 31, 2015 was $         million based on the estimated fair value of our common stock of $         per share, which is the midpoint of the price range set forth on the cover of this prospectus.

Common Stock Valuations. Our board of directors intends all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant. The estimated fair value of our common stock was determined at each valuation date in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our board of directors, with the assistance of management, developed these valuations using significant judgment and taking into account numerous factors, including developments at our company, market conditions and contemporaneous independent third-party valuations.

Depending on whether stock options were granted near periods in which we also had a preferred stock issuance, the valuations of our common stock were back-solved for the common stock equity value using the Option Pricing Method, or OPM, the multi-period discounting method and the probability-weighted expected return method, or PWERM, or a combination thereof.

The OPM treats the rights of the holders of preferred and common stock as equivalent to call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of preferred stock, as well as their rights to participation and conversion. Thus, the estimated value of the common stock can be determined by estimating the value of its portion of each of these call option rights.

The multi-period discounting approach values the business based on the future benefits that will accrue to it, with the value of future benefits discounted back to a present value at an appropriate discount rate. The discounted cash flow analysis forecasts future revenue and free cash flow, or net operating profit after tax from continuing operations, associated with that revenue.

The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each stock class.

Following the closing of this offering, the fair value of our common stock will be determined based on the closing price of our common stock on the NASDAQ Global Market.

Repricing of Options. During the year ended December 31, 2014, we repriced a total of 12,798,381 outstanding options by way of amending existing outstanding option grants with exercise prices greater than $0.05 such that the new exercise price is $0.05. Except for the change in exercise price, all other terms of the options did not change, including the contractual term, vesting schedule and the vesting start date. As a result of such modification, we expensed incremental stock compensation on the date of modification of $0.1 million relating to options that were already vested. An additional $0.1 million relating to the options that were unvested will be expensed over the remaining vesting term.

JOBS Act

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to irrevocably “opt out” of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards, but we intend to take advantage of the other exemptions and reduced reporting requirements provided by the JOBS Act, including without limitation, providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and complying with any requirement that may be adopted regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). These exemptions will apply until the earliest to occur of: the last day of the first fiscal year in which we have more than $1.0 billion in annual revenue; the date we qualify as a “large accelerated filer,” with at least $700 million in market value of common equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or the FASB, issued Accounting Standards Update, or ASU, No. 2014-09 regarding ASC Topic 606—Revenue from Contracts with Customers. The standard provides principles for recognizing revenue for the transfer of promised goods or services to customers with the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for us in the first quarter of fiscal 2018 using either of two methods: (i) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within the guidance; or (ii) retrospective with the cumulative effect of initially applying the guidance recognized at the date of initial application and providing certain additional disclosures as defined per the guidance. Early adoption is not permitted. We are currently evaluating the accounting, transition and disclosure requirements of the standard and cannot currently estimate the financial statement impact of adoption.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. ASU 2014-15 requires management to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. In doing so, companies will have reduced diversity in the timing and content of footnote disclosures than under today’s guidance. ASU 2014-15 is effective for us in the first quarter of 2016 with early adoption permitted. We do not believe the impact of adopting ASU 2014-15 will be material to our consolidated financial statements and disclosure.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include foreign exchange rate and interest rate sensitivities as follows:

Foreign Currency Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates.

The majority of our revenue is denominated in U.S. dollars. Our expenses are generally denominated in the currencies in which our operations are located, which is primarily in the United States and to a lesser extent in EMEA and APAC. Our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. The effect of a hypothetical 10% change in foreign currency exchanges rates applicable to our business would not have a material impact on our historical consolidated financial statements.

We have not hedged exposures denominated in foreign currencies or used any other derivative financial instruments. Although we transact the substantial majority of our business in U.S. dollars, future fluctuations in the value of the U.S. dollar may affect the competitiveness of our products and thus may impact our results of operations and cash flows.

Interest Rate Sensitivity

We had cash and cash equivalents of $4.6 million as of March 31, 2015, consisting of bank deposits and money market funds. Such interest-earning instruments carry a degree of interest rate risk. To date, fluctuations in interest income have not been significant. We also had total outstanding debt of $9.3 million as of March 31, 2015. The outstanding debt relates to a term loan and working capital line of credit.

We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. Our exposure to interest rates relates to the change in the amounts of interest we must pay on our variable rate borrowings. A hypothetical 10% increase in our borrowing rates would not have a material impact on interest expense on our principal balances as of March 31, 2015.

BUSINESS

Overview

We are a leading provider of application-specific, feature-rich, ultra-low power non-volatile memory products. We optimize our non-volatile memory products for Internet of Things, or IoT, applications including current and next-generation Internet-connected devices in the consumer, industrial, medical and wearables markets. We combine our non-volatile memory design capabilities with proprietary intellectual property and differentiated technology platforms to deliver high-performance products that dramatically reduce the overall energy consumption of our customers’ systems and extend battery life. Our products feature embedded intelligence in a small form factor and high reliability. We believe that our ultra-low power and feature-rich non-volatile memory products will become a key hardware building block for billions of IoT edge devices operating on and connected to networks worldwide. Through December 31, 2014, we have shipped over 200 million units to more than 500 end customers, many of which are large multi-national companies.

Our non-volatile memory, or NVM, product families include DataFlash, Fusion Flash and Mavriq. Our DataFlash family of products is well-suited for data-logging applications, such as fitness trackers and sensors, and allows for system simplification. Our Fusion Flash family of products offers the ability to function at a wide range of voltages and battery charge levels, which extends the useful battery life of our customers’ systems. Our Mavriq family of products utilizes our proprietary Conductive Bridging RAM, or CBRAM, technology and is ideally suited for applications that require high-performance while consuming 1/10th to 1/100th the energy of existing flash memory products. We believe the power and speed advantages of our products have enabled us to become a preferred NVM provider to customers demanding a combination of exceptional battery life, energy efficiency, reliability and low cost.

We sell our products directly to leading original equipment manufacturers and original design manufacturers, or OEMs and ODMs, respectively, that manufacture products for our end customers. In general, we work directly with our customers to have our NVM devices designed into and qualified for their products, which we refer to as design wins. The number of design wins has grown from 32 in 2013 to 65 in 2014, including 19 and 52 design wins for new products, respectively. Although we maintain direct sales, support and development relationships with our customers, most of our products are sold to those customers through distributors.

As of March 31, 2015, we had 82 employees, approximately 60% of whom are engaged in research and development. Our headquarters are located in Sunnyvale, California, with additional sales operations in North America, EMEA and APAC regions. For the years ended December 31, 2013 and 2014, we recorded revenue of $49.7 million and $41.5 million, and a net loss of $8.2 million and $8.9 million, respectively. In addition, our revenue decreased from $10.7 million during the three months ended March 31, 2014 to $9.7 million during the three months ended March 31, 2015 and our net loss increased from $2.2 million to $2.3 million over that same period. In 2012, we purchased certain flash memory product assets from Atmel Corporation. Since the acquisition, we improved certain features of the acquired products, enhanced their capabilities for low-power IoT applications, accelerated development of other select products, and introduced our next-generation DataFlash and Fusion Flash products based on the acquired technology, which we refer to as our new products. Revenue from new products grew from $6.0 million in 2013 to $28.5 million in 2014, and we generated $8.8 million in revenue from new products during the three months ended March 31, 2015.

Industry Background

The Internet of Things (IoT)

Historically, innovation in the semiconductor industry has been driven by end user demand for increasingly higher performance, lower cost, more compact and energy efficient devices from computer systems to communication networks to mobile devices and now to any physical device, or “thing.” The Internet, together with advances in low-cost, high-speed connectivity and declines in the cost and size of sensors, processors and communication modules, has enabled a network of interconnected devices used in all manner of purposes, including communication, entertainment, industrial applications, medicine, retail and business. We believe that IoT has the potential to impact every industry and could represent a major transformation as great as the Internet itself. Everyday consumer devices and industrial equipment, from wearables and health monitors to smart meters and environmental sensors, can now connect to the Internet, enabling information gathering and management of these devices over a connected network, allowing businesses to increase efficiency, acquire intelligent data and enable new services and business models. The “edge of IoT” includes all devices at the end-points of this vast network of computing systems that interface with the physical world across a wide variety of devices, such as small wearable technologies, smartphones, household appliances, environmental sensors, smart automobiles and industrial meters. The perimeter of this vast IoT network consists of the so-called “IoT edge nodes,” or IoT nodes. A typical construct of these nodes include a sensor to collect information from the real world, a microcontroller to manage and process the collected data, a communication unit for connectivity and memory to store code and data locally on the node.

The sensors, microcontrollers, radios and memories that are embedded in these IoT nodes, which we also refer to collectively as system components, need to take up less space and communicate with each other and the physical world over connected networks and to do so while consuming less energy than ever before. A fundamental design challenge for IoT devices is how to satisfy the lower energy requirements of small devices while increasing their processing performance, connectivity, speed, and intelligence. Addressing this challenge will require new designs for the system components of these devices.

While other factors, such as connectivity, reliability, affordability and security, will be important to the adoption of IoT, energy efficiency will be critical for IoT to achieve its full potential as it will enable a new class of IoT devices: those without a frequent power connection. The growth of the IoT market will depend on advancements in the power and energy efficiency, connectivity, reliability, cost and security of each system component within an IoT device. Memory is integral to IoT device systems and reducing the energy consumption of memory while enabling increased read/write performance can help reduce the overhead of other components within the device. With greater energy efficiency, we believe further technological advancements in energy harvesting and battery life will enable IoT devices to operate for several years without maintenance or battery replacement, supporting billions of always-on, interconnected, intelligent devices operating autonomously and communicating via the Internet. Gartner estimates that the installed base of IoT devices will exceed 25 billion units in 2020, up from approximately 4 billion units in 2014, representing a compound annual growth rate, or CAGR, of 38%.

The Market for Non-Volatile Memory

NVM is the primary semiconductor system component used to store and access software code and digital content. Currently, the NVM market consists of two major flash memory architectures: NAND flash memory and NOR flash memory. Both of these memories are built on industry-standard “floating gate” technology, which was commercialized in the early 1970s. These two flash memory devices are distinguishable by their internal architectures and the corresponding applications they are designed to serve. NAND flash memory, which has faster write and slower read speeds, is well-suited for mass storage and data-heavy applications, such as solid state and USB drives. NOR flash memory, which has fast read speeds, is well-suited for code storage and execution of commands by the system processor and is used for a broader set of applications where high-performance and reliability are important, such as in appliances, industrial and automotive applications, display controllers, handsets and set-top boxes. Customers seeking fast read performance and superior reliability currently rely on NOR flash memory. The majority of applications for IoT nodes do not require high memory capacity for storage. For example, while the typical environmental sensor node does not need to store massive amounts of data, it does require NVM that is reliable, provides fast read access, and can operate at very low energy to conserve battery power and prolong battery life. As such, a NVM is better suited for a large number of IoT applications. In this prospectus, unless the context indicates otherwise, we refer to the market for our products, which compete primarily with NOR flash memory products, as the NVM market.

In general, NVM devices are designed as either commodity devices or as specialty devices. As compared to commodity devices, specialty memory devices have enhanced features that optimize the performance of the specific applications they serve and hence tend to command a higher price and better margins. NVM can enable systems requiring integrated functionality in a small form factor, high mobility, high reliability and reduced energy consumption. Web-Feet Research estimates that the NVM segment represents a $1.7 billion market opportunity in 2015, growing to $2.7 billion by 2019, representing a 12% CAGR. This growth is largely driven by the demand for NVM in IoT devices, which is expected to grow from $0.7 billion in 2015 to $1.7 billion in 2019, representing a 25% CAGR.

Next-Generation Memory Requirements for IoT

We believe that the requirements of the IoT market create fundamentally new technological challenges, necessitating the development of new and innovative features, architectures and core silicon technology platforms for NVM devices used in IoT nodes. Without these innovations, we believe that the NVM components of these nodes will be unable to reliably deliver the necessary performance, energy efficiency and cost requirements demanded by the IoT market. Legacy commodity memory products are designed to maximize storage capacity per area, serving the needs of the PC, communication and storage end markets. In contrast, the utility of IoT devices are typically less dependent on storage capacity and more reliant on their ability to perform tasks while using very little energy. In addition, these devices require high reliability and integrated functionality in a small form factor. Accordingly, we believe IoT edge nodes will require a NVM product with the following features:

•	Ultra-low energy operation. Controllable IoT nodes will need to operate for a long duration, in some cases several months or even years, without having to change batteries. This extended battery life will be enabled by reducing the energy consumption of the components in the IoT node, including the memory components used to store data and code.

•	High reliability. IoT devices, such as industrial and environmental sensors, must be highly reliable in order to avoid the costs associated with frequent replacements and system failures. The use of efficient components and simplified firmware in IoT nodes can increase reliability and decrease total cost of ownership of IoT devices.

•	Embedded intelligence in a small form factor. To drive smaller footprints and reduce component count for integration across form factors such as wearables, appliances and sensors, NVM system components must have intelligent functionality, such as the ability to manage the energy use of the device, beyond simple storage, in a small form factor.

Legacy NVM products are limited in their ability to address these needs. We believe an opportunity exists for an entirely new generation of NVM solutions to serve the unique needs of the IoT market.

Our Solutions

We provide innovative, application-specific products designed to address the requirements of emerging IoT applications, including low energy consumption, high reliability and embedded intelligence in a small form factor. Legacy and commodity NVM products are limited in their ability to address these design challenges, particularly the low energy consumption design requirements. Our products address these challenges, enabling customers to better realize the full potential of IoT through extended battery life and better performance and reliability.

We offer three product families, DataFlash, Fusion Flash and Mavriq, which are manufactured using two technology platforms: industry-standard floating gate technology and our proprietary CBRAM technology. Our products have unique features and architectures and deliver the following system-level benefits to our customers:

•	Extended battery life. We optimize our products to operate at a wide voltage range and can continue to operate even as the battery discharges and reaches very low power levels, where commodity NVM devices typically fail. Operating intelligence, such as low power mode, is designed into our products to help systems save energy. For example, in a typical IoT application, where the vast majority of battery life is consumed in standby mode, our 4Mb Fusion family NVM products can reduce the standby power requirements by a factor of 2-5x as compared to similar commodity NVM, extending battery life.

•	Enhanced functionality and reliability. Our components allow for greater storage efficiency than competing NVM products in logging small packets of data for IoT. This reduces microcontroller unit burden on system resources and allows for less frequent re-write cycles, enabling dramatic increases in battery life and enhancing the reliability of the flash memory components. For example, using our DataFlash family in a typical data-logging application, a customer can reduce the frequency of re-write cycles, which we believe could significantly extend the endurance of the NVM used in the system.

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System simplification and lower total cost of ownership. By incorporating power management features in our NVM products, our customers could reduce the number of components included in and the overall footprint of their systems, thereby lowering the total cost of their systems. For example, our wide voltage products reduce the need for ODMs to incorporate a power management chip in their designs. For IoT devices with a small physical footprint, the ability to eliminate components can generate significant cost reduction and scaling benefits.

Our Competitive Strengths

We believe the following attributes and capabilities provide us with several competitive advantages:

•	Purpose-built memory solutions for specific applications, including IoT. We believe our new products represent significant advances in NVM memory solutions, with their multiple layers of innovation and differentiated feature sets and chip architectures. They feature a combination of ultra-low energy consumption, an efficient, high-performance interface and a high level of integration. As such, our new products are able to address a wide variety of specialty applications and, we believe, are ideally suited to the requirements of the IoT market. Our revenue from these new products increased from $6.0 million to $28.5 million in the years ended December 31, 2013 and 2014, respectively, and from $4.2 million during the three months ended March 31, 2014 to $8.8 million during the three months ended March 31, 2015.

•	Large, diversified and global customer base. In 2014, our products were sold to more than 500 end customers of varying sizes for use across multiple industry applications, including next-generation connected appliances, wearables, sensors and medical devices. More than 400 of our end customers purchased new products in 2014, including more than 100 that purchased both new and legacy products. We have also secured a number of reference design wins for Bluetooth 4.0 applications. No end customer accounted for 10% or more of our revenue in 2013 or 2014 and more than half our revenue for the year ended December 31, 2014 was generated by over 50 end customers that purchased our products directly or through distributors. In 2014, approximately 54% of our revenue was generated from sales of our products to three independent, non-exclusive distributors. Our customer base provides us with an opportunity to earn more business through follow-on sales and design wins.

•	Close collaboration and relationships with customers and industry participants for future products. Through our close relationships with customers, including leading OEMs and ODMs, we gain valuable insights into critical product design, development and production timelines, product roadmaps and next-generation memory design requirements to meet the needs of future products. These relationships serve to our advantage because once our NVM products are designed into customers’ products, we believe that it becomes difficult to replicate the benefits our differentiated technology provide using competing products. Further, our system-level engineers engage with customers to help them develop targeted solutions that commodity memory suppliers typically do not provide. In addition, our field application engineering team provides customers with design support capabilities, enabling OEMs and ODMs to effectively deploy our NVM solutions across their product portfolios.

•	Highly innovative CBRAM technology platform. Our CBRAM technology, which we believe is the first new memory process technology commercialized in the last 15 years, offers dramatic improvements in energy efficiency, performance and cost over industry-standard floating gate NVM technology. This platform technology enables us to build highly differentiated products for customers and provides us licensing opportunities to OEMs, ODMs and foundries for embedding our CBRAM technology. Since inception, we have focused on building a strong intellectual property position in this area, and now have over 170 patents and patent applications relating to our CBRAM technology.

Our Strategy

Key elements of our strategy include:

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Maintain application-specific product design focus. We plan to continue to work closely with our customers’ system design, engineering and procurement groups to understand their requirements and create NVM feature sets that address the needs of their specific products and applications. These solutions are not custom designed for specific customers, but are instead application-specific, and therefore can be used by multiple customers for similar applications. As a result, we can easily integrate our products into devices with similar requirements. Our application-specific NVM products are highly scalable and cost-effective and meet the needs of a broad customer base, creating the potential for high-volume sales. This strategy differentiates us from commodity memory providers that compete primarily based on cost and availability.

•	Continue to build on design wins. We plan to continue to engage and build strong relationships with customers to obtain design wins. We define a design win as the successful completion of the evaluation stage, where a customer has tested our product, verified that it meets their requirements and qualifies our NVM devices for their products. The number of our design wins has grown from 32 in 2013 to 65 in 2014, including 19 and 52 design wins for new products, respectively. Through the expansion of our salesforce and our continued collaboration with customers, we expect to build on this momentum. We also work with leading OEMs and ODMs to incorporate our application-specific NVM solutions into and qualify our products for their reference designs, which we refer to as reference design wins. We believe securing reference design wins is an effective way of increasing our presence in the end markets we serve because these designs may be used by many end customers across multiple applications.

•	Achieve leadership position in our target markets through the continued release of new products optimized to address customer-specific requirements. Through the continued development and enhancement of our feature-rich NVM products and technologies designed to meet evolving customer requirements, we intend to achieve a leadership position in a broad range of vertical markets impacted by the emergence of IoT, such as wearables in the consumer market and sensors in the industrial market. Leveraging our architectural and design expertise, we intend to enhance existing and introduce new product families based on both of our manufacturing platforms. We believe that continued investment in our technology platforms will enable us to advance the features and performance of our low-power memory solutions, further strengthening our technological leadership.

•	Expand our manufacturing capabilities. We intend to scale our manufacturing capabilities by working with additional foundries that will allow us to support higher volumes and access a broader base of potential customers. These additional foundries also provide advanced technologies that enable us to reduce costs, facilitate the integration of a broader set of product features and enhance our ability to pursue our CBRAM licensing strategy. We believe having our products manufactured by leading manufacturing partners will also help us promote adoption of our products by their existing customer base and penetrate new markets.

•	Pursue CBRAM licensing opportunities. In addition to sales of our CBRAM-based products, we intend to monetize our proprietary CBRAM platform by licensing our technology to OEMs, ODMs integrated device manufacturers, fabless semiconductor companies and foundries focused on embedding our technology in their current and future solutions. As of March 31, 2015, we had licensing arrangements with three semiconductor companies to include our CBRAM technology in their products or embedded applications. Through the licensing of our CBRAM technology, we expect to expand the presence of the CBRAM platform, enabling our CBRAM technology to address a broad range of applications and end markets.

Our Technology

Our three product families are based on multiple layers of innovation and differentiation arising from feature sets and architectures that are built on two fundamental silicon technology platforms: industry-standard floating gate and our proprietary CBRAM. We believe these areas of differentiation enable us to address the specific needs of the IoT market.

We offer over 200 products across our three product families. Each product family utilizes technologies that differentiate it from competing commodity products and provides value to our customers.

As shown in the diagram below, our DataFlash and Fusion Flash product families, which are based on floating gate technology, utilize different architectures, as compared to commodity NVM devices.

Key components of our DataFlash and Fusion Flash architectures include small page write operation, auto-erase and ultra-deep power down modes to reduce standby energy consumption. Both families also include wide voltage input-output interface, which helps extend battery life. In addition, our DataFlash family incorporates dual static random access memory, or SRAM, buffers that enable utilization of a single, very low pin-count memory device for all NVM needs related to data and code storage, reducing the overall required footprint of the system.

These product families also contain smart features that reduce power requirements and improve system efficiencies. A distinguishing feature of our DataFlash family is its byte-write capability, which does not require it to re-write entire pages of data as standard commodity devices do today. With our DataFlash products, programmers issue a single software command to erase/write a single byte, which differs from standard NVM products that require erasing an entire block to record new data. With our products, less memory management is required from the host controller, freeing it for higher priority operations. Less memory management also allows for a smaller software footprint in the controller’s SRAM and the flexibility to use a smaller microcontroller or eliminate the need for an external SRAM. This feature also reduces microcontroller overhead, significantly reducing energy consumption and increasing reliability.

CBRAM Technology Platform

We believe CBRAM is a disruptive technology platform that will help unlock the full potential of IoT. CBRAM technology utilizes a fundamentally different method of storing information in a chip compared to the floating gate approach. CBRAM memory cells store information at higher speeds while utilizing significantly lower energy compared to other technologies commonly used today. Furthermore, CBRAM requires fewer manufacturing steps than floating gate technologies, which can lower its production cost.

Today, information storage in flash memory devices is based on the principle of capacitive storage of an electric charge in a floating gate transistor, which modulates the electrical conductivity of the transistor channel between a more conductive and less conductive state. Sensing this modulation and subsequent interpretation by the control circuitry of the chip results in identification of digital state “1” or digital state “0.” From the early 1990s through 2008, the storage capacity of commercial flash memory devices based on floating gate technology has increased at a rate consistent with Moore’s law. However, we believe little has changed in the energy consumption and performance of memory products built on this technology. For example, despite a more than 100x improvement in density, an NVM product introduced in the early 1990s built on 350 nanometer floating gate technology writes a byte of data at a similar speed and consumes a comparable amount of energy as a more current NVM product built on 65 nanometer floating gate technology.

In contrast, our CBRAM technology is based on completely different physics for storing information. The basic storage element of our CBRAM-based products consists of an access transistor and a programmable resistor. Information storage occurs as a result of the creation and removal of an electrochemically induced nanoscale conductive link in a dielectric inserted between two electrodes. Insertion of CBRAM technology in a standard CMOS process is simpler than inserting floating gate technology. As shown in the diagram below, CBRAM’s storage element is the simple layer that is inserted between the metal interconnects of a standard CMOS process. By comparison, the storage element for floating gate technology is a more complex structure requiring many additional masking steps and process modules.

CBRAM Memory Platform vs. Traditional Floating Gate Memory Platform

As a result of the benefits this platform technology provides, our current CBRAM-based product family, Mavriq, is able to operate at significantly lower voltage and with better performance. We believe that the scaling benefits of CBRAM-based products will allow them to be manufactured at lower cost than floating gate NVM.

The diagram below shows the architectural differentiation of the Mavriq family versus commodity floating gate NVM.

Our Mavriq product family incorporates the above architectural features built on our proprietary CBRAM technology platform and enables us to create feature-rich products ideally suited for IoT and other next-generation applications. The Mavriq family of products is designed with standard functionality and is pin-to-pin compatible with existing solutions, which allows for easy integration into existing processes. These products also operate at lower energy and deliver higher performance than commodity solutions, making them ideally suited for devices that require ultra-low power.

Our Products

Our products offer different feature sets and architectures and are organized into three product families based on two silicon technology platforms: floating gate and our proprietary CBRAM.

Floating Gate-based Products

DataFlash. Our DataFlash family of NVM products contains smart features that reduce power requirements and improve system efficiencies, and is especially well suited for data-logging applications, such as industrial automation, home automation sensing and health and fitness tracking.

Fusion Flash. Our Fusion Flash product family combines industry-standard sector sizes and read/write commands with new features, such as wide voltage, ultra-deep power down mode and flexible erase capability. The Fusion Flash family of memory products is designed for use in a wide variety of high-volume consumer applications, such as wearables, mobile and other applications requiring energy conservation and in which program code is copied from flash into embedded RAM for execution. Its features can extend the life of battery-operated devices, such as Bluetooth 4.0 products, DECT ULE (Ultra Low Energy) products, ZigBee RF4CE, Z-Wave and other Wi-Fi and Wi-Fi-direct applications.

Key features provided by our DataFlash and Fusion Flash product families include:

•	Ultra-deep power down. Both product families have special features to assist in system-level energy savings. The ultra-deep power down mode can be accessed via a simple software instruction by the system controller. The power down mode is measured in nanoamps, an order of magnitude better than competing products. Software control of power down allows the designer to eliminate extra hardware components that regulate voltage in a system such as low dropout voltage regulators, DC-DC converters or transistors, which add cost and complexity and can reduce reliability.

•	Wide supply voltage range operation. Both product families offer the ability to operate under a wide supply voltage range, which is an important feature for battery operated systems. These products can run from unregulated power supplies to maximize battery life from as low as 1.65V to 3.6V uninterrupted, which are the most common voltages for these applications today. The ability to operate at wide supply voltage is enabled by integrating an internal power management block inside our devices. In comparison to commodity NVM devices, the extended voltage range can maximize the energy utilization from the battery by as much as 1000%, significantly enhancing the battery life of the product. This feature is especially well-suited for wearable, mobile, and other energy conscious devices, such as Bluetooth 4.0 products, DECT ULE (Ultra Low Energy), ZigBee RF4CE, Z-Wave and other Wi-Fi and Wi-Fi Direct devices.

In addition to the features described above, our DataFlash product family also has the following key feature:

•	Byte-write capability. Our DataFlash product family, enabled by its dual SRAM buffer architecture, brings byte-write functionality to NVM devices. This functionality enables programmers to issue a single software command to erase/write a single byte, which differs from standard commodity NVM products that require a 4KB block erase. As such, the host controller can manage the NVM system resources with a much simpler stack. Less memory management resources also allows for a smaller software footprint in the controller’s SRAM, more resources available for higher priority operation and lower energy consumption. DataFlash provides system designers the flexibility to use a smaller microcontroller, or forego external SRAM altogether.

CBRAM-based Products

We intend to create several families of CBRAM-based products in addition to Mavriq, our initial CBRAM-based product family. We are currently working with several leading companies who are developing differentiated solutions for IoT and other emerging markets to define and develop our next family of products based on our proprietary CBRAM technology. We intend to release future product families based on customer feedback that incorporate many of the features currently used in our DataFlash and Fusion Flash families. CBRAM is implemented at the manufacturing level, allowing architectural and feature set enhancements, such as bit-write capability, to be introduced on top of the base CBRAM silicon layer.

CBRAM-based products offer many advantages over NOR flash memory products built on floating gate technology, including:

•	Faster: ultra-fast byte-write capability. CBRAM-based products can write a byte of data at 10-100x the speed of floating gate products.

•	Lower energy: low energy byte-write capability. CBRAM-based products can perform byte-write operation while consuming as little as 1/100th the energy and 1/5th the standby energy used by conventional floating gate products.

•	Bit-write capability. CBRAM-based products utilize an architecture that allows single bit alterability. This allows more energy efficient operation in applications such as data-logging.

•	Tolerant of extreme environments and hardened against ionizing radiation. Products built on our CBRAM-technology are capable of being used in applications which operate in extreme environments. For example, commodity memory devices have limited application in the medical field because they cannot survive the harsh thermal and radiation conditions imposed by the sterilization process, which can cause data corruption and data loss. Our Mavriq product family is a robust, embedded or stand-alone storage technology that can survive the extreme conditions of sterilization. Our specialty medical CBRAM products have passed both gamma and e-beam sterilization testing and are compatible across the sterilization conditions of heat, pressure and irradiation.

Customers

Our end customers include leading tier-1 OEMs and ODMs that use our products across multiple industries and applications, including next-generation Internet-connected appliances, wearables, smart meters, sensors and medical devices. We have also secured a number of reference design wins for Bluetooth 4.0 applications. During the year ended December 31, 2014, more than 500 end customers purchased our products. We generate a substantial amount of our revenue from sales of our products to three independent, non-exclusive distributors, which many of our end customers use as an alternative means of fulfillment to direct purchases from us. For the year ended December 31, 2014, sales of our products to Arrow Electronics, Avnet Inc. and ATM Electronic Corporation accounted for approximately 20%, 20% and 14% of our revenue. Revenue from these same distributors comprised 25%, 9% and 12% of our revenue for the year ended December 31, 2013, respectively. No other customers and no end customer accounted for 10% or more of our revenue in 2013 or 2014 and the substantial majority of our revenue for the year ended December 31, 2014 was generated by over 50 end customers.

Sales

We sell our products through our worldwide sales organization and through our channel of representatives and distributors to OEMs and ODMs. End customers primarily fulfill and procure product orders through our distribution partners. We have sales personnel covering three primary regions, the Americas, APAC and EMEA. We have sales personnel in North America, United Kingdom, Hong Kong, Singapore, South Korea and Taiwan.

Our typical sales cycle consists of a sales and development process involving our end customers’ system design, engineering and procurement groups and our system-level engineers that can last several months to a year. Successful sales cycles culminate in design and reference design wins. Our collaborative relationships with our customers enable us to understand their product designs and memory device requirements, which allow us to create solutions that are not custom designed for a specific customer and can be used by multiple customers in their products and, in some cases, to have customers design their products to match the unique features of our NVM solutions.

Manufacturing

We employ a fabless manufacturing business model and rely on third-party suppliers for all phases of the manufacturing process, including fabrication, assembly and testing. Our fabless business model allows us to leverage the expertise of industry-leading suppliers in such areas as fabrication, assembly, quality control and assurance, reliability and testing, and avoid the significant costs and risks associated with owning and operating such manufacturing operations. These suppliers also are responsible for procurement of raw materials used in the production of our products. As a result, we are able to focus our resources on product design, additional quality assurance, marketing and customer support.

Our engineers work closely with foundries and other contractors to increase yields, lower manufacturing costs and improve quality. In addition, we believe outsourcing our manufacturing and assembly activities provides us the flexibility needed to respond to new market opportunities, simplifies our operations and significantly reduces our capital requirements. We do not have a guaranteed level of production capacity from any of our suppliers’ facilities for the production of our DataFlash and Fusion Flash products. We carefully qualify each of our suppliers and their subcontractors and processes to ensure they meet our standards for quality and reliability.

We are committed to maintaining the highest level of quality for all of our products. Our overall objective is that all of our products meet customer requirements, are delivered on time and function reliably throughout their useful lives.

Wafer Fabrication

We currently manufacture the majority of our floating gate solutions in 110nm silicon wafer production process geometries utilizing the services of United Microelectronics Corporation in Taiwan. In early 2015, we commenced developing our first floating gate technology-based flash products in a 65nm process node at XMC, a foundry in Wuhan, China. Our CBRAM-based products are manufactured in 130nm silicon wafer production process geometries by Altis Semiconductor S.N.C., or Altis, in Corbeil-Essonnes, France. We are currently in discussions with a foundry in Asia to manufacture our next-generation CBRAM-based products on a 300mm fab.

Assembly, Testing and Wafer Probe

We maintain multiple sources for assembly and final testing of our products. However, Amkor Technology, Inc. in Taiwan, Korea, and the Philippines currently provides substantially all of our assembly and final test services. Our wafer probing is performed by King Yuan Electronics Co., Ltd. in Taiwan. We continually monitor the manufacturing and test of our products at all of our contractors to ensure that our manufacturing and testing procedures are properly implemented. As part of our total quality assurance program, our quality management system has been certified to ISO 9001:2000 standards. Our foundry vendors are also ISO 9001 certified.

Research and Development

We intend to continue to devote significant resources to develop new products and product families and integrate additional features and capabilities into our existing product offerings. We believe that our continued success depends on our ability to both introduce improved versions of our existing solutions and to develop new solutions for the markets that we serve. We have assembled an experienced team of engineers with core competencies in floating gate design and fabrication, CBRAM design and software development. Our memory design team has extensive experience in large-scale memory design, including process and device development, qualification and reliability, improving manufacturing yields and implementation and verification. The experience of our hardware design team enables us to effectively assess the tradeoffs and advantages when determining which features and capabilities of our solutions should be implemented. Through our research and development efforts, we have developed intellectual property and know-how that we are able to leverage across our products and end markets. Our research and development efforts are generally targeted at two areas:

•	Floating gate technology platform. We intend to continue to invest in our architecture and design technology to further refine our technology platform with respect to overall form factor, product performance and application-specific optimization and to expand the platform to enable us to further develop our product offerings beyond what is currently achievable. We expect to introduce new product families based on 65nm floating gate technology.

•	CBRAM technology platform. We intend to continue to invest in our CBRAM-based solutions. First, we intend to develop differentiated architecture, design and feature sets that will be implemented on our qualified CBRAM process with our existing foundry partner. Second, we plan to invest to establish our CBRAM manufacturing process in an advanced 300mm foundry to manufacture next generation products. We expect that both of these development activities will allow us to offer solutions not currently available in our Mavriq product family.

Through our research and development efforts, we intend to continually expand our portfolio of patents to enhance of our intellectual property position. As of March 31, 2015, we had a core team of 45 engineers involved in research and development, 26 of whom have advanced degrees, located in our research and development design center at our headquarters in Sunnyvale, California.

For the years ended December 31, 2013 and 2014 and during the three months ended March 31, 2015, our research and development expense was $15.0 million, $14.4 million and $3.0 million, respectively.

Competition

Our solutions include features and capabilities that differentiate us from our competitors. In general our product lines are tailored to the needs of the IoT and specialty NVM markets. We believe our products provide significant value, and whether a customer will opt for our solution or a competitor’s, depends on their perceived value of our solution for their specific application.

The global semiconductor market in general and the semiconductor memory market in particular, are highly competitive. We expect competition to increase and intensify as more and larger semiconductor companies enter our markets. Increased competition could result in price pressure, reduced profitability and loss of market share, any of which could materially and adversely affect our business, revenue and operating results.

Currently, our competitors range from large, international companies offering a wide range of commodity NVM products to companies specializing in other alternative, specialized emerging memory technologies. Our primary competitors in the NVM market include Atmel Corporation, Macronix International Co. Ltd., Microchip Technology Inc., Micron Technology, Inc., Spansion Inc. (recently acquired by Cypress Semiconductor Corporation), STMicroelectronics NV and Winbond Electronics Corp. Among these large memory suppliers, we compete primarily as an overall value proposition and not on a product or technology basis. We expect competition in our current markets to increase in the future as existing competitors improve or expand their product offerings and as new companies enter these markets.

Our ability to compete successfully depends on elements both within and outside of our control, including industry and general economic trends. Many of our competitors are substantially larger, have greater financial, technical, marketing, distribution, customer support and other resources, are more established than we are, and have significantly better brand recognition and broader product offerings which may enable them to better withstand adverse economic or market conditions in the future.

Our ability to compete successfully in the rapidly evolving memory market depends on several factors, including:

•	performance of our products, as measured by speed;

•	energy consumption of our products;

•	the ease of implementation of our products by customers;

•	the strength of customer relationships;

•	reputation and reliability;

•	customer support;

•	our products’ cost effectiveness for the total solution relative to that of our competitors;

•	our success in designing and manufacturing new products that anticipate the memory and integration needs of our customers’ current and future products and applications; and

•	the design, manufacture, commercialization and market adoption of our CBRAM technology that anticipate the power, performance, reliability and integration needs of our customers’ next-generation and application-specific products and applications.

We believe we compete favorably with respect to each of these factors.

Intellectual Property and Licensing

Our success depends in part on our ability to protect our products and technologies from unauthorized third-party copying and use. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, as well as customary contractual protections. As of March 31, 2015, we held 86 patents that expire at various times between June 2020 and February 2033 and held 57 patent applications pending in the United States. We have 34 foreign patents that expire at various times between April 2021 and September 2029 and have 25 foreign patent applications pending.

We seek to file for patents that have broad application in the semiconductor industry and that would provide a competitive advantage. However, there can be no assurance that our pending patent application or any future applications will be approved, that any issued patents will provide us with competitive advantages or will not be challenged by third parties, or that the patents of others will not have an adverse effect on our ability to do business. In addition, there can be no assurance that others will not independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property, or disclose such intellectual property or trade secrets, or that we can effectively protect our intellectual property.

In addition to intellectual property that we developed, we have acquired and licensed technology from third parties for incorporation in our products. In January 2007, we entered into a license agreement with Axon Technologies Corp. Pursuant to this license agreement, we have rights in Axon’s patents and trade secrets covering, among other things, Axon’s programmable metallization cell, or PMC, technology, which is a component of our CBRAM technology. This license provides us with broad rights to use and sub-license this technology, and we have the exclusive right to make, have made by authorized foundries or integrated device manufacturers, use, sell, lease, offer for sale, and import products covered by Axon’s licensed patents and trade secrets in certain fields of use. The license will last for the lifetime of the licensed patents, which currently ends in September 2026. We pay a royalty for use of the licensed intellectual property in our products. In July 2012, we purchased certain flash memory product assets from Atmel Corporation. As part of the asset purchase, Atmel granted us non-exclusive, perpetual and irrevocable licenses to its patent portfolio for development of flash memory products. As part of our intellectual property strategy we have invested significant resources to develop a broad patent portfolio around in-licensed technology, enabling us to provide application-specific solutions to our customers and providing us with, we believe, a significant advantage relative to our competitors.

Employees

As of March 31, 2015, we had 82 full-time employees. Of these full-time employees, 49 were engaged in research and development, 19 in sales and marketing, five in operations and support and nine in general and administrative capacities. Of our employees, 75 were based in the United States, three were based in the United Kingdom, two were based in France, one was based in Hong Kong and one was based in Taiwan. None of our employees are represented by a labor union. We have not experienced any work stoppages. We consider our relations with our employees to be good.

Facilities

We lease approximately 22,000 square feet in Sunnyvale, California for our corporate headquarters, pursuant to a noncancelable lease, which expires January 2016. We intend to add new facilities and expand our existing facilities as we add employees and grow our business, and we believe that suitable additional or substitute space will be available on commercially reasonable terms to meet our future needs.

Legal Proceedings

We are not currently a party to any legal proceedings which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, operating results, financial condition or cash flows. We may, from time to time, become involved in legal proceedings arising in the ordinary course of our business and as our business grows, we may become a party to an increasing number of legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of March 31, 2015.

Name	Age	Position(s)
Narbeh Derhacobian	52	President, Chief Executive Officer and Director
Ron Shelton	53	Chief Financial Officer
Shane Hollmer	47	Vice President, Engineering
Ishai Naveh	57	Vice President, Marketing
Tom Spade	49	Vice President, Worldwide Sales
Janet Wang	46	Vice President, Discrete Products Group
Alexei Andreev	43	Director
Nelson Chan	53	Director
Barry Cox	72	Chairman of the Board Directors
Keith Crandell	54	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and governance committee.

Narbeh Derhacobian co-founded our company in January 2006, and has served as our President and Chief Executive Officer and as a member of our board of directors since January 2006. During the twelve years prior to founding our company, he served in technical and managerial roles sequentially at Silicon Storage Technology, Inc., a flash memory company, Advanced Micro Devices, Inc., a semiconductor company, Virage Logic Corporation, a semiconductor company, and Cswitch Corporation, a semiconductor company. Mr. Derhacobian has a B.S. and M.S. degrees in physics and a Ph.D. in solid state physics from the University of California, Los Angeles and an M.B.A. from San Jose State University. We believe that Mr. Derhacobian is qualified to serve as a member of our board of directors because of the perspective and experience he brings as our President and Chief Executive Officer and his management and leadership experience.

Ron Shelton has served as our Chief Financial Officer since December 2011. Prior to joining our company, he served as Senior Vice President and Chief Financial Officer of GigOptix Inc., a fabless semiconductor company, from 2009 to January 2011. During the thirteen years prior to joining GigOptix, Inc., Mr. Shelton served as Chief Financial Officer sequentially at Cirrus Logic, Inc, a fabless semiconductor company, Lara Technology Inc., a network technologies company, Alliance Semiconductor Corporation, a semiconductor company, Alien Technology LLC, an RFID company, and IML, Inc., a semiconductor company. Mr. Shelton has a B.A. in economics from Stanford University.

Shane Hollmer co-founded our company in January 2006, and has served as our Vice President of Engineering since April 2007. During the fifteen years prior to founding our company, he served in engineering and engineering management roles at Advanced Micro Devices, Inc., a semiconductor company, Emosyn LLC, a fabless semiconductor company, and Monolithic Power Systems, Inc., a semiconductor company. Mr. Hollmer has a B.S. degree in electrical engineering from the University of California, Berkeley, and an M.B.A. from San Jose State University.

Ishai Naveh co-founded our company in January 2006, and has served as our Vice President of Marketing and Business Development since April 2007. Prior to founding our company, he served in various roles at Tower Semiconductor Ltd., a semiconductor company, from March 1993 to September 2007, including most recently as Vice President of Marketing for Non-volatile Memories and Mixed Signal Technologies from October 2002 to September 2007. Previously, he served in various roles at National Semiconductor Corporation, a semiconductor company, from September 1984 to March 1993. Mr. Naveh has a B.Sc. degree in physics from the Hebrew University and an M.B.A. from Heriott-Watt University.

Tom Spade has served as our Vice President Worldwide Sales since December 2014. Prior to joining our company, he served as Vice President of Worldwide Sales at Audience, Inc., a semiconductor company, from August 2010 to August 2014, and at Boston-Power, Inc., a battery systems company, from August 2009 to August 2010. Prior to that, he served as Vice President of Worldwide Sales at Validity, Inc., a sensor technology company, from June 2007 to August 2009. Mr. Spade served as Vice President of Worldwide Sales at Synaptics, a mobile interface solutions company, from March 1998 to June 2007. Prior to that, he served as the Director of Sales at Alliance Semiconductor from May 1993 until March 1998. Mr. Spade has a B.A. degree in economics and management from Albion College.

Janet Wang has served as our Vice President of the Discrete Products Group since August 2012. Prior to that, Ms. Wang served as our Vice President of CBRAM Technology Development from December 2009 to August 2012. From November 2007 to December 2009, she served as our Director of Technology Development. Prior to joining our company, Ms. Wang served in managerial and engineering roles sequentially at Broadcom Corporation, a network and communications company, from 2002 to 2007, Transmeta Corporation, a fabless semiconductor company, from 2000 to 2002, Advanced Micro Devices, Inc., a semiconductor company, from 1997 to 2000, and Aerospace Corporation, an aerospace research corporation, from 1995 to 1997. Ms. Wang has a B.Sc. degree, a M.Sc. degree and a Ph.D. degree in electrical engineering from the University of California, Los Angeles.

Alexei Andreev has been a director of our company since August 2010. He has served as Executive Vice President and Managing Director of Harris & Harris Group, Inc., a venture capital firm specializing in nanotechnology and microsystems, since March 2005. From August 2002 to March 2005, Mr. Andreev was an associate with Draper Fisher Jurvetson, a venture capital firm. Previously, he worked for TLcom Capital Partners, a London-based venture capital fund and Renaissance Capital Group / Sputnik Funds, a venture capital fund in Moscow, Russia from September 1997 to August 2000. Mr. Andreev earned a B.S. degree with honors in material sciences and condensed matter physics and a Ph.D. in theoretical physics from Moscow Steel & Alloys Institute and a M.B.A. from Stanford Graduate School of Business. Our board of directors believes that Mr. Andreev’s significant experience in business operations, finance and investments qualify him to serve on our board of directors.

Nelson Chan has been a director of our company since September 2010. Mr. Chan served as Chief Executive Officer of Magellan Corporation, a consumer electronics company, from December 2006 to August 2008. From 1992 through 2006, he held various senior management positions at SanDisk Corporation, a flash memory storage company, including as Executive Vice President and General Manager, Consumer Business. Mr. Chan has been a director of Affymetrix, Inc., a genetic analysis company, since March 2010, Deckers Outdoor Corporation, a footwear, apparel and accessories design, marketing and distribution company, since December 2014, Outerwall Inc., a retail kiosk company, since July 2011 and the Chairman of the Board since June 2013, and Synaptics, since February 2007. Mr. Chan was a member of the board of directors of Silicon Laboratories, a semiconductor company. Mr. Chan is also a member of the board of several privately-held companies. Mr. Chan holds a B.S. degree in electrical and computer engineering from the University of California at Santa Barbara and a M.B.A. from Santa Clara University. Our board of directors believes that Mr. Chan’s substantial experience with public and private companies, both as an executive and board member, and his expertise in building profitable technology companies qualify him to serve on our board of directors.

Barry Cox has been a director of our company since July 2014 and the Chairman of our board of directors since October 2014. Since October 2009, Mr. Cox has served as director of Audience, where he was the Chairman of the Board from October 2009 to September 2011. Since March 2012, he has served as director of Pixelworks, Inc., a semiconductor company. Mr. Cox served as the Executive Chairman of the board of Touchstone Semiconductor Inc., a manufacturer of integrated circuits, from November 2012 until March 2014, when it was acquired by Silicon Laboratories Inc. Mr. Cox was a director of Summit Microelectronics, a semiconductor company, from April 1999 until May 2012, when Summit was acquired by Qualcomm Incorporated. Mr. Cox was a director of Grandis, Inc., a magnetic memory licensing company, from March 2009 until April 2011, when Grandis was acquired by Samsung Electronics Co., Ltd. Mr. Cox has over 45 years of experience in executive leadership positions in the semiconductor industry, including Chief Operating Officer, Chief Executive Officer and Chairman of the Board, in publicly and privately held companies. Mr. Cox holds a B.S. degree in general engineering from the United States Air Force Academy and an M.B.A. from Boston University. Our board of directors believes that Mr. Cox’s leadership roles in the global semiconductor industry and his experiences gained from serving as director of the boards of other public semiconductor companies qualify him to serve on our board of directors.

Keith Crandell has been a director of our company since February 2007. Since July 1994, Mr. Crandell has served as a managing director of ARCH Venture Partners, a venture capital firm focused on early-stage technology companies. He is a director of nine private companies and he also serves as a director of the Illinois Venture Capital Association. Mr. Crandell holds a B.S. degree in chemistry and mathematics from St. Lawrence University, an M.S degree in chemistry from the University of Texas at Arlington and an M.B.A. from the University of Chicago. Our board of directors believes that Mr. Crandell’s extensive knowledge of the semiconductor industry and his financial and investment expertise qualify him to serve on our board of directors.

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no familial relationships among our directors and officers.

Board of Directors Composition

Current Board of Directors

Under our bylaws, our board of directors may set the authorized number of directors. Our board of directors has set the authorized number of directors as eight. Our board of directors currently consists of five members with three vacancies.

Pursuant to our Fifth Amended and Restated Voting Agreement dated as of August 19, 2013, Messrs. Andreev, Chan, Crandell and Derhacobian and four former directors were designated to serve as members of our board of directors. Pursuant to that agreement, Mr. Derhacobian was selected the “CEO Director” (as defined in the voting agreement) voted on by the holders of our common stock. Messrs. Crandell and Andreev and three former directors were selected as the representatives of our preferred stock. Mr. Chan and a former director were selected as the two “Outside Directors” (as defined in the voting agreement), elected by the holders of our common stock and preferred stock voting together as a single class. On July 15, 2014, our board of directors appointed Barry Cox for the position of an outside director, replacing the former director. Current members of our board of directors will continue to serve as directors until their resignations or until their successors are duly elected by the holders of our common stock, despite the fact that the voting agreement will terminate upon the closing of this offering.

Classified Board of Directors Following This Offering

Our restated certificate of incorporation and bylaws that will be in effect upon the closing of this offering provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. Our directors will be divided among the three classes as follows:

•	Class I directors will be Messrs. and , whose initial term will expire at the annual meeting of stockholders to be held in 2016;

•	Class II directors will be Messrs. , and , whose initial term will expire at the annual meeting of stockholders to be held in 2017; and

•	Class III directors will be Messrs. , and , whose initial term will expire at the annual meeting of stockholders to be held in 2018.

Directors in a particular class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term continues until the election and qualification of his successor, or his earlier death, resignation or removal for cause.

Our restated certificate of incorporation and amended and restated bylaws that will be in effect following the closing of this offering provide that only our board of directors may fill vacancies on our board of directors until the next annual meeting of stockholders. Any additional directorships resulting from an increase in the authorized number of directors would be distributed among the three classes so that, as nearly as possible, each class would consist of one-third of the authorized number of directors.

The classification of our board of directors and provisions described above may have the effect of delaying or preventing changes in our control or management. See “Description of Capital Stock—Anti-Takeover Provisions—Restated Certificate of Incorporation and Restated Bylaw Provisions.”

Director Independence

We intend to apply for listing of our common stock on the NASDAQ Global Market. The listing rules of the NASDAQ Stock Market require that a majority of the members of our board of directors be independent within one year of the closing of this offering. Based upon information requested from and provided by each director concerning his background, employment and affiliations, our board of directors has determined that none of our non-employee directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of the NASDAQ Stock Market. In making this determination, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. The independence of our board committee members is discussed below.

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignations or until otherwise determined by our board of directors. Our board of directors has adopted a charter for each of these committees that complies with the applicable requirements of current NASDAQ Stock Market and Securities Exchange Commission, or the SEC, rules and regulations. Following the closing of this offering, copies of the charters for each committee will be available without charge, upon request in writing to Adesto Technologies Corporation, 1250 Borregas Avenue, Sunnyvale, California 94089, Attn: Investor Relations, or on the investor relations portion of our website.

Audit Committee

Our audit committee is comprised of Mr.                     , who is the chair of the audit committee, and Messrs.                      and                     . The composition of our audit committee meets the requirements for independence under current NASDAQ Stock Market and SEC rules and regulations. Each member of our audit committee is financially literate as required by current NASDAQ Stock Market listing standards. In addition, our board of directors has determined that Mr.                      is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Our audit committee, among other things:

•	selects a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helps to ensure the independence and performance of the independent registered public accounting firm;

•	discusses the scope and results of the audit with the independent registered public accounting firm, and reviews, with management and the independent accountants, our interim and year-end financial statements;

•	develops procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviews our policies on risk assessment and risk management;

•	obtains and reviews a report by the independent registered public accounting firm at least annually, that describes our internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues;

•	approves (or, as permitted, pre-approves) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm; and

•	reviews related party transactions and proposed waivers of our code of conduct.

Compensation Committee

Our compensation committee is comprised of Mr.                     , who is the chair of the compensation committee, and Messrs.                      and                     . The composition of our compensation committee meets the requirements for independence under current NASDAQ Stock Market and SEC rules and regulations. Each member of this committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Code. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee will, among other things:

•	review, approve and determine, or make recommendations to our board of directors regarding, the compensation of our executive officers;

•	administer our stock and equity incentive plans;

•	review and approve and make recommendations to our board of directors regarding incentive compensation and equity plans; and

•	establish and review general policies relating to compensation and benefits of our employees.

Nominating and Governance Committee

The nominating and governance committee is comprised of Mr.                     , who is the chair of the nominating and governance committee, and Messrs.                      and                     . The composition of our nominating and governance committee meets the requirements for independence under current NASDAQ Stock Market and SEC rules and regulations. Our nominating and governance committee, among other things:

•	identifies, evaluates and selects, or makes recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

•	evaluates the performance of our board of directors and of individual directors;

•	considers and makes recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	reviews developments in corporate governance practices;

•	evaluates the adequacy of our corporate governance practices and reporting; and

•	develops and makes recommendations to our board of directors regarding corporate governance guidelines and matters.

Compensation Committee Interlocks and Insider Participation

During 2014, all compensation decisions were made by our board of directors; provided that in certain instances the compensation committee provided recommendations to the board. Our chief executive officer, Mr. Derhacobian, and Chairman, Mr. Cox, participated in deliberations of our board of directors concerning executive officer compensation during 2014. No interlocking relationship exists between our board of directors and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Director Compensation

Other than as set forth in the table and described more fully below we did not pay any fees to, reimburse any expense of (other than reimbursement of reasonable travel and related expenses incurred by non-employee directors in connection with their attendance at meetings of our board of directors and its committees), make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our board of directors in 2014. All compensation that we paid to Mr. Derhacobian, one of our two employee directors, is set forth in the tables below under “Executive Compensation—Executive Compensation Tables.” No compensation was paid to Mr. Derhacobian in his capacity as a director.

Director Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)		Total ($)
Alexei Andreev	$—	$—		$—
Matthew Boyle*	—	—		—
Nelson Chan	30,000	2,148	(4)	32,148
Barry Cox(3)	—	9,291		9,291
Keith Crandell	—	—		—
Steve Drehobl*	—	—		—
Peter Thomas*	—	—		—

*	Former director.
(1)	The amounts reported in the Option Awards column represent the grant date fair value of the stock options granted to the non-employee directors during 2014, computed in accordance with Accounting Standards Codification Topic 718, Compensation—Stock Compensation, or ASC 718, and as discussed in note 10 of our notes to consolidated financial statements. The amounts reported in the Option Awards column reflect the accounting cost for these stock-based awards, and do not correspond to the actual economic value that may be received by the non-employee directors from the awards.
(2)	As of December 31, 2014, Messrs. Chan and Cox were our only non-employee directors with outstanding options of which they held 566,298 and 800,000 respectively.
(3)	Mr. Cox is an executive officer of Adesto (other than a named executive officer). Mr. Cox’s compensation for services provided other than as a director in 2014 is excluded from this table.
(4)	Represents the incremental fair value of stock options computed in accordance with ASC 718 in connection with a stock option exercise price adjustment effective as of August 2014, as described below under the section titled “Stock Option Repricing.”

Following the closing of this offering, we may implement a formal policy pursuant to which our non-employee directors will be eligible to receive compensation for service on our board of directors and committees of our board of directors.

EXECUTIVE COMPENSATION

Executive Compensation Tables

The following table provides information regarding all plan and non-plan compensation awarded to, earned by or paid to our chief executive officer and our two other most highly compensated executive officers as of December 31, 2014.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)		Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)(2)
Narbeh Derhacobian	2014	$297,375	$19,466	(3)	$1,766	—	$318,607
President and Chief Executive Officer

Ron Shelton	2014	272,594	82,002	(4)	—	—	354,596
Chief Financial Officer

Shane Hollmer	2014	245,830	48,995	(3)	3,566	—	298,391
Vice President, Engineering

(1)	The amounts reported in this column represent the grant date fair value of the stock options granted during 2014, computed in accordance with ASC 718, and as discussed in note 10 of our notes to consolidated financial statements. The amounts reported in this column reflect the accounting cost for these stock-based awards, and do not correspond to the actual economic value that may be received by the executive officers from the awards.
(2)	The amounts in this column represent the sum of the compensation amounts reflected in the other columns of this table.
(3)	Includes the incremental fair value of stock options computed in accordance with ASC 718 in connection with a stock option exercise price adjustment effective as of August 2014, as described below under the section titled “Stock Option Repricing.”
(4)	Represents the incremental fair value of stock options computed in accordance with ASC 718 in connection with a stock option exercise price adjustment effective as of August 2014, as described below under the section titled “Stock Option Repricing.”

In April 2015, we granted Mr. Derhacobian a stock option to purchase 150,000 shares of common stock, Mr. Shelton a stock option to purchase 450,000 shares of common stock and Mr. Hollmer a stock option to purchase 500,000 shares of common stock, each at an exercise price of $0.10 per share. Each of these stock options vests as to 1/24 of the underlying shares each month over two years. In April 2015, we also granted Mr. Derhacobian a stock option to purchase 1,666 shares of common stock and Mr. Hollmer a stock option to purchase 833 shares of common stock, each at an exercise price of $0.10 per share. Each of these stock options is fully vested.

Outstanding Equity Awards at December 31, 2014

	Option Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)(1)	Option Expiration Date
Narbeh Derhacobian	2/15/2007	(2)(3)	2,102,000	—	(4)	$0.03	2/14/2017
	5/11/2010	(2)(3)	150,000	—	(5)	0.05	5/10/2020
	12/14/2010	(2)(3)	4,000	—	(5)	0.05	12/13/2020
	12/13/2011	(2)(3)	1,500	—	(6)	0.05	12/12/2021
	6/18/2013	(2)(3)	391,846	274,154	(5)	0.05	6/17/2023
	8/11/2014	(2)(3)	1,133	—	(6)	0.05	8/10/2024
	10/14/2014	(2)(3)	1,666	—	(6)	0.05	10/13/2024

Ron Shelton	2/7/2012	(2)(3)	46,000	—	(5)	0.05	2/6/2022
	6/18/2013	(2)(3)	1,989,984	995,016	(5)	0.05	6/17/2023

Shane Hollmer	10/23/2007	(3)	1,075,000	—	(4)	0.05	10/22/2017
	6/19/2008	(3)	175,600	—	(4)	0.05	6/18/2018
	5/11/2010	(3)	450,000	—	(5)	0.05	5/10/2020
	12/14/2010	(3)	4,000	—	(5)	0.05	12/13/2020
	12/13/2011(3)		4,250	—	(6)	0.05	12/12/2021
	4/10/2012	(3)	500	—	(6)	0.05	4/9/2022
	6/18/2013	(3)	418,353	304,547	(5)	0.05	6/17/2023
	8/11/2014	(3)	2,333	—	(6)	0.05	8/10/2024
	10/14/2014	(3)	2,749	—	(6)	0.05	10/13/2024

(1)	Represents the fair market value of a share of our common stock, as determined by our board of directors.
(2)	Option is subject to 50% accelerated vesting following a change of control. See “—Employment Arrangements” below.
(3)	Option is subject to 100% accelerated vesting upon a qualifying termination of the executive’s employment with us following a change of control. See “—Employment Arrangements” below.
(4)	The option vests over a four-year period as follows: 25% of the shares of our common stock underlying the options vest on the first anniversary of the individual’s vesting commencement date and, thereafter, the remaining shares of our common stock underlying the options vest in 36 equal monthly installments over the next three years. The vesting commencement dates for Mr. Derhacobian’s and Mr. Hollmer’s options are February 21, 2007 and April 16, 2007, respectively.
(5)	The option vested or vests over a four-year period as follows: 1/48th of the shares of common stock underlying the option vest each month following the grant date.
(6)	Fully vested as of the grant date.

Employment Arrangements

Narbeh Derhacobian

On February 21, 2007, we entered into an employment agreement with Mr. Derhacobian in connection with his appointment as our President and Chief Executive Officer, which we subsequently amended and restated on August 16, 2013. The terms and conditions of his amended employment agreement provided for an annual base salary of $300,000, subject to review by the board of directors at the start of each fiscal year, and eligibility for an annual bonus, health insurance and other employee benefits as we establish for our employees from time to time. Pursuant to his amended and restated employment agreement, Mr. Derhacobian is an at-will employee of the company. In the event a “Change in Control” (as such term is defined in his amended and restated employment agreement), Mr. Derhacobian is eligible to receive accelerated vesting with respect to 50% of the total number of unvested shares subject to all of his other outstanding stock options. In the event a “Change in Control” (as such term is defined in his employment agreement) and Mr. Derhacobian’s termination other than for “Cause” (as such term is defined in his employment agreement) or self-termination for “Good Reason” (as such term is defined in his employment agreement), in either case upon or within 12 months following the Change in Control, Mr. Derhacobian is eligible to receive accelerated vesting with respect to 100% of the total number of unvested shares subject to all of his other outstanding stock options. In addition, in the event of such a qualifying termination, he would also receive a lump sum payment equal to the sum of twelve months of his then-current annual base salary, 100% of the target annual bonus and reimbursement of COBRA premiums for up to twelve months.

Ron Shelton

On May 30, 2013, we entered into an employment offer letter with Mr. Shelton in connection with his appointment as our Chief Financial Officer. The terms and conditions of his employment offer letter provided for an annual base salary of $275,000, subject to review by the board of directors at the start of each fiscal year, and eligibility for an annual equity and cash bonuses, health insurance and other employee benefits as we establish for our employees from time to time. Pursuant to his employment offer letter, Mr. Shelton is an at-will employee of the company. In the event a “Change in Control” (as such term is defined in his employment offer letter), Mr. Shelton is eligible to receive accelerated vesting with respect to 50% of the total number of unvested shares subject to all of his other outstanding stock options. In the event a “Change in Control” (as such term is defined in his employment offer letter) and Mr. Shelton’s termination other than for “Cause” (as such term is defined in his employment offer letter) or self-termination for “Good Reason” (as such term is defined in his employment offer letter), in either case upon or within 12 months following the Change in Control, Mr. Shelton is eligible to receive accelerated vesting with respect to 100% of the total number of unvested shares subject to all of his other outstanding stock options. In addition, in the event of such a qualifying termination, he would also receive a lump sum payment equal to the sum of twelve months of his then-current annual base salary, 100% of the target annual bonus and reimbursement of COBRA premiums for up to twelve months.

Shane Hollmer

On April 1, 2007, we entered into an offer of employment with Mr. Hollmer in connection with his appointment as our Vice President of Engineering, which we subsequently amended and restated on August 16, 2013. The terms and conditions of his amended employment agreement provided for an annual base salary of $248,000, subject to review by the board of directors at the start of each fiscal year, and eligibility for an annual bonus, health insurance and other employee benefits as we establish for our employees from time to time. In the event a “Change in Control” (as such term is defined in his employment agreement) and Mr. Hollmer’s termination other than for “Cause” (as such term is defined in his employment agreement) or self-termination for “Good Reason” (as such term is defined in his employment agreement), in either case upon or within 12 months following the Change in Control, Mr. Hollmer is eligible to receive accelerated vesting with respect to 100% of the total number of unvested shares subject to all of his other outstanding stock options. In addition, in the event of such a qualifying termination, he would also receive a lump sum payment equal to the sum of six months of his then-current annual base salary, 100% of the target annual bonus and reimbursement of COBRA premiums for up to six months.

Stock Option Repricing

In August 2014, we amended certain of our outstanding stock options to reset their respective exercise prices to $0.05 per share, the fair market value of our common stock as of August 11, 2014, as determined by our board of directors. Options repriced included all then-outstanding stock options with an exercise price higher than $0.05 per share that remained unexercised on August 11, 2014. Pursuant to this repricing, options to purchase 12,798,381 shares of common stock held by our then current employees were repriced, including options to purchase 5,034,150 shares of common stock held by our named executive officers.

Employee Benefit Plans

2007 Equity Incentive Plan

Our board of directors adopted our 2007 Equity Incentive Plan, or 2007 Plan, in February 2007. The 2007 Plan was subsequently approved by our stockholders in February 2007. The 2007 Plan provides for the grant of both incentive stock options, which qualify for favorable tax treatment to their recipients under Section 422 of the Code, and nonstatutory stock options, as well as for the issuance of shares of restricted stock. We may grant incentive stock options only to our employees. We may grant nonstatutory stock options to our employees, directors and consultants. The exercise price of each incentive stock option must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of our common stock on the date of grant. The maximum permitted term of options granted under our 2007 Plan is ten years. In the event we are a party to a merger or consolidation, the 2007 Plan provides that the definitive agreement for such merger or consolidation shall allow for the assumption, conversion or replacement of such options by the surviving corporation or acquiring corporation or the substitution of such options or awards for equivalent or payment of substantially similar compensation to the optionees as was provided to the stockholders of the company upon merger or consolidation.

As of June 30, 2015, we had 87,500,000 shares of our common stock reserved for issuance under our 2007 Plan, after giving effect to the reservation of an additional 61,500,000 shares of our common stock in April 2015. As of March 31, 2015, options to purchase 1,149,510 of these shares had been exercised, options to purchase 19,937,748 of these shares remained outstanding and 4,912,742 of these shares remained available for future grant. The options outstanding as of March 31, 2015, had a weighted-average exercise price of $0.05. Our 2015 Equity Incentive Plan will be effective upon the date immediately prior to the date of this prospectus. As a result, we will not grant any additional options under the 2007 Plan following that date, and the 2007 Plan will terminate at that time. However, any outstanding options granted under the 2007 Plan will remain outstanding, subject to the terms of our 2007 Plan and stock option agreements, until such outstanding options are exercised or until they terminate or expire by their terms. Options granted under the 2007 Plan have terms similar to those described below with respect to options granted under our 2015 Equity Incentive Plan, except that the options granted under the 2007 Plan will become exercisable in full if the option does not remain outstanding following the merger or consolidation or if such option is not assumed or substituted by the successor company or the option holder is not paid a substantially similar compensation as was provided to the stockholders of the company upon merger or consolidation.

2015 Equity Incentive Plan

On                     , 2015, our board of directors adopted and our stockholders approved our 2015 Equity Incentive Plan. The 2015 Equity Incentive Plan will become effective on the date immediately prior to the date of this prospectus and will serve as the successor to our 2007 Plan. We reserved             shares of our common stock to be issued under our 2015 Equity Incentive Plan. The number of shares reserved for issuance under our 2015 Equity Incentive Plan will increase automatically on the 1st day of January of each of 2016 through 2025 by the number of shares equal to 5% of the total outstanding shares of our common stock as of the immediately preceding December 31. However, our board of directors may reduce the amount of the increase in any particular year. In addition, the following shares will be available for grant and issuance under our 2015 Equity Incentive Plan:

•	shares subject to options or stock appreciation rights granted under our 2015 Equity Incentive Plan that cease to be subject to the option or stock appreciation right for any reason other than exercise of the option or stock appreciation right;

•	shares subject to awards granted under our 2015 Equity Incentive Plan that are subsequently forfeited or repurchased by us at the original issue price;

•	shares subject to awards granted under our 2015 Equity Incentive Plan that otherwise terminate without shares being issued;

•	shares surrendered, cancelled, or exchanged for cash or a different award (or combination thereof);

•	shares reserved but not issued or subject to outstanding awards under our 2007 Plan on the date of this prospectus;

•	shares issuable upon the exercise of options or subject to other awards under our 2007 Plan prior to the date of this prospectus that cease to be subject to such options or other awards by forfeiture or otherwise after the date of this prospectus;

•	shares issued under our 2007 Plan that are repurchased by us or forfeited after the date of this prospectus; and

•	shares subject to awards under our 2007 Plan that are used to pay the exercise price of an option or withheld to satisfy the tax withholding obligations related to any award.

Our 2015 Equity Incentive Plan authorizes the award of stock options, restricted stock awards, stock appreciation rights, restricted stock units, performance awards and stock bonuses. No person will be eligible to receive more than             shares in any calendar year under our 2015 Equity Incentive Plan other than a new employee of ours, who will be eligible to receive no more than             shares under the plan in the calendar year in which the employee commences employment. The aggregate number of shares of our common stock that may be subject to awards granted to any one non-employee director pursuant to the 2015 Equity Incentive Plan in any calendar year shall not exceed        .

Our 2015 Equity Incentive Plan will be administered by our compensation committee, all of the members of which are outside directors as defined under applicable federal tax laws, or by our board of directors acting in place of our compensation committee. The compensation committee will have the authority to construe and interpret our 2015 Equity Incentive Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan.

Our 2015 Equity Incentive Plan will provide for the grant of awards to our employees, directors, consultants, independent contractors and advisors, provided the consultants, independent contractors, directors and advisors render services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of stock options must be at least equal to the fair market value of our common stock on the date of grant.

We anticipate that in general, options will vest over a four-year period. Options may vest based on time or achievement of performance conditions. Our compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. The maximum term of options granted under our 2015 Equity Incentive Plan is ten years.

A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions, which may vest based on time or achievement of performance conditions. The price, if any, of a restricted stock award will be determined by the compensation committee. Unless otherwise determined by the compensation committee at the time of award, vesting will cease on the date the holder no longer provides services to us and unvested shares will be forfeited to or repurchased by us. Stock appreciation rights provide for a payment, or payments, in cash or shares of our common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price at grant up to a maximum amount of cash or number of shares. Stock appreciation rights may vest based on time or achievement of performance conditions.

Restricted stock units represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of that right because of termination of employment or failure to achieve certain performance conditions. If a restricted stock unit has not been forfeited, then on the date specified in the restricted stock unit agreement, we will deliver to the holder of the restricted stock unit whole shares of our common stock (which may be subject to additional restrictions), cash or a combination of our common stock and cash.

Performance awards cover a number of shares of our common stock that may be settled upon achievement of the pre-established performance conditions in cash or by issuance of the underlying shares. These awards are subject to forfeiture prior to settlement due to termination of employment or failure to achieve the performance conditions.

Stock bonuses may be granted as additional compensation for service or performance, and therefore, may not be issued in exchange for cash.

In the event there is a specified type of change in our capital structure without our receipt of consideration, such as a stock split, appropriate adjustments will be made to the number of shares reserved under our 2015 Equity Incentive Plan, the maximum number of shares that can be granted in a calendar year and the number of shares and exercise price, if applicable, of all outstanding awards under our 2015 Equity Incentive Plan.

Awards granted under our 2015 Equity Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution or as determined by our compensation committee. Unless otherwise permitted by our compensation committee, stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s guardian or legal representative. Options granted under our 2015 Equity Incentive Plan generally may be exercised for a period of three months after the termination of the optionee’s service to us, for a period of 12 months in the case of death or for a period of six months in the case of disability, or such longer period as our compensation committee may provide. Options generally terminate immediately upon termination of employment for cause.

Our 2015 Equity Incentive Plan provides that, in the event of a sale, lease or other disposition of all or substantially all of our assets or specified types of mergers or consolidations, or, in each case, a Corporate Transaction, outstanding awards under our 2015 Equity Incentive Plan may be assumed or replaced by any surviving or acquiring corporation; the surviving or acquiring corporation may substitute similar awards for those outstanding under our 2015 Equity Incentive Plan; outstanding awards may be settled for the full value of such outstanding award (whether or not then vested or exercisable) in cash, cash equivalents, or securities of the successor entity with payment deferred until the date or dates the award would have become exercisable or vested; or outstanding awards may be terminated for no consideration. Our board of directors has the discretion to provide that a stock award under our 2015 Equity Incentive Plan will immediately vest as to all or any portion of the shares subject to the stock award at the time of a Corporate Transaction or in the event a participant’s service with us or a successor entity is terminated actually or constructively within a designated period following the occurrence of the transaction. Stock awards held by participants under our 2015 Equity Incentive Plan will not vest automatically on such an accelerated basis unless specifically provided in the participant’s applicable award agreement. In the event of a Corporate Transaction, the vesting of all awards granted to non-employee directors shall accelerate and such awards shall become exercisable (as applicable) in full upon the consummation of the Corporate Transaction.

Our 2015 Equity Incentive Plan will terminate ten years from the date our board of directors approves the plan, unless it is terminated earlier by our board of directors. Our board of directors may amend or terminate our 2015 Equity Incentive Plan at any time. If our board of directors amends our 2015 Equity Incentive Plan, it does not need to ask for stockholder approval of the amendment unless required by applicable law.

2015 Employee Stock Purchase Plan

On                     , 2015, our board of directors adopted and on                     , 2015 our stockholders approved our 2015 Employee Stock Purchase Plan. The 2015 Employee Stock Purchase Plan became effective upon its adoption by our board of directors but will not be in use until the completion of this offering. We have adopted a 2015 Employee Stock Purchase Plan in order to enable eligible employees to purchase shares of our common stock at a discount following the date of this offering. Purchases will be accomplished through participation in discrete offering periods. Our 2015 Employee Stock Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Code. We initially reserved             shares of our common stock for issuance under our 2015 Employee Stock Purchase Plan. The number of shares reserved for issuance under our 2015 Employee Stock Purchase Plan will increase automatically on the 1st day of January of each of the first nine years following the first offering date by the number of shares equal to 1% of the total outstanding shares of our common stock as of the immediately preceding December 31 (rounded to the nearest whole share). However, our board of directors may reduce the amount of the increase in any particular year. The aggregate number of shares issued over the term of our 2015 Employee Stock Purchase Plan will not exceed             shares of our common stock.

Our compensation committee will administer our 2015 Employee Stock Purchase Plan. Our employees generally are eligible to participate in our 2015 Employee Stock Purchase Plan if they are employed by us for at least 20 hours per week and more than five months in a calendar year. Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in our 2015 Employee Stock Purchase Plan, are ineligible to participate in our 2015 Employee Stock Purchase Plan. We may impose additional restrictions on eligibility. Under our 2015 Employee Stock Purchase Plan, eligible employees will be able to acquire shares of our common stock by accumulating funds through payroll deductions. Our eligible employees will be able to select a rate of payroll deduction between 1% and 15% of their base cash compensation. We will also have the right to amend or terminate our 2015 Employee Stock Purchase Plan at any time. Our 2015 Employee Stock Purchase Plan will terminate on the tenth anniversary of the last day of the first purchase period, unless it is terminated earlier by our board of directors.

When an initial offering period commences, our employees who meet the eligibility requirements for participation in that offering period will automatically be granted a nontransferable option to purchase shares in that offering period. For subsequent offering periods, new participants will be required to enroll in a timely manner. Once an employee is enrolled, participation will be automatic in subsequent offering periods. An employee’s participation automatically ends upon termination of employment for any reason.

Except for the first offering period, each offering period will run for no more than 24 months, with purchases occurring every six months. The first offering period will begin upon the date of this prospectus and will end approximately two years following the date of this prospectus. Except for the first purchase period, each purchase period will be for six months. An employee’s participation automatically ends upon termination of employment for any reason.

No participant will have the right to purchase shares of our common stock in an amount, when aggregated with purchase rights under all our employee stock purchase plans that are also in effect in the same calendar year, that have a fair market value of more than $        , determined as of the first day of the applicable purchase period, for each calendar year in which that right is outstanding. In addition, no participant will be permitted to purchase more than             shares during any one purchase period or a lesser amount determined by our compensation committee. The purchase price for shares of our common stock purchased under our 2015 Employee Stock Purchase Plan will be 85% of the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period and (ii) the last trading day of each purchase period in the applicable offering period.

If we experience a change in control transaction, any offering period that commenced prior to the closing of the proposed change in control transaction will be shortened and terminated on a new purchase date. The new purchase date will occur prior to the closing of the proposed change in control transaction, and our 2015 Employee Stock Purchase Plan will then terminate on the closing of the proposed change in control.

401(k) Plan

We maintain a retirement plan for the benefit of our employees. The plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Code, so that contributions to the 401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan (except in the case of contributions under the 401(k) plan designated as Roth contributions). The 401(k) plan provides that each participant may contribute up to 100% of his or her pre-tax compensation, up to a statutory limit, which is $18,000 for 2015. Participants who are at least 50 years old can also make “catch-up” contributions of up to an additional $6,000 above the statutory limit. Under the 401(k) plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan’s trustee as directed by participants. Our 401(k) plan provides for discretionary matching of employee contributions.

Limitation of Liability and Indemnification of Directors and Officers

Our restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except for liability:

•	for any breach of their duty of loyalty to our company or our stockholders;

•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which they derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

Our amended and restated bylaws provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

We have entered into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service to us. Subject to certain exceptions, these indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and amended and restated bylaws or in these indemnification agreements may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and officers against losses arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these officers and directors pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors, through their relationships with their employers, are insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement provides for indemnification by the underwriters of us and our officers, directors and employees for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change of control arrangements and indemnification arrangements, discussed, when required, above in the sections entitled “Management” and “Executive Compensation,” and the voting rights in our amended and restated voting agreement described above under “Management—Board of Directors Composition,” the following is a description of each transaction since January 1, 2012 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•	any of our directors, executive officers or beneficial owners of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

Series D Convertible Preferred Stock Financing

In August 2012, we sold an aggregate of 14,736,837 shares of our Series D convertible preferred stock at a purchase price of $0.95 per share for an aggregate purchase price of approximately $14.0 million. Of such shares, 5% beneficial owners purchased the following amounts: 2,333,022 shares, ARCH Venture Fund VI, L.P.; 1,834,259 shares, ATA Ventures II, L.P.; 26,839 shares, ATA Affiliates Fund II, L.P.; 5,319 shares, ATA Investment Fund II, L.P.; 1,466,470 shares, Harris & Harris Group, Inc.; 547,844 shares, Adams Street 2006 Direct Fund, L.P; 618,666 shares, Adams Street 2007 Direct Fund, L.P.; 1,293,478 shares, Applied Ventures, LLC; 1,110,962 shares, Microchip Technology Incorporated; and 1,146,180 shares, Serge Dassault. Each share of our Series D convertible preferred stock will convert automatically into 1.0330576 shares of our common stock upon the completion of this offering.

Convertible Note and Series D-1 and Series E Convertible Preferred Stock Financing

In August 2013, we sold an aggregate of 7,348,235 shares of our Series D-1 convertible preferred stock and 17,384,526 shares of our Series E convertible preferred stock, in each case, at a purchase price of $0.7125 per share for an aggregate purchase price of approximately $17.6 million. The shares of Series D-1 convertible preferred stock were issued upon conversion in full of convertible notes in an aggregate principal amount of $5,000,000. These notes had an annual interest rate of 8% and a maturity rate of July 16, 2013. The following amounts of principal and interest were converted into Series D-1 convertible preferred stock by 5% beneficial owners: $1,119,586.98, ARCH Venture Fund VI, L.P.; $880,237.16, ATA Ventures II, L.P.; $12,879.74, ATA Affiliates Fund II, L.P.; $2,552.61, ATA Investment Fund II, L.P.; $703,740.36, Harris & Harris Group, Inc.; $262,903.39, Adams Street 2006 Direct Fund, L.P.; $296,890.06, Adams Street 2007 Direct Fund, L.P.; $620,723.38, Applied Ventures, LLC; $533,136.61, Microchip Technology Incorporated; and $550,037.19, Serge Dassault. Of such shares of Series E convertible preferred stock, 5% beneficial owners purchased the following amounts: 3,508,771 shares, ARCH Venture Fund VI, L.P.; 1,379,326 shares, ATA Ventures II, L.P.; 20,183 shares, ATA Affiliates Fund II, L.P.; 3,999 shares, ATA Investment Fund II, L.P.; 3,508,771 shares, Harris & Harris Group, Inc.; 880,954 shares, Adams Street 2006 Direct Fund, L.P; 994,839 shares Adams Street 2007 Direct Fund, L.P.; 3,508,771 shares, Applied Ventures, LLC; and 1,473,649 shares, Serge Dassault. Each share of our Series D-1 convertible preferred stock will convert automatically into one share of our common stock upon the completion of this offering and each share of our Series E convertible preferred stock will convert automatically into 9.8841 shares of our common stock upon the completion of this offering.

Amended and Restated Investors’ Rights Agreement

We have entered into an amended and restated investors’ rights agreement with certain holders of our convertible preferred stock, including entities with which certain of our directors are affiliated. These stockholders are entitled to rights with respect to the registration of their shares following our initial public offering under the Securities Act. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our amended and restated bylaws require us to indemnify our directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, our amended and restated bylaws also require us to advance expenses incurred by our directors and executive officers. For more information regarding these agreements, see “Executive Compensation—Limitation of Liability and Indemnification of Directors and Officers.”

Review, Approval or Ratification of Transactions With Related Parties

Prior to this offering we had no formal, written policy or procedure for the review and approval of related party transactions; however, our practice has been that all related party transactions are reviewed and approved by a majority of the disinterested members of our board of directors.

We will adopt, effective upon the consummation of this offering, a formal written policy that requires audit committee approval of transactions to which we are a party and in which an officer, director, nominee for director, stockholder beneficially owning more than five percent of our outstanding capital stock, an immediate family member of such person, or any firm, corporation or other entity in which any of the foregoing persons is employed, is a general partner or principal or in a similar position, or in which such person has a five percent or greater beneficial ownership interest, has a material interest. In approving or rejecting any such transaction, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. Under the policy, certain transactions will not require audit committee approval, including certain employment arrangements of executive officers, director compensation, transactions with another company at which a related party’s only relationship is as a non-executive employee or beneficial owner of less than five percent of that company’s shares, transactions where a related party’s interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis, and transactions available to all employees generally.

PRINCIPAL STOCKHOLDERS

The following table presents information with respect to the beneficial ownership of our common stock as of March 31, 2015, and as adjusted to reflect the sale of common stock in this offering assuming no exercise of the underwriters’ over-allotment option to purchase additional shares, by:

•	each person known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. We have deemed shares of our common stock subject to options and warrants that are currently exercisable or exercisable within 60 days of March 31, 2015 to be outstanding and to be beneficially owned by the person holding the option or warrant for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

We have based percentage ownership of our common stock before this offering on 319,254,647 shares of our common stock outstanding on March 31, 2015, which includes 300,789,120 shares of common stock resulting from the automatic conversion of all outstanding shares of our convertible preferred stock upon the closing of this offering, as if this conversion had occurred as of March 31, 2015. Percentage ownership of our common stock after this offering also assumes our sale of             shares of common stock in this offering and the issuance of             shares of common stock that we expect to issue upon the net exercise of warrants that would expire if not exercised prior to the completion of this offering based on the assumed initial public offering price of $         per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus. Unless otherwise indicated, the address of each of the individuals and entities named below that owns 5% or more of our common stock is c/o Adesto Technologies Corporation, 1250 Borregas Avenue, Sunnyvale, California 94089.

	Shares Beneficially Owned Prior to This Offering		Shares Beneficially Owned After This Offering
Name of Beneficial Owner	Shares	Percentage	Shares	Percentage
Named executive officers and directors:
Narbeh Derhacobian(1)	9,728,382	3.0%			%
Ron Shelton(2)	2,346,919	*
Shane Hollmer(3)	2,541,418	*
Alexei Andreev(4)	51,805,883	16.2
Nelson Chan(5)	566,298	*
Barry Cox(6)	218,740	*
Keith Crandell(7)	61,925,109	19.4

All executive officers and directors as a group (10 persons)(8)	134,426,081	40.7%			%

5% Stockholders:
ARCH Venture Fund VI, L.P.(9)	61,925,109	19.4%			%
Harris & Harris Group, Inc.(10)	51,805,883	16.2
Applied Ventures, LLC(11)	49,785,746	15.6
Entities affiliated with ATA Ventures(12)	35,667,663	11.2
Entities affiliated with Adams Street(13)	32,162,556	10.1
Serge Dassault	27,950,316	8.8
Altera Corporation(14)	25,416,835	8.0

*	Represents beneficial ownership of less than 1% of our outstanding shares of common stock.
(1)	Represents (i) 7,006,667 shares held by Mr. Derhacobian and (ii) 2,721,715 shares subject to options held by Mr. Derhacobian that are exercisable within 60 days of March 31, 2015.
(2)	Represents 2,346,919 shares subject to options held by Mr. Shelton that are exercisable within 60 days of March 31, 2015.
(3)	Represents (i) 333,333 shares held by Mr. Hollmer and (ii) 2,208,085 shares subject to options held by Mr. Hollmer that are exercisable within 60 days of March 31, 2015.
(4)	Represents 51,805,883 shares held by Harris & Harris Group, Inc. as noted in footnote 10. Alexei Andreev, one of our directors, is an executive vice president and managing director of Harris & Harris Group, Inc. Thus, Mr. Andreev may be deemed to share voting and investment power over the shares held by Harris & Harris Group, Inc.
(5)	Represents 566,298 shares subject to options held by Mr. Chan that are exercisable within 60 days of March 31, 2015.
(6)	Represents 218,740 shares subject to options held by Mr. Cox that are exercisable within 60 days of March 31, 2015.
(7)	Represents 61,925,109 shares held by ARCH Venture Fund VI, L.P. as noted in footnote 9. Keith L. Crandell, one of our directors, is a managing director of ARCH Venture Partners VI, LLC, the sole general partner of ARCH Venture Partners VI, L.P., the sole general partner of ARCH Venture Fund VI, L.P., and may be deemed to share voting and investment power over the shares held by ARCH Venture Fund VI, L.P.
(8)	Represents (i) 123,226,992 shares and (ii) 11,199,089 shares subject to options that are exercisable within 60 days of March 31, 2015 held by our directors and executive officers as a group.
(9)	Represents 61,925,109 shares held by ARCH Venture Fund VI, L.P. ARCH Venture Partners VI, L.P. is the sole general partner of ARCH Venture Fund VI, L.P., and may be deemed to beneficially own certain of the shares held of record by ARCH Venture Fund VI, L.P. ARCH Venture Partners VI, L.P. disclaims beneficial ownership of all shares held of record by ARCH Venture Fund VI, L.P. in which ARCH Venture Partners VI, L.P. does not have an actual pecuniary interest. ARCH Ventures Partners VI, LLC, as the sole general partner of ARCH Venture Partners VI, L.P., may be deemed to beneficially own certain of the shares held of record by ARCH Venture Fund VI, L.P. ARCH Venture Partners VI, LLC disclaims beneficial ownership of all shares held of record by ARCH Venture Fund VI, L.P. in which ARCH Venture Partners VI, LLC does not have an actual pecuniary interest. Clinton W. Bybee, Keith L. Crandell and Robert T. Nelsen are the managing directors of ARCH Venture Partners VI, LLC and may be deemed to share voting and investment power over the shares held by ARCH Venture Fund VI, L.P. The managing directors disclaim beneficial ownership of all shares held of record by ARCH Venture Fund VI, L.P. in which they do not have an actual pecuniary interest. Mr. Crandell is a member of our board of directors. The address for ARCH Venture Fund VI, L.P. is 8725 W. Higgins Road, Suite 290, Chicago, Illinois 60631.
(10)	Represents 51,805,883 shares held by Harris & Harris Group, Inc. Harris & Harris Group, Inc. is a public venture capital firm. Mr. Andreev is a member of our board of directors and an executive officer of Harris & Harris Group, Inc. All shares held by Harris & Harris Group, Inc. are subject to a pledge in favor of ORIX Corporate Capital, Inc. under a loan facility. The address for Harris & Harris Group, Inc. is 1450 Broadway, 24th Floor, New York, New York 10018.
(11)	Represents 49,785,746 shares held by Applied Ventures, LLC. Applied Ventures, LLC is the venture capital arm of Applied Materials, Inc., a public company. J. Christopher Moran, Dr. Omkaran Nalamasu, Dr. Mark R. Pinto and Larry Sparks, in their capacity as members of the Venture Investment Committee of Applied Materials, Inc., have shared voting and investment power over shares held by Applied Ventures, LLC; however, Messrs. Moran and Sparks, and Drs. Nalamasu and Pinto disclaim beneficial ownership of these shares. The address for Applied Ventures, LLC is 3050 Bower Ave., MS 0105, Santa Clara, California 95054.
(12)	Represents (i) 35,053,116 shares held by ATA Ventures II, L.P., (ii) 512,906 shares held by ATA Affiliates Fund II, L.P. and (iii) 101,641 shares held by ATA Investment Fund II, L.P. ATA Management II, LLC is the general partner of ATA Ventures II, L.P., ATA Affiliates Fund II, L.P. and ATA Investment Fund II, L.P., and may be deemed to beneficially own certain of the shares held of record by ATA Ventures II, L.P., ATA Affiliates Fund II, L.P. and ATA Investment Fund II, L.P. Hatch Graham, Michio Fujimura, and T. Peter Thomas are the managing directors of ATA Management II, LLC and may be deemed to share voting and investment power over the shares held by ATA Ventures II, L.P., ATA Affiliates Fund II, L.P. and ATA Investment Fund II, L.P. Mr. Thomas is a member of our board of directors. The principal address for each of the ATA Ventures Entities is 4300 El Camino Real, Suite 205, Los Altos, California 94022.
(13)	Represents (i) 15,104,936 shares held by Adams Street 2006 Direct Fund, L.P. and (ii) 17,057,620 shares held by Adams Street 2007 Direct Fund, L.P. Adams Street Partners, LLC is the managing member and general partner of Adams Street 2006 Direct Fund, L.P. and Adams Street 2007 Direct Fund, L.P., and may be deemed to have sole voting and investment power over the shares held by Adams Street 2006 Direct Fund, L.P. and Adams Street 2007 Direct Fund, L.P. Thomas D. Berman, David Brett, Jeffrey T. Diehl, Elisha P. Gould, III, Robin P. Murray, Sachin Tulyani, Craig D. Waslin and David S. Welsh, each of whom is a partner of Adams Street Partners, LLC (or a subsidiary thereof), may be deemed to share voting and investment power over the shares held by Adams Street 2006 Direct Fund, L.P. and Adams Street 2007 Direct Fund, L.P. The principal address for each of the Adams Street Entities is 2500 Sand Hill Road, Suite 100, Menlo Park, California 94025.
(14)	Represents 25,416,835 shares held by Altera Corporation. The address for Altera Corporation is 101 Innovation Drive, San Jose, California 95134.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the most important terms of our capital stock, as they will be in effect upon the closing of this offering. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. For a description of registration rights held by certain holders of our capital stock and the duration of those rights see “Registration Rights” below. Upon the closing of this offering, our authorized capital stock will consist of             shares of common stock, $0.0001 par value per share, and             shares of undesignated preferred stock, $0.0001 par value per share.

Assuming the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock, which will occur immediately following the closing of this offering, as of March 31, 2015, there were 319,254,647 shares of our common stock outstanding, held by 35 stockholders of record, and no shares of our preferred stock outstanding.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See “Dividend Policy” above.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our restated certificate of incorporation. Our restated certificate of incorporation establishes a classified board of directors, to be divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully Paid and Non-Assessable

All of the outstanding shares of our common stock are, and the shares of our common stock to be issued pursuant to this offering will be, fully paid and non-assessable.

Preferred Stock

Following this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue up to             shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Options

As of March 31, 2015, there were outstanding options to purchase an aggregate of 19,937,748 shares of our common stock, with a weighted-average exercise price of $0.05, pursuant to our 2007 Equity Incentive Plan.

Warrants

As of March 31, 2015, there were outstanding warrants to purchase 7,214,408 shares of common stock that will expire if not exercised prior to the completion of this offering. In addition, after giving effect to the issuance of a warrant to purchase 1,052,632 shares of Series E Preferred Stock in April 2015, as of March 31, 2015, there were warrants to purchase shares of our capital stock as follows:

Type of Capital Stock	Total Number of Shares Subject to Warrants	Exercise Price Per Share	Expiration Dates
Series B convertible preferred stock	243,506	$0.3696	Feb. 2017
Series D convertible preferred stock	2,368,420	$0.95	Sep. 2019
Series E convertible preferred stock	1,101,755	$0.7125	Oct. 2024; Apr. 2025

We expect all warrants that would expire if not exercised prior to the completion of this offering will be exercised immediately prior to this offering. Immediately following the closing of this offering, the warrants to purchase shares of our Series B, Series D and Series E convertible preferred stock that remain outstanding will convert automatically into warrants to purchase the shares of our common stock as follows: 243,506 – Series B; 2,446,713 – Series D; and 10,889,855 – Series E. The exercise prices of these warrants may be paid either in cash or by surrendering the right to receive shares of our common stock having a value equal to the exercise price.

Registration Rights

Following the completion of this offering, after giving effect to the issuance of                 shares of common stock that we expect to issue upon the net exercise of warrants that would expire if not exercised prior to the completion of this offering, the holders of approximately 303,964,875 shares of our common stock will be entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of an amended and restated investors’ rights agreement between us and the holders of these shares, which was entered into in connection with our convertible preferred stock financings, and include demand, Form S-3 and piggyback registration rights.

Demand Registration Rights

As of March 31, 2015, the holders of an aggregate of 303,964,875 shares of our common stock or their permitted transferees were entitled to demand registration rights. At any time after 180 days from the date of this offering, the holders of at least 40% of the then-outstanding shares subject to registration rights can request that we file a registration statement covering registrable securities with an anticipated aggregate offering price of at least $5.0 million. We are only required to file two registration statements that are declared effective pursuant to these demand registration rights. We may postpone the filing of a registration statement for up to 90 days once in a 12-month period if our board of directors determines that the filing would be materially detrimental to us and our stockholders.

Piggyback Registration Rights

As of March 31, 2015, the holders of an aggregate of 303,964,875 shares of our common stock or their permitted transferees were entitled to demand registration rights. If we register any of our securities for public sale, holders of shares having registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to sales of shares of participants in one of our stock plans, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the shares having registration rights or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered. The underwriters of any underwritten offering will have the right, in their sole discretion, to limit, because of marketing reasons, the number of shares registered by these holders, in which case the number of shares to be registered will be apportioned pro rata among these holders, according to the total amount of securities entitled to be included by each holder, or in a manner mutually agreed upon by the holders. However, the number of shares to be registered by these holders cannot be reduced below 33% of the total shares covered by the registration statement.

Form S-3 Registration Rights

As of March 31, 2015, the holders of an aggregate of 303,964,875 shares of our common stock or their permitted transferees were entitled to demand registration rights. The holders of then-outstanding shares having registration rights can request that we register all or part of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public, net of underwriters’ discounts and commissions, of the shares offered is at least $1 million. The stockholders may only require us to effect two registration statements on Form S-3 in a 12-month period. We may postpone the filing of a registration statement on Form S-3 for up to 90 days once in a 12-month period if our board of directors determines that the filing would be materially detrimental to us and our stockholders.

Expenses of Registration Rights

We generally will pay all expenses, other than underwriting discounts and commissions and the reasonable fees and disbursements of more than one counsel for the selling stockholders, incurred in connection with the registrations described above.

Expiration of Registration Rights

The registration rights described above will expire, with respect to any particular holder of these rights, on the earlier of the seventh anniversary of the closing of this offering or when that holder can sell all of its registrable securities in any three month period without restriction under Rule 144 of the Securities Act.

Anti-Takeover Provisions

The provisions of Delaware law, our restated certificate of incorporation and our amended and restated bylaws may have the effect of delaying or discouraging another person from acquiring control of our company.

These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our restated certificate of incorporation and our amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

•	Board of Directors Vacancies. Our restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

•	Classified Board. Our restated certificate of incorporation and amended and restated bylaws provide that our board is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See “Management—Board of Directors Composition.”

•	Stockholder Action; Special Meeting of Stockholders. Our restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our chief executive officer or our president, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•	No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting.

•	Directors Removed Only for Cause. Our restated certificate of incorporation provides that stockholders may remove directors only for cause and only with the approval of holders of at least two-thirds of our outstanding common stock.

•	Amendment of Charter Provisions. Any amendment of the above provisions in our restated certificate of incorporation would require approval by holders of at least two-thirds of our outstanding common stock.

•	Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

•	Choice of Forum. Our restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Listing

We have applied to list our common stock on the NASDAQ Global Market under the symbol “IOTS”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is             . The transfer agent’s address is             .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options or warrants, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Following the closing of this offering, based on the number of shares of our capital stock outstanding as of March 31, 2015, we will have a total of             shares of our common stock outstanding. Of these outstanding shares, all of the             shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. In addition, our security holders have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, as described below. As a result of these agreements and subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of March 31, 2015, shares will be available for sale in the public market as follows:

•	Beginning on the date of this prospectus, the shares sold in this offering will be immediately available for sale in the public market; and

•	Beginning 181 days after the date of this prospectus, subject to extension as described in the section entitled “Underwriting” below, additional shares will become eligible for sale in the public market, of which shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Lock-Up/Market Standoff Agreements

All of our directors, officers and the holders of substantially all of our outstanding stock, stock options and warrants are subject to lock-up agreements or market standoff provisions that, subject to exceptions described in the section entitled “Underwriting” below, prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to our common stock and options or warrants to acquire shares of our common stock for a period of at least 180 days following the date of this prospectus without the prior written consent of Needham & Company, LLC and Oppenheimer & Co. Inc.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up and market standoff agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Stock Options

As soon as practicable after the closing of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act covering all of the shares of our common stock subject to outstanding options and the shares of our common stock reserved for issuance under our stock plans. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock-up and market standoff agreements to which they are subject.

Warrants

As of March 31, 2015, after giving effect to the issuance of             shares of common stock that we expect to issue upon the exercise of warrants that would expire if not exercised prior to the completion of this offering and after giving effect to the issuance of a warrant to purchase 1,052,632 shares of Series E Preferred Stock in April 2015, we had outstanding warrants that, following the closing of this offering, will entitle their holders to purchase 13,580,074 shares of common stock at a weighted-average exercise price of $0.2301.

Registration Rights

We have granted demand, piggyback and Form S-3 registration rights to certain of our stockholders to sell our common stock. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. For a further description of these rights, see “Description of Capital Stock—Registration Rights.”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following summary describes the material U.S. federal income tax considerations of the acquisition, ownership and disposition of our common stock by “non-U.S. holders” (as described below under the heading “—Non-U.S. Holder Defined”). This summary does not address all aspects of U.S. federal income tax considerations relating thereto. This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent provided below.

Special rules different from those described below may apply to certain non-U.S. holders that are subject to special treatment under the Code, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships or entities or arrangements treated as partnerships or other pass-through entities for U.S. federal tax purposes (or investors in such entities);

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons subject to the alternative minimum tax or Medicare contribution tax;

•	tax-exempt entities (including private foundations) or tax-qualified retirement plans;

•	controlled foreign corporations or passive foreign investment companies;

•	persons who acquired our common stock as compensation for services;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	U.S. expatriates, certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or an entity or an arrangement classified as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Therefore, this summary does not address tax considerations applicable to partnerships that hold our common stock, and partners in such partnerships should consult their tax advisors.

This summary also does not address tax considerations applicable to entities that are disregarded for U.S. federal income tax purposes (regardless of their place of organization or formation).

The information provided below is based upon provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions as of the date hereof. Such authorities may be subject to differing interpretations, repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership and disposition of our common stock, or that any such contrary position would not be sustained by a court. In either case, the tax considerations of owning or disposing of our common stock could differ from those described below and as a result, we cannot assure you that the tax consequences described in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS, AND TAX TREATIES.

Non-U.S. Holder Defined

For purposes of this summary, a “non-U.S. holder” is any beneficial owner of our common stock, other than a partnership, that is not:

•	an individual who is a citizen or resident of the United States (as determined under U.S. federal income tax rules);

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state therein or the District of Columbia;

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one of more U.S. persons have authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate whose income is subject to U.S. income tax regardless of its source.

If you are a non-U.S. citizen that is an individual, you may, in some cases, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year, are counted.

Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock.

Distributions

We do not expect to declare or make any distributions on our common stock in the foreseeable future. If we do make distributions on our common stock, however, such distributions will generally constitute dividends for U.S. federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or exchange of our common stock as described below under the heading “—Gain on Disposition of our Common Stock.” The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.

Any distribution on our common stock that is treated as a dividend paid to a non-U.S. holder that is not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States will generally be subject to U.S. withholding tax at a 30% rate or such lower rate as may be specified under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing a properly executed IRS Form W-8BEN (or any successor form) or appropriate substitute form to us or our paying agent. In the case of a non-U.S. holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a partnership or other pass-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty with the United States may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder, and if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States, are not subject to U.S. withholding tax. To obtain this exemption, a non-U.S. holder must provide us or our paying agent with a properly executed IRS Form W-8ECI certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to being taxed at graduated income tax rates, dividends received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty) on the corporate non-U.S. holder’s effectively connected earnings and profits, subject to certain adjustments.

For additional withholding rules that may apply to dividends paid to certain foreign entities, see the discussion below under the heading “—Foreign Accounts.”

Gain on Disposition of our Common Stock

Subject to the discussions below under the heading “—Backup Withholding and Information Reporting” and “—Foreign Accounts,” non-U.S. holders will generally not be subject to U.S. federal income tax on gain realized on the sale, exchange or other disposition of our common stock unless:

(a)	the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

(b)	the non-U.S. holder is a nonresident individual and is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition of our common stock, and certain other requirements are met; or

(c)	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA, apply to treat the gain as effectively connected with a U.S. trade or business.

A non-U.S. holder described in (a) above, will generally be required to pay tax on the net gain derived from the sale, exchange or other disposition of our common stock at regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

An individual non-U.S. holder described in (b) above, will be required to pay a flat 30% tax on the gain derived from the sale, exchange or other disposition of our common stock, or such other reduced rate as may be specified by an applicable income tax treaty, which gain may be offset by U.S. source capital losses (even though the non-U.S. holder is not considered a resident of the United States).

With respect to (c) above, in general, the FIRPTA rules may apply to a sale, exchange or other disposition of our common stock if we are, or were within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period, a U.S. real property holding corporation, or a USRPHC. In general, we would be a USRPHC if the fair market value of property interests that we hold equals or exceeds 50% of the sum of the fair market values of our (i) U.S. real property interests, (ii) interests in real property located outside of the United States; and (iii) other assets that we use or hold for use in our trade or business. We do not believe that we are a USRPHC and we do not anticipate becoming a USRPHC; however, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, gain realized by a non-U.S. holder on a disposition of our common stock will not be subject to U.S. federal income tax as long as (1) our common stock is regularly traded on an established securities market, and (2) the non-U.S. holder owned, directly, indirectly and constructively, no more than 5% of our outstanding common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period. There can be no assurance that our common stock will qualify as regularly traded on an established securities market.

For additional withholding rules that may apply to proceeds of a disposition of our common stock paid to certain foreign entities, see the discussion below under the heading “—Foreign Accounts.”

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. Investors are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of the ownership or disposition of our common stock.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to comply with the reporting requirements by failing to provide his taxpayer identification number or other certification of exempt status to the payor, furnishing an incorrect identification number, or failing to report interest or dividends on his returns. The backup withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign, provided they establish such exemption.

Payments to non-U.S. holders of dividends on common stock generally will not be subject to backup withholding, so long as the non-U.S. holder certifies its nonresident status (and we or our paying agent do not have actual knowledge or reason to know the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied) or otherwise establishes an exemption. U.S. backup withholding generally will not apply to a non-U.S. holder who provides a properly executed applicable IRS Form W-8 or otherwise establishes an exemption. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to these dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Under the Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and the broker does not have actual knowledge or reason to know the holder is a U.S. person) or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. Information reporting, but not backup withholding, will apply to a payment of proceeds, even if that payment is made outside of the United States, if a non-U.S. holder sells our common stock through a non-U.S. office of a broker that is:

•	a U.S. person (including a foreign branch or office of such person);

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•	a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence that the beneficial owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Foreign Accounts

A U.S. federal withholding tax of 30% may apply to dividends and the gross proceeds of a disposition of our common stock paid to a foreign financial institution (as specifically defined by the applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities (or, where permitted by an applicable intergovernmental agreement, to the local tax authorities) substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). This U.S. federal withholding tax of 30% will also apply on dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding direct and indirect U.S. owners of the entity. The 30% federal withholding tax described in this paragraph cannot be reduced under an income tax treaty with the United States or by providing an IRS Form W-8BEN or similar documentation. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Holders should consult with their own tax advisors regarding the possible implications of the withholding described herein.

The withholding provisions described above generally apply to payments of gross proceeds from a sale or other disposition of our common stock that occurs after January 1, 2017, and to payments of dividends. THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, GIFT, ESTATE, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We have entered into an underwriting agreement with the underwriters named below. Needham & Company, LLC and Oppenheimer & Co. Inc. are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares of common stock, but is not responsible for the commitment of any other underwriter to purchase shares of common stock. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

Underwriter	Number of Shares
Needham & Company, LLC
Oppenheimer & Co. Inc.
Roth Capital Partners.

Total

The underwriters have agreed to purchase all of the shares of common stock offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares of common stock, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The underwriters are offering the shares of common stock subject to various conditions and may reject all or part of any order. The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares of common stock to other securities dealers at such price less a concession of $         per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $         per share to other dealers. After the shares of common stock are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of                  additional shares of common stock from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares of common stock covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares of common stock proportionate to the underwriter’s initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us:

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Full Exercise of Over-Allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds before expenses, to us	$	$	$

We estimate that our total expenses of the offering, excluding the underwriting discounts and commissions, will be approximately $        . This amount includes up to $         that we have agreed to reimburse the underwriters for expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have applied to list our common stock on the NASDAQ Global Market under the symbol “IOTS”.

We, our officers and directors and substantially all other stockholders have agreed to a 180 day “lock up” with respect to                  shares of common stock and other of our securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, subject to certain exceptions, for a period of 180 days following the date of this prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the representatives.

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

•	Stabilizing transactions—The representative may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

•	Over-allotments and syndicate covering transactions—The underwriters may sell more shares of common stock in connection with this offering than the number of shares of common stock than they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares of common stock in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares of common stock in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market, as compared to the price at which they may purchase shares of common stock through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares of common stock that could adversely affect investors who purchase shares of common stock in this offering.

•

Penalty bids—If the representative purchases shares of common stock in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares of common stock as part of this offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our shares of common stock may have the effect of raising or maintaining the market price of our shares of common stock or preventing or mitigating a decline in the market price of our shares of common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares of common stock if it discourages resales of the shares of common stock.

Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares of common stock. These transactions may occur on the NASDAQ Global Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

Electronic Delivery of Preliminary Prospectus

A prospectus in electronic format may be delivered to potential investors by one or more of the underwriters participating in this offering. The prospectus in electronic format will be identical to the paper version of such preliminary prospectus. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part.

Determination of Offering Price

Prior to the offering, there has not been a public market for our shares of common stock. Consequently, the public offering price for our shares of common stock has been determined by negotiations between us and the representatives of the several underwriters for this offering. Among the factors to be considered in these negotiations were the prevailing market conditions, our financial information, market valuations of other companies that we and the representatives believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the public offering price will correspond to the price at which the shares of common stock will trade in the public market subsequent to the offering or that an active trading market for the shares of common stock will develop and continue after the offering.

Notice to Non-U.S. Investors

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or a Relevant Member State, an offer to the public of any securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

b)	to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

c)	by the representative to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided, that no such offer of securities shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented, warranted and agreed that:

a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or the FSMA, received by it in connection with the issue or sale of any securities in circumstances in which section 21(1) of the FSMA does not apply to us; and

b)	it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

Fenwick & West LLP, Mountain View, California, will pass upon the validity of the issuance of the shares of our common stock offered by this prospectus. Pillsbury Winthrop Shaw Pittman LLP, Palo Alto, California, is acting as counsel to the underwriters in connection with certain legal matters relating to the shares of common stock offered by this prospectus.

EXPERTS

The consolidated financial statements of Adesto Technologies Corporation and its subsidiaries as of December 31, 2013 and 2014 and for each of the two years in the period ended December 31, 2014, included in this prospectus, have been so included in reliance on the report of Burr Pilger Mayer, Inc., an independent registered public accounting firm, given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed for a more complete understanding of that contract or document. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. A copy of the registration statement, including the exhibits filed as a part of the registration statement, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon the payment of fees prescribed by it. You may call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference facilities. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Adesto Technologies Corporation

We have audited the accompanying consolidated balance sheets of Adesto Technologies Corporation and its subsidiaries (the “Company”) as of December 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Adesto Technologies Corporation and its subsidiaries as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

/s/ Burr Pilger Mayer, Inc.

San Jose, California

May 14, 2015

ADESTO TECHNOLOGIES CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31,		March 31, 2015	Pro Forma as of March 31, 2015
	2013	2014
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$11,580	$5,972	$ 4,554	$
Accounts receivable, net	4,888	1,994	2,610
Inventories	10,375	7,453	6,081
Prepaid expenses	380	239	440
Deferred tax asset, current	—	291	291
Other current assets	1,568	1,095	1,246

Total current assets	28,791	17,044	15,222
Property and equipment, net	2,745	1,725	1,390
Deferred tax asset, non-current	—	1,861	1,861
Intangible assets, net	12,031	10,795	10,486
Goodwill	22	22	22

Total assets	$43,589	$31,447	$ 28,981	$

Liabilities, Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Revolving line of credit	$6,000	$4,273	$ 3,665	$
Accounts payable	9,050	7,814	9,041
Income taxes payable	8	134	173
Accrued compensation and benefits	1,207	877	1,056
Accrued expenses and other current liabilities	1,280	1,334	1,370
Deferred tax liability, current	—	726	729
Term loan	2,594	6,476	5,602

Total current liabilities	20,139	21,634	21,636		—
Preferred stock warrant liability	262	122	112
Term loan	6,307	—	—
Deferred tax liability, non-current	13	1,453	1,453
Other liabilities, non-current	62	23	9

Total liabilities	26,783	23,232	23,210		—

Commitments and contingencies (See Note 7)
Convertible preferred stock:
Convertible preferred stock, no par value, 153,568,221 shares authorized as of December 31, 2013 and 2014 and March 31, 2015 (unaudited); 145,856,098 shares issued and outstanding with aggregrated liquidation preference of $128.4 million as of December 31, 2013 and 2014 and March 31, 2015 (unaudited); no shares issued and outstanding as of March 31, 2015 pro forma (unaudited)	78,467	78,467	78,467		—

Stockholders’ equity (deficit):
Common stock, $0.0001 par value, 220,000,000 shares authorized as of December 31, 2013 and 2014 and March 31, 2015 (unaudited); 17,792,319, 18,465,527 and 18,465,527 shares issued and outstanding as of December 31, 2013 and 2014 and March 31, 2015 (unaudited), respectively; 319,254,647 shares issued and outstanding as of March 31, 2015 pro forma (unaudited)	2	2	2		—
Additional paid-in capital	3,630	3,910	3,952		—
Accumulated other comprehensive loss	(66)	(3)	(212)		—
Accumulated deficit	(65,227)	(74,161)	(76,438)		—

Total stockholders’ equity (deficit)	(61,661)	(70,252)	(72,696)		—

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$43,589	$31,447	$28,981	$

See notes to consolidated financial statements.

ADESTO TECHNOLOGIES CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
			(unaudited)
Revenue	$49,684	$41,465	$10,730	$9,690
Cost of revenue	29,738	25,532	5,960	5,830

Gross profit	19,946	15,933	4,770	3,860

Operating expenses:
Research and development	15,033	14,410	4,328	2,964
Sales and marketing	8,094	7,211	1,761	1,977
General and administrative	2,677	2,356	591	848

Total operating expenses	25,804	23,977	6,680	5,789

Loss from operations	(5,858)	(8,044)	(1,910)	(1,929)

Other income (expense):
Interest expense, net	(2,731)	(864)	(219)	(181)
Other income (expense), net	508	114	45	(118)

Total other income (expense), net	(2,223)	(750)	(174)	(299)

Loss before provision for income taxes	(8,081)	(8,794)	(2,084)	(2,228)
Provision for income taxes	72	140	93	49

Net loss attributable to common stockholders	$(8,153)	$(8,934)	$(2,177)	$(2,277)

Net loss per share attributable to common stockholders
Basic and diluted	$(0.46)	$(0.50)	$(0.12)	$(0.12)

Weighted average number of shares used in computing net loss per share attributable to common stockholders
Basic and diluted	17,766,856	17,892,558	17,792,319	18,465,527

Pro forma net loss per share
Basic and diluted (See Note 1)		$(0.03)		$(0.01)

Shares used in computing pro forma net loss per share
Basic and diluted (See Note 1)		318,681,678		319,254,647

See notes to consolidated financial statements.

ADESTO TECHNOLOGIES CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
			(unaudited)
Net loss	$(8,153)	$(8,934)	$(2,177)	$(2,277)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	(58)	63	84	(209)

Comprehensive loss, net of tax	$(8,211)	$(8,871)	$(2,093)	$(2,486)

See notes to consolidated financial statements.

ADESTO TECHNOLOGIES CORPORATION

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share data)

			Stockholders’ Deficit
	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances as of December 31, 2012	120,409,052	$60,366	17,713,317	$2	$3,460	$(8)	$(57,074)	$(53,620)
Issuance of convertible preferred stock, net of exchange of liability due to investors	25,447,046	18,101	—	—	—	—	—	—
Options exercised	—	—	79,002	—	6	—	—	6
Stock-based compensation	—	—	—	—	164	—	—	164
Foreign currency translation adjustments	—	—	—	—	—	(58)	—	(58)
Net loss	—	—	—	—	—	—	(8,153)	(8,153)

Balances as of December 31, 2013	145,856,098	78,467	17,792,319	2	3,630	(66)	(65,227)	(61,661)
Options exercised	—	—	673,208	—	34	—	—	34
Stock-based compensation	—	—	—	—	246	—	—	246
Foreign currency translation adjustments	—	—	—	—	—	63	—	63
Net loss	—	—	—	—	—	—	(8,934)	(8,934)

Balances as of December 31, 2014	145,856,098	$78,467	18,465,527	$2	$3,910	$(3)	$(74,161)	$(70,252)
Stock-based compensation (unaudited)	—	—	—	—	42	—	—	42
Foreign currency translation adjustments (unaudited)	—	—	—	—	—	(209)	—	(209)
Net loss (unaudited)	—	—	—	—	—	—	(2,277)	(2,277)

Balances as of March 31, 2015 (unaudited)	145,856,098	$78,467	18,465,527	$2	$3,952	$(212)	$(76,438)	$(72,696)

See notes to consolidated financial statements.

ADESTO TECHNOLOGIES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31, 2014		Three Months Ended March 31,
	2013	2014	2014	2015
			(unaudited)
Cash flows from operating activities:
Net loss	$(8,153)	$(8,934)	$(2,177)	$(2,277)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	164	246	39	42
Depreciation and amortization	1,071	1,780	421	431
Amortization of intangible assets	3,320	1,236	309	309
Amortization of deferred financing costs	1,071	115	5	26
Deferred income taxes	13	14	—	3
Changes in fair value of preferred stock warrant liability	(1,200)	(206)	(15)	(10)
Changes in assets and liabilities:
Accounts receivable	3,161	2,894	2,140	(611)
Inventory	(5,199)	2,922	(487)	1,373
Prepaid and other current assets	(170)	760	460	(457)
Accounts payable	6,512	(1,236)	(929)	1,228
Accrued compensation and benefits	715	(330)	91	75
Accrued expenses and other liabilities	(1,994)	159	81	163

Net cash provided by (used) in operating activities	(689)	(580)	(62)	295

Cash flows from investing activities
Acquisition of property and equipment	(2,239)	(760)	(188)	(31)
Change in restricted cash	4,000	—	—	—

Net cash provided by (used in) investing activities	1,761	(760)	(188)	(31)

Cash flows from financing activities
Proceeds from issuance of common stock	6	34	—	—
Proceeds from issuance of convertible preferred stock	12,365	—	—	—
Proceeds from convertible notes payable	5,000	—	—	—
Proceeds from term loan	8,910	—	—	—
Proceeds from revolving line of credit	5,980	2,660	1,257	—
Payments on revolving line of credit	—	(4,462)	(2,169)	(608)
Payments on term loan	(21,730)	(2,461)	—	(900)

Net cash provided by (used in) financing activities	10,531	(4,229)	(912)	(1,508)

Effect of exchange rates on cash and cash equivalents	(23)	(39)	84	(174)

Net increase (decrease) in cash and cash equivalents	11,580	(5,608)	(1,078)	(1,418)
Cash and cash equivalents-beginning of year	—	11,580	11,580	5,972

Cash and cash equivalents-end of year	$11,580	$5,972	$10,502	$4,554

Supplemental disclosures of other cash flow information:
Cash paid for interest expense	$1,983	$760	$215	$164
Noncash investing and financing activities:
Conversion of convertible notes payable to Series D-1 convertible preferred stock, including interest	$5,236	—	$—	$—
Release of liability in conjunction with exercise of preferred stock warrant	$500	—	$—	$—
Acquisition of property and equipment under capital leases	$113	—	$—	$—
Issuance of preferred stock warrants in connection with term loan	$619	$66	$—	$—

See notes to consolidated financial statements.

ADESTO TECHNOLOGIES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization and Summary of Significant Accounting Policies

Organization and Nature of Operations.

Adesto Technologies Corporation (together with its subsidiaries; “we”, “our” or “us”) was incorporated in the state of California in January 2006. In connection with our planned initial public offering, we plan to reincorporate in the state of Delaware. We are a leading provider of application-specific, feature-rich, ultra-low power non-volatile memory (“NVM”) products. Our corporate headquarters are located in Sunnyvale, California.

On September 28, 2012, we purchased certain flash memory product assets from Atmel Corporation and our financial results include the operating results of those assets from the date of acquisition.

Basis of Presentation.

The consolidated financial statements include the results of our operations, and the operations of our wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

Use of Estimates.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates, judgments and assumptions that affect the reported amount of assets, liabilities, revenue and expenses and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate those estimates, including those related to allowances for doubtful accounts, reserves for sales, warranty accrual, inventory write-downs, valuation of long-lived assets, including property and equipment and identifiable intangible assets and goodwill, loss on purchase commitments, valuation of deferred taxes and contingencies. In addition, we use assumptions when employing the Black-Scholes option-pricing model to calculate the fair value of stock options granted and to estimate the carrying value of our convertible preferred stock warrant liability. We base our estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, when these carrying values are not readily available from other sources. Actual results could differ from these estimates.

Revenue Recognition and Accounts Receivable Allowances.

We recognize revenue from product sales when persuasive evidence of an arrangement exists, the selling price is fixed or determinable, transfer of title occurs, and the collectibility of the resulting receivable is reasonably assured. Due to the historical immaterial level of product returns under warranty, we do not record a reserve for estimated returns under warranty.

Generally, we meet these conditions upon shipment because, in most cases, title and risk of loss passes to the customer at that time. In addition, we estimate and record provisions for future returns and other charges against revenue at the time of shipment, consistent with the terms of sale. We sell products to distributors at the price listed in our distributor price book. At the time of sale, we record a sales reserve for ship from stock and debits (“SSDs”), stock rotation rights and any special programs approved by management. We offset the sales reserve against revenues, producing the revenue amount reported in the consolidated statements of operations.

The market price for our products can be significantly different from the book price at which we sold the product to the distributor. When the market price, as compared to our original book price, of a particular distributor’s sales opportunity to their customers would result in low or negative margins for the distributor, we negotiate SSDs with the distributor. Management analyzes our SSD history to develop current SSD rates that form the basis of the SSD revenue reserve recorded each period. We obtain the historical SSD rates from the distributor’s records and our internal records.

We typically grant payment terms of between 30 and 60 days to our customers. Our customers generally pay within those terms. Distributors are invoiced for shipments at listed book price. When the distributors pay the invoice, they may claim debits for SSDs previously authorized by us when appropriate. Once claimed, we process the requests against prior authorizations and adjust reserves previously established for that customer.

The revenue we record for sales to our distributors is net of estimated provisions for these programs. When determining this net revenue, we must make significant judgments and estimates. We base our estimates on historical experience rates, the levels of inventory held by our distributors, current trends and other related factors. However, because of the inherent nature of estimates, there is a risk that there could be significant differences between actual amounts and our estimates. Our consolidated financial condition and operating results depend on our ability to make reliable estimates and we believe that such estimates are reasonable.

In addition, we monitor collectibility of accounts receivable primarily through review of our accounts receivable aging. When facts and circumstances indicate the collection of specific amounts or from specific customers is at risk, we assess the impact on amounts recorded for bad debts and, if necessary, record a charge in the period such determination is made. As of December 31, 2013 and 2014, there was no allowance for doubtful accounts.

Shipping Costs.

We charge shipping costs to cost of revenue as incurred.

Product Warranty.

Our products are sold with a limited warranty for a period of one year, warranting that the product conforms to specifications and is free from material defects in design, materials and workmanship. To date, we have had insignificant returns of any defective production parts. As such, there is no accrual for warranty included in the consolidated financial statements for the periods presented.

Income Taxes.

We account for income taxes using an asset and liability approach, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements, but have not been reflected in our taxable income. Valuation allowances are established to reduce deferred tax assets as necessary when in management’s estimate, based on available objective evidence, it is more likely than not that we will not generate sufficient taxable income in future periods to realize the benefit of our deferred tax assets. We include interest and penalties related to unrecognized tax benefits in income tax expense. We recognize in our consolidated financial statements the impact of a tax position that based on its technical merits is more likely than not to be sustained upon examination.

Foreign Currency Translation.

The functional currency of our foreign subsidiaries is the local currency. In consolidation, we translate assets and liabilities at exchange rates in effect at the consolidated balance sheet date. We translate revenue and expense accounts at the average exchange rates during the period in which the transaction takes place. Net gains or losses from foreign currency translation of assets and liabilities were a loss of $0.1 million, a gain of $0.1 million, a gain of $0.1 million and a loss of $0.2 million for the years ended December 31, 2013 and 2014 and the three months ended March 31, 2014 and 2015, respectively, and are included in the cumulative translation adjustment component of accumulated other comprehensive income, net of tax, a component of stockholders’ equity (deficit). Net gains and losses arising from transactions denominated in currencies other than the functional currency were a $0.1 million gain, a $0.1 million loss, a $29,000 gain and a $0.1 million loss for the years ended December 31, 2013 and 2014 and the three months ended March 31, 2014 and 2015, respectively, and are included in other income (expense), net.

Unaudited Pro Forma Stockholders’ Equity (Deficit).

All of our outstanding shares of convertible preferred stock (“preferred stock”) will automatically convert into shares of common stock upon the completion of an initial public offering with gross proceeds to us of not less than $30 million. We expect this offering to generate proceeds to us of at least $30 million and have assumed that all 145,856,098 shares of preferred stock would convert into 300,789,120 shares of common stock based on the shares of preferred stock outstanding as of March 31, 2015. In addition, the preferred stock warrants would convert into common stock warrants and the preferred stock warrant liability would be reclassified to additional paid-in capital in stockholders’ equity (deficit). The unaudited pro forma stockholders’ equity (deficit) as of March 31, 2015 gives effect to the automatic conversion of all outstanding shares of our preferred stock into shares of common stock and the reclassification of the preferred stock warrant liability to additional paid-in capital in stockholders’ equity (deficit).

Unaudited Interim Financial Information.

The accompanying interim consolidated balance sheet as of March 31, 2015, the interim consolidated statements of operations, comprehensive loss and cash flows for the three month periods ended March 31, 2014 and 2015, the consolidated statement of convertible preferred stock and stockholders’ deficit for the three month period ended March 31, 2015, and the related footnote disclosures are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with US GAAP applicable to interim financial statements. The interim financial statements are presented in accordance with the rules and regulations of the Securities and Exchange Commission and do not include all disclosures normally required in annual consolidated financial statements prepared in accordance with US GAAP. In management’s opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the annual financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of our financial position as of March 31, 2015 and our consolidated results of operations and cash flows for the three months ended March 31, 2014 and 2015. The results for the three months ended March 31, 2015 are not necessarily indicative of the results expected for the year ending December 31, 2015.

Cash and Cash Equivalents.

We consider all highly liquid investments with an initial maturity of 90 days or less at the date of purchase to be cash equivalents. We maintain such funds in overnight cash deposits.

Deferred Initial Public Offering Costs.

Deferred initial public offering costs, consisting of direct and incremental legal, accounting and other fees and costs attributable to our registration statement, are capitalized. The deferred offering costs will be offset against the proceeds received upon the closing of the offering. In the event the offering does not occur in a timely manner, all of the deferred offering costs will be expensed within operations. The balance of other assets in the accompanying consolidated balance sheets as of March 31, 2015 included $0.3 million of such costs. There were no deferred offering costs capitalized as of December 31, 2013 and 2014.

Property and Equipment.

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the term of the related lease, whichever is shorter. Estimates of useful lives are as follows:

Estimated useful lives
Machinery and equipment	2-5 years
Furniture and fixtures	3 years
Leasehold improvements	Shorter of lease term or 5 years
Computer software	3 years

Inventories.

We record inventories at the lower of standard cost (which generally approximates actual cost on a first-in, first-out basis) or market value. The carrying value of inventory is adjusted for excess and obsolete inventory based on inventory age, shipment history and the forecast of demand over a specific future period. At the point of loss recognition, a new lower cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that new cost basis. The semiconductor markets that we serve are volatile and actual results may vary from forecast or other assumptions, potentially affecting our assessment of excess and obsolete inventory which could have a material effect on our results of operations.

Long-Lived Assets.

We evaluate our long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. We recognize an impairment loss when the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to the asset. If impairment is indicated, we write the asset down to its estimated fair value. For all periods presented, we have not recognized any impairment losses on our long-lived assets.

Purchased Intangible Assets.

Purchased intangible assets are amortized over their useful lives unless these lives are determined to be indefinite. Purchased intangible assets with definite lives are carried at cost less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets as follows:

Years
Developed technology	10
Customer relationships	12
Customer backlog	1
Non-compete agreement	5

Goodwill.

Goodwill represents the excess of the cost of an acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed.

We evaluate our goodwill, at a minimum, on an annual basis and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We perform our annual goodwill impairment test as of December 31 of each year.

When evaluating goodwill for impairment, we may initially perform a qualitative assessment which includes a review and analysis of certain quantitative factors to estimate if a reporting units’ fair value significantly exceeds its carrying value. When the estimate of a reporting unit’s fair value appears more likely than not to be less than its carrying value based on this qualitative assessment, we continue to the first step of a two step impairment test. The first step requires a comparison of the fair value of the reporting unit to its net book value, including goodwill. The fair value of the reporting units is determined based on a weighting of income and market approaches. Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. Under the market approach, we estimate the fair value based on market multiples of revenue or earnings for comparable companies. Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, and future economic and market conditions and determination of appropriate market comparables. We base these fair value estimates on reasonable assumptions but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates. A potential impairment exists if the fair value of the reporting unit is lower than its net book value. The second step of the process is only performed if a potential impairment exists, and it involves determining the difference between the fair values of the reporting unit’s net assets, other than goodwill, and the fair value of the reporting unit, and, if the difference is less than the net book value of goodwill, an impairment charge is recorded. In the event that we determine that the value of goodwill has become impaired, we record a charge for the amount of impairment during the fiscal quarter in which the determination is made. We operate in one reporting unit. We conducted our annual goodwill impairment analysis in the fourth quarter of 2014 and no goodwill impairment was indicated.

Research and Development Expenses.

Research and development expenditures are expensed as incurred.

Stock-based Compensation.

We account for stock-based compensation using the fair value method. We determine fair value for stock options awarded to employees at the grant date using the Black-Scholes option pricing model, which requires us to make various assumptions, including the fair value of the underlying common stock, expected future share price volatility and expected term. We determine the fair value of stock options awarded to non-employees at each vesting date using the Black-Scholes option pricing model, and re-measure fair value at each reporting period until the services required under the arrangement are completed. Fair value is recognized as an expense on a straight-line basis over the requisite service period, which is generally the vesting period. We are required to estimate the expected forfeiture rate and only recognize expense for those stock-based awards expected to vest. We estimate the forfeiture rate based on historical experience of our stock-based awards that are granted, exercised and cancelled. If the actual forfeiture rate is materially different from our estimate, stock-based compensation expense in future periods could be significantly different from what was recorded in the current period.

Preferred Stock Warrant Liability.

We account for outstanding warrants to purchase preferred stock that are contingently redeemable as liabilities on the consolidated balance sheets at their estimated fair value because the warrants are contingently redeemable and, therefore, may obligate us to transfer assets at some point in the future. The preferred stock warrants are recorded at fair value upon issuance and are subject to re-measurement to fair value at each reporting date, with any change in fair value recognized in the consolidated statements of operations as a component of other income (expense), net. We determine fair value of the preferred stock warrants using the Black-Scholes option pricing model, which requires us to make various assumptions, including expected future share price volatility and expected term. The preferred stock warrant liability will be re-measured to its fair value at each reporting date until the earlier of the (i) exercise of the warrants, (ii) expiration of the warrants, or (iii) other triggering events as applicable to the terms of the warrant agreements, including the completion of an initial public offering, at which time the preferred stock issuable upon exercise of the warrants will become common stock and the related liability will be reclassified to additional paid-in capital in stockholders’ equity (deficit).

Concentration of Risk.

Our products are primarily manufactured, assembled and tested by third-party foundries and other contractors in Asia and we are heavily dependent on a single foundry in Taiwan for the manufacture of wafers and a single contractor in the Philippines for assembly and testing of our products. We do not have long-term agreements with either of these suppliers. A significant disruption in the operations of either of these parties would adversely impact the production of our products for a substantial period of time, which could have a material adverse effect on our business, financial condition, operating results and cash flows.

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivables. We place substantially all of our cash and cash equivalents on deposit with a reputable, high credit quality financial institution in the United States of America. We believe that the bank that holds substantially all of our cash and cash equivalents is financially sound and, accordingly, subject to minimal credit risk. Deposits held with the bank may exceed the amount of insurance provided on such deposits.

We generally do not require collateral or other security in support of accounts receivable. We periodically review the need for an allowance for doubtful accounts by considering factors such as historical experience, credit quality, the age of the accounts receivable balances and current economic conditions that may affect a customer’s ability to pay. As a result of our favorable collection experience and customer concentration, there was no allowance for doubtful accounts as of December 31, 2013 and 2014 and March 31, 2015.

Customer concentrations as a percentage of total revenue were as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
			(unaudited)
Customer A	25%	20%	21%	17%
Customer B	*	20%	*	*
Customer C	12%	14%	18%	*

*	less than 10%

Customer concentrations as a percentage of gross accounts receivable were as follows:

	December 31,		March 31, 2015
	2013	2014
			(unaudited)
Customer A	26%	20%	21%
Customer B	13%	15%	19%
Customer C	13%	10%	*
Customer D	*	*	11%

*	less than 10%

Net Income (Loss) per Share.

Basic net income (loss) per share attributable to common stockholders is calculated by dividing the net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period, without consideration for potentially dilutive securities. Net income (loss) attributable to common stockholders is determined by allocating undistributed earnings between holders of common and preferred stock, based on the contractual dividend rights of the holders of preferred stock including those dividends payable on preferred stock prior and in preference to the holders of common stock. Diluted net income (loss) per share attributable to common stockholders is computed by dividing the net income (loss) attributable to common stockholders for purposes of calculating diluted net income (loss) per share by the weighted average number of common shares and potentially dilutive common stock equivalents outstanding for the period determined using the treasury-stock and if-converted methods. For purposes of the diluted net income (loss) per share calculation, convertible preferred stock, common stock options, and warrants are considered to be potentially dilutive securities.

Loss Contingencies.

We are or have been subject to claims arising in the ordinary course of business. We evaluate contingent liabilities, including threatened or pending litigation, for potential losses. If the potential loss from any claim or legal proceedings is considered probable and the amount can be estimated, we accrue a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based upon the best information available. For potential losses for which there is a reasonable possibility (meaning the likelihood is more than remote but less than probable) that a loss exists, we will disclose an estimate of the potential loss or range of such potential loss or include a statement that an estimate of the potential loss cannot be made. As additional information becomes available, we reassess the potential liability related to pending claims and litigation and may revise our estimates, which could materially impact our consolidated financial statements.

Unaudited Pro Forma Net Loss per Share of Common Stock.

In contemplation of our initial public offering, we have presented the unaudited pro forma basic and diluted net loss per share of common stock, which has been computed to give effect to the automatic conversion of all series of our preferred stock into shares of common stock. Also, the numerator in the pro forma basic and diluted net loss per common share calculation has been adjusted to remove the loss resulting from the remeasurement of the fair value of the preferred stock warrant liability to fair value as if the conversion had occurred as of the beginning of the period.

Recent Accounting Pronouncements.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09 regarding ASC Topic 606—Revenue from Contracts with Customers. The standard provides principles for recognizing revenue for the transfer of promised goods or services to customers with the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for us in the first quarter of fiscal 2018 using either of two methods: (i) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within the guidance; or (ii) retrospective with the cumulative effect of initially applying the guidance recognized at the date of initial application and providing certain additional disclosures as defined per the guidance. Early adoption is not permitted. We are currently evaluating the accounting, transition and disclosure requirements of the standard and cannot currently estimate the financial statement impact of adoption.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. ASU 2014-15 requires management to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. In doing so, companies will have reduced diversity in the timing and content of footnote disclosures than under today’s guidance. ASU 2014-15 is effective for us in the first quarter of 2016 with early adoption permitted. We do not believe the impact of adopting ASU 2014-15 will be material to our consolidated financial statements and disclosure.

Note 2. Balance Sheet Components.

Accounts Receivable, Net.

Accounts receivable, net consisted of the following (in thousands):

	December 31,		March 31,
	2013	2014	2015
			(unaudited)
Accounts receivable	$11,874	$6,079	$6,382
Allowance for SSDs	(6,986)	(4,085)	(3,772)

Total accounts receivable, net	$4,888	$1,994	$2,610

Inventories.

Inventories consisted of the following (in thousands):

	December 31,		March 31,
	2013	2014	2015
			(unaudited)
Raw materials	$2,939	$728	$820
Work-in-process	5,673	4,707	3,875
Finished goods	1,763	2,018	1,386

Total inventories	$10,375	$7,453	$6,081

For the years ended December 31, 2013 and 2014 and three months ended March 31, 2014 we recorded inventory write-downs of $2.3 million, $0.8 million, and $1.8 million, respectively. The inventory write-downs were predominantly for excess and obsolescence and lower of cost or market reserves on certain of our products. For the three months ended March 31, 2015, we realized a benefit of $0.6 million from sales of inventory previously written off.

Other Current Assets.

Other current assets consisted of the following (in thousands):

	December 31,		March 31,
	2013	2014	2015
			(unaudited)
Foreign research credit receivable	$1,412	$947	$846
Deferred initial public offering costs	—	—	283
Other current assets	156	148	117

Total other current assets	$1,568	$1,095	$1,246

Property and Equipment, Net.

Property and equipment, net consisted of the following (in thousands):

	December 31,		March 31,
	2013	2014	2015
			(unaudited)
Machinery and equipment	$5,381	$6,114	$6,150
Furniture and fixtures	73	77	77
Leasehold improvements	123	146	141
Computer software	668	668	668

Property and equipment, at cost	6,245	7,005	7,036
Accumulated depreciation and amortization	(3,500)	(5,280)	(5,646)

Property and equipment, net	$2,745	$1,725	$1,390

Depreciation and amortization expense of property and equipment for the years ended December 31, 2013 and 2014 and three months ended March 31, 2014 and 2015 was $1.1 million, $1.8 million, $0.4 million and $0.4 million, respectively.

Accrued Expenses and Other Current Liabilities.

Accrued expenses and other current liabilities consisted of the following (in thousands):

	December 31,		March 31,
	2013	2014	2015
			(unaudited)
Accrual for losses on wafer purchase commitments	$561	$583	$353
Accrued sales commissions payable	234	315	345
Other accrued liabilities	485	436	672

Total accrued expenses and other current liabilities	$1,280	$1,334	$1,370

Note 3. Fair Value Measurements.

Fair value is defined as the exchange price that would be received from selling an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We measure financial assets and liabilities at fair value at each reporting period using a fair value hierarchy which requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1. Quoted prices in active markets for identical assets or liabilities.

Level 2. Quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices which are observable for the assets or liabilities, either directly or indirectly through market corroboration, for substantially the full term of the financial instruments.

Level 3. Unobservable inputs which are supported by little or no market activity and which are significant to the fair value of the assets or liabilities.

Financial liabilities measured at fair value on a recurring basis were as follows:

	Fair Value Measurement as of Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(in thousands)
As of December 31, 2013
Liabilities:
Preferred stock warrant liability	$—	$—	$262	$262

As of December 31, 2014
Liabilities:
Preferred stock warrant liability	$—	$—	$122	$122

As of March 31, 2015 (unaudited)
Liabilities:
Preferred stock warrant liability	$—	$—	$112	$112

We used the Black-Scholes option pricing model to determine the fair value of the warrants to purchase preferred stock, including the consideration of underlying common stock price, a risk-free interest rate, expected term and expected volatility. Certain inputs used in the model are unobservable. The fair values could change significantly based on future market conditions. The following table presents quantitative information about the inputs used for our fair value measurements classified in Level 3 of the fair value hierarchy as of December 31, 2014 and March 31, 2015:

	Year Ended December 31,		March 31,
	2013	2014	2015
Volatility	65%	40%	40%
Expected dividend yield	—	—	—
Risk-free rate	1.25%	1.74%	1.34%
Expected term (in years)	6	6	6

The following table sets forth a reconciliation the changes in fair value of preferred stock warrants (in thousands):

Balance as of December 31, 2012	$843
Issuance of preferred stock warrants	619
Change in fair value of preferred stock warrants	(1,200)

Balance as of December 31, 2013	262
Issuance of preferred stock warrants	66
Change in fair value of preferred stock warrants	(206)

Balance as of December 31, 2014	122
Issuance of preferred stock warrants (unaudited)	—
Change in fair value of preferred stock warrants (unaudited)	(10)

Balance as of March 31, 2015 (unaudited)	$112

As of December 31, 2013 and 2014 and March 31, 2015, we did not have any assets that are measured at fair value on a recurring basis.

Note 4. Purchased Intangible Assets.

In 2012, in connection with our purchase of the serial flash memory product line assets from Atmel Corporation, we recorded $16.4 million of intangible assets (see Note 13).

Intangible assets were as follows (in thousands):

		December 31, 2013
	Estimated Useful Life (in Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed technology	10	$4,282	$535	$3,747
Customer relationships	12	9,011	938	8,073
Customer backlog	1	2,779	2,779	—
Non-compete agreement	5	282	71	211

Total intangible assets subject to amortization		$16,354	$4,323	$12,031

	December 31, 2014
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed technology	$4,282	$964	$3,318
Customer relationships	9,011	1,689	7,322
Customer backlog	2,779	2,779	—
Non-compete agreement	282	127	155

Total intangible assets subject to amortization	$16,354	$5,559	$10,795

	March 31, 2015
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(unaudited)
Developed technology	$4,282	$1,071	$3,211
Customer relationships	9,011	1,877	7,134
Customer backlog	2,779	2,779	—
Non-compete agreement	282	141	141

Total intangible assets subject to amortization	$16,354	$5,868	$10,486

We recorded amortization expense related to the acquisition-related intangible assets as follows (in thousands):

	Year ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
			(unaudited)
Operating expense category:
Research and development	$429	$429	$121	$121
Sales and marketing	2,891	807	188	188

Total	$3,320	$1,236	$309	$309

The annual expected amortization expense of acquisition-related intangible assets subject to amortization as of December 31, 2014 is as follows (in thousands):

Year Ended December 31,
2015	$1,236
2016	1,236
2017	1,221
2018	1,179
2019	1,179
Thereafter	4,744

Total	$10,795

Note 5. Borrowings.

Bridge Bank Loan.

In October 2013, we entered into the Business Financing Agreement (the “BFA”) with Bridge Bank N.A. The agreement consists of both a revolving credit facility under which we may borrow up to 80% of eligible accounts receivable but not to exceed $7.5 million and a term loan in the amount of $9.0 million. Interest on the revolving credit facility accrues at the bank’s prime rate, which under the BFA shall not be less than 3.25%, plus 1.25% while interest on the term loan accrues at the bank’s prime rate plus 3%. Under the term loan, we are required to make interest only payments through April 2014 and principal payments of $300,000 monthly thereafter plus interest. Borrowings under the BFA are secured by all of our assets and are subject to certain financial covenants, including maintaining minimum levels of EBITDA on a quarterly basis and a certain minimum asset coverage ratio based on the ratio of unrestricted cash plus certain accounts receivable to total outstanding under the agreement.

In 2014, we were not in compliance with certain financial covenants. As a result, in October 2014, we entered into the First Business Financing Modification Agreement (the “BFA Modification”) under which the covenant defaults were waived. The BFA Modification (i) increases the interest rate charged on the term loan from the bank’s prime rate plus 3% to the bank’s prime rate plus 4% declining to the bank’s prime rate plus 3% upon the raising of additional equity of not less than $2.5 million, (ii) requires us to continue to maintain certain minimum levels of EBITDA and asset coverage ratios, (iii) requires us to maintain unrestricted cash of not less than $4.25 million until that point at which we either receive additional equity of not less than $5.0 million or maintain a debt service coverage ratio of not less than 1.00 to 1.00 (based on the ratio of EBITDA to current portion of total amounts outstanding under the BFA Modification plus period-to-date interest expense payments) for two consecutive quarters.

In addition, under the BFA the bank was paid a facility fee of $82,500 at closing. Under the BFA Modification, the bank was paid an additional facility fee of $50,000 and received a warrant to purchase 49,123 shares of our Series E convertible preferred stock. The facility fees and the value of the warrant, $0.1 million, were recorded as debt discount and are being amortized over the life of the agreement. Amortization of debt discount was immaterial during 2013 and $0.1 million in 2014. As of December 31, 2014, the remaining unamortized debt discount was $0.1 million.

As of December 31, 2014 and March 31, 2015, we were not in compliance with the financial covenants of the agreements and all amounts due under the agreement are shown as current on the consolidated balance sheets. Borrowings under this facility were repaid in full in April 2015 (see Note 15).

Opus Bank Term Loan.

In September 2012, we entered into a Credit Agreement with Opus Bank for a $22.5 million term loan maturing September 2015. The loan was secured by all of our assets. We used $22.2 million in net proceeds from the loan to purchase the serial flash memory business assets from Atmel Corporation in 2012 (see Note 13), which we repaid in full in October 2013. Interest on the loan was payable monthly at a rate equal to the greater of (i) the Wall Street Journal Prime Rate plus a 4.50% margin, or (ii) 7.75% and monthly principal payments of $625,000 beginning November 1, 2012 and continuing on a monthly basis until the loan was paid in full. The Credit Agreement included a commitment fee of $225,000 that was due upon closing, and we also issued Opus Bank a warrant to purchase 1,184,210 shares of Series D preferred stock at a price per share of $0.95 (see Note 8). The Credit Agreement was amended in November 2012, and in connection therewith, on each of March 31, 2013 and June 30, 2013, we issued to Opus Bank a warrant to purchase 592,105 shares of Series D preferred stock at a price per share of $0.95 (see Note 8).

Note Purchase Agreement.

In January and February of 2013 we issued a total of $5.0 million of subordinated convertible promissory notes. We used the proceeds for repayment of certain indebtedness, working capital and general corporate purposes. Interest accrued on the notes at the lower of 8% or the highest lawful rate. In August 2013, the notes converted into 7,348,235 shares of Series D-1 convertible preferred stock reflecting conversion of the $5.0 million principal amount and $0.2 million of accrued interest.

Outstanding borrowings consisted of the following (in thousands):

	December 31,		March 31,
	2013	2014	2015
			(unaudited)
Revolving line of credit	$6,000	$4,273	$3,665
Term loan, current	2,594	6,476	5,602
Term loan, non-current	6,307	—	—

Total	$14,901	$10,749	$9,267

Future repayments on outstanding borrowings (excluding unamortized discount of $0.1 million as of December 31, 2014) are as follows (in thousands):

Year ending December 31,
2015	$7,873
2016	3,000

$10,873

Interest expense incurred under our borrowings was $2.7 million, $0.8 million, $0.2 million and $0.2 million for the years ended December 31, 2013 and 2014, and the three months ended March 31, 2014 and 2015, respectively.

Note 6. Segment Information.

We operate in one business segment, application-specific, feature-rich, ultra-low power NVM products. Our chief decision-maker, the President and Chief Executive Officer, evaluates our performance based on company-wide consolidated results. Revenue is evaluated based on product category and by geographic region.

Product revenue from customers is designated based on the geographic region to which the product is delivered. Revenue by geographic region was as follows (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
			(unaudited)

United States	$7,679	$7,318	$1,996	$2,174

Rest of Americas	900	751	190	158

Europe	8,370	7,261	2,662	1,470

Asia Pacific	32,467	25,885	5,800	5,789

Rest of world	268	250	82	99

Total	$49,684	$41,465	$10,730	$9,690

Long-lived assets are attributed to the geographic region were they are located. Long-lived assets by geographic region were as follows (in thousands):

	December 31,		March 31,
	2013	2014	2015
			(unaudited)
United States	$1,216	$620	$527
Asia Pacific	1,414	1,105	863
Rest of world	115	—	—

Total	$2,745	$1,725	$1,390

Note 7. Commitments and Contingencies.

Operating Leases.

We lease facilities under non-cancellable lease agreements which expire in August 2015. Rent expense under operating leases was $0.7 million for each of the years ended December 31, 2013 and 2014, and $0.2 million and $0.2 million for the three months ended March 31, 2014 and 2015, respectively. Future minimum lease payments under operating leases for 2015 are $0.2 million.

Capital Leases.

We have entered into various lease agreements for equipment and software under capital leases with terms of between 24 to 48 months. The equipment and software under the leases are collateral for the lease obligations and are included within property, plant and equipment, net, on the consolidated balance sheets. Future minimum commitments for capital leases as of December 31, 2014 are as follows (in thousands):

Payments due in 2015	$75

Total minimum lease payments	75
Less: Amounts representing interest	(13)

Present value of capital lease obligations and current portion of capital lease obligations	$62

Obligations under capital leases are included in accrued expenses and other current liabilities in the consolidated balance sheets.

Equipment acquired under capital leases is included in property and equipment, net and consisted of the following (in thousands):

	December 31,		March 31, 2015
	2013	2014
			(unaudited)
Computer software	$108	$108	$108
Office equipment	49	49	49
Machinery and equipment	44	44	44

Property and equipment, at cost	201	201	201
Accumulated depreciation and amortization	(81)	(114)	(150)

Total	$120	$87	$51

Purchase Commitments.

As of December 31, 2014 we had purchase commitments with our third-party foundries and other suppliers of $4.3 million due within one year, of which $0.6 million has been accrued as a loss on wafer purchase commitments.

Litigation.

Although we are not currently subject to any litigation, and no litigation is currently threatened against us, we may be subject to legal proceedings, claims and litigation, including intellectual property litigation, arising in the ordinary course of business. Such matters are subject to many uncertainties and outcomes and are not predictable with assurance. We accrue amounts that we believe are adequate to address any liabilities related to legal proceedings and other loss contingencies that we believe will result in a probable loss that is reasonably estimable.

Indemnification.

During the normal course of business, we may make certain indemnities, commitments and guarantees which may include intellectual property indemnities to certain of our customers in connection with the sales of our products and indemnities for liabilities associated with the infringement of other parties’ technology based upon our products. Our exposure under these indemnification provisions is generally limited to the total amount paid by a customer under the agreement. However, certain agreements include indemnification provisions that could potentially expose us to losses in excess of the amount received under the agreement. In addition, we indemnify our officers, directors and certain key employees while they are serving in good faith in such capacities.

We have not recorded any liability for these indemnities, commitments and guarantees in the accompanying consolidated balance sheets. Where necessary, we accrue for losses for any known contingent liabilities, including those that may arise from indemnification provisions, when future payment is probable.

Note 8. Convertible Preferred Stock and Convertible Preferred Stock Warrants

Convertible Preferred Stock.

We have authorized and issued Series A preferred stock (“Series A”), Series B preferred stock (“Series B”), Series C preferred stock (“Series C”), Series D preferred stock (“Series D”), Series D-1 preferred stock (“Series D-1”), and Series E preferred stock (“Series E”). Preferred stock consisted of the following:

	Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Value	Carrying Value
	(in thousands, except shares)
Series A	35,892,856	35,714,285	$12,000	$11,836
Series B	43,262,987	43,019,481	15,900	15,815
Series C	27,652,734	27,652,734	19,357	19,257
Series D	17,105,257	14,736,837	14,000	13,958
Series D-1	7,354,387	7,348,235	5,236	5,236
Series E	22,300,000	17,384,526	61,932	12,365

Total	153,568,221	145,856,098	$128,425	$78,467

The rights, preferences and privileges of our preferred stock are as follows:

Dividends. Holders of preferred stock are entitled to receive, pari passu but in preference to the common stockholders, when and as declared by our Board of Directors, but only out of funds that are legally available therefore, non-cumulative cash dividends at the annual rate of eight percent of the original issue price as follows:

Class of Shares	Dividend Per Share
Series A	$0.02688
Series B	$0.02957
Series C	$0.05600
Series D	$0.07600
Series D-1	$0.05700
Series E	$0.05700

No dividends have been declared to date.

Liquidation. The holders of preferred stock and certain of our employees who are eligible to participate in a Management Carve-out Plan have preferences over the holders of common stock in the event of any voluntary or involuntary liquidation, dissolution or winding up of the company, including a merger, consolidation or sale of assets (each a “liquidation event”). These holders have the right to redeem their shares only upon a liquidation event. The amount to be paid per share for the preferred stock is $0.3360 for Series A, $0.3696 for Series B, $0.70 for Series C, $0.95 for Series D, $0.7125 for Series D-1 and an aggregate of $3.5625 for Series E (each as adjusted for certain recapitalization events) plus any declared and unpaid dividends. Holders of Series E are entitled to receive $2.1375 prior and in preference to other holders of preferred stock and the employees eligible to participate in the Management Carve-out Plan to be adopted by our Board of Directors upon a liquidation event. We have set aside an aggregate amount of up to 10% of the proceeds from the liquidation event for payments to such employees (the “Management Carve-out Payments”). The Management Carve-out Payments are made before any payments to the holders of Series D-1, Series D, Series C, Series B, Series A or common stock. After the Management Carve-out Payments holders of Series E are entitled to receive a second payment of $1.425 prior to the other holders of preferred stock and then the Series D-1 and Series D are entitled to receive their liquidation preference pari passu, followed by the Series C, the Series B and the Series A.

Thereafter, any remaining assets available for distribution would be distributed on a pro rata basis to the holders of preferred stock (on an as converted basis) and common stock based on the number of shares of common stock held by each stockholder. If upon liquidation, our assets are not sufficient to permit payment of the full liquidation preference of the preferred stock, the assets will be distributed first to the holders of Series E on a pro rata basis based on the number of shares held by each Series E stockholder, then the Management Carve-out Payments, then to the Series D and Series D-1 together on a pro rata basis, and then sequentially to each of the Series C, Series B and series A on a pro rata basis until all assets have been distributed.

Voting. Each holder of preferred stock is entitled to one vote for each share of common stock into which such holder’s shares of preferred stock is then convertible. The holders of preferred stock vote together with the holders of common stock as a single class unless otherwise provided by law or our articles of incorporation.

Conversion. Each outstanding share of preferred stock is convertible, at the holder’s option into shares of common stock at a conversion rate determined by dividing the original issue price for such share by the then applicable conversion price for such share, with the conversion price subject to adjustment in the event of certain anti-dilutive issuances of shares of common stock. As of December 31, 2014, each share of Series A, Series B, Series C, Series D-1 and Series E would convert at the holder’s option into common stock on a one-for-one basis and the Series D would convert at the holder’s option on an approximately 1-to-1.03 basis.

Each share of Series A, Series B, Series C, Series D and Series D-1 will automatically convert at the then-effective conversion rate into shares of common stock upon the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement under the Securities Act of 1933, with gross proceeds to us of not less than $30 million (“IPO”), and each share of Series E will automatically convert on a 1-to-9.8841 basis in the event of an IPO. In addition, each share of preferred stock will automatically convert at the then-effective conversion ratio into shares of common stock upon receipt by us of a written request for such conversion from the holders of (a) 90% of the Series E and (b) two-thirds of each other series of preferred stock.

Preferred Stock Warrants.

As of the dates below, outstanding preferred stock warrants and associated fair values are as follows (fair value in thousands):

Class of Shares	Number of Shares	December 31,		March 31, 2015	Exercise Price Per Share
		2013	2014			Issuance date	Expiration date
				(unaudited)
Series A	178,571	$1	$—	$—	$0.3360	2008	2015
Series B	243,506	6	6	5	$0.3696	2010	2017
Series D	2,368,420	255	60	52	$0.9500	2012-2013	2019
Series E	49,123	—	56	55	$0.7125	2014	2024

	2,839,620	$262	$122	$112

In connection with a capital lease financing in January 2008, we issued a warrant to purchase 178,571 shares of Series A at $0.336 per share. In January 2015, this warrant expired unexercised.

In connection with a capital lease financing in February 2010, we issued a warrant to purchase 243,506 shares of Series B at $0.3696 per share. The warrants are exercisable any time at the option of the holder and expire at the earlier of February 2017, an initial public offering, or an acquisition. This warrant was initially valued at $57,000 and recorded as a liability.

Pursuant to a joint development agreement we entered into with a third party in May 2010, we issued a warrant in March 2012 to purchase 2,857,143 shares of Series C at an exercise price of $0.70 per share. Of these, 2,142,858 were exercised in 2012 and 714,285 were exercised in 2013 in conjunction with a release of a liability. This warrant was initially valued at $1.5 million and recorded as a liability.

In connection with a term loan financing with Opus Bank, in September 2012 we issued a warrant to purchase 1,184,210 shares of Series D at a price per share of $0.95. In addition, in connection with a first amendment of the term loan financing with Opus Bank, on each of March 31, 2013 and June 30, 2013 we issued to Opus Bank a warrant to purchase 592,105 shares of Series D at a price per share of $0.95. The warrants were exercisable any time at the option of the holder and expire at the earlier of September 2019, an initial public offering, or an acquisition. The warrants were initially valued at $1.3 million and recorded as a liability.

In connection with a BFA Modification agreement with Bridge Bank, in October 2014 we issued a warrant to purchase 49,123 shares of Series E at a price per share of $0.7125. The warrant was exercisable any time at the option of the holder and expires at the earlier of October 2024, an initial public offering, or an acquisition. The warrant was initially valued at $0.1 million and recorded as a liability.

As of December 31, 2013 and 2014 and March 31, 2015, the fair value of preferred stock warrants was $0.3 million, $0.1 million and $0.1 million, respectively, and classified as long-term liabilities, as the warrants primarily expire in periods beyond one year from December 31, 2014. The warrants are subject to re-measurement at each balance sheet date with any change in fair value recognized as a component of other income (expense), net in our consolidated statements of operations.

During the years ended December 31, 2013 and 2014 and the three months ended March 31, 2014 and 2015, we recorded income of $1.2 million, $0.2 million, $15,000 and $10,000 respectively, for the change in fair value of these warrants. We will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants or the completion of a liquidation event, including the completion of a qualified initial public offering, at which time all preferred stock warrants will be converted into warrants to purchase common stock and, accordingly, the liability will be reclassified to additional paid-in capital.

Note 9. Common Stock, Common Stock Warrants and Stock Option Plan.

Common Stock.

We were authorized to issue 220,000,000 shares of common stock with no par value per share as of December 31, 2013 and 2014 and March 31, 2015. Each holder of common stock is entitled to one vote per share. The holders of common stock are also entitled to receive dividends, when and if declared by our Board of Directors, subject to the consent of two-thirds of the outstanding preferred stock and their preferential dividend rights.

Common Stock Reserved for Future Issuance.

As of December 31, 2014 and March 31, 2015, we had reserved shares of common stock for future issuances as follows:

	December 31, 2014	March 31, 2015
		(unaudited)
Preferred stock	300,789,120	300,789,120
Warrants to purchase preferred stock	3,354,326	3,175,755
Warrants to purchase common stock	7,214,408	7,214,408
Stock option plan:
Options outstanding	19,950,879	19,937,748
Options available for future grants	4,899,611	4,912,742

Total	336,208,344	336,029,773

Common Stock Warrants.

As of December 31, 2014 and March 31, 2015, outstanding common stock warrants were as follows:

Total amount of securities issuable under the outstanding warrants	Exercise Price	Issuance date	Expiration date
3,787,879	$0.06	2009	2016
946,970	$0.06	2011	2018
2,479,559	$0.12	2011	2018

7,214,408

Common stock warrants are convertible at the option of the holder any time after the date of issuance into shares of our common stock. The aggregate amount of shares of common stock that would be issued is determined by dividing the exercisable price by the conversion price applicable on the date of conversion multiplied by the number of warrants exercised. When a public market exists for our common stock, the conversion price is equal to certain quoted prices for our common stock five trading days prior to the date of conversion. When no public market exists for our common stock, the fair value is determined by our Board of Directors. When a warrant is exercised in connection with our initial public offering, the conversion price is equal to the per share offering price to the public in the initial public offering.

2007 Equity Incentive Plan.

In 2007, our Board of Directors and shareholders approved the 2007 Equity Incentive Plan (the “2007 Plan”) under which 9,000,000 shares of common stock were reserved and available for the issuance of stock options and restricted stock to eligible participants. The 2007 Plan has been subsequently amended to increase the number of shares of common stock reserved for issuance under the 2007 Plan to 26,000,000. Options and restricted stock awards may be granted at a price per share not less than the 85% of the fair value at the date of grant or award, respectively. Restricted stock awarded to persons controlling more than 10% of our stock may be granted at a price per share not less than the 100% of the fair value at the date of the award. Options granted to new employees generally vest over a four-year period with 25% vesting at the end of one year and the remaining to vest monthly thereafter, while options granted to existing employees generally vest over a four-year period. Options granted generally are exercisable up to 10 years.

A summary of stock option activity under the 2007 Plan is as follows:

	Stock Options
	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
	(aggregate intrinsic value in thousands)
Outstanding as of December 31, 2012	12,201,934	$0.07
Granted	7,534,447	0.17
Exercised	(79,001)	0.08		$—
Canceled	(1,000,499)	0.09

Outstanding as of December 31, 2013	18,656,881	$0.11	5.9
Granted	3,635,509	0.05
Exercised	(673,208)	0.05		$—
Canceled	(1,668,303)	0.12

Outstanding as of December 31, 2014	19,950,879	$0.05	6.8	$—
Canceled (unaudited)	(13,131)	$0.05

Outstanding as of March 31, 2015 (unaudited)	19,937,748	$0.05	6.3	$—

Options vested and expected to vest as of March 31, 2015 (unaudited)	18,960,428	$0.05	6.2	$—

Options vested and exercisable as of March 31, 2015 (unaudited)	14,419,651	$0.05	5.3	$—

Additional information regarding stock options outstanding and vested as of December 31, 2014 is summarized below:

	Options Outstanding			Options Vested and Exercisable
Exercise Prices	Number of Stock Options Outstanding	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price per Share	Shares Subject to Stock Options	Weighted- Average Exercise Price per Share
$0.03	2,102,000	0.2	$0.03	2,102,000	$0.03
$0.05	17,848,879	7.3	0.05	11,553,009	0.05

$0.03-$0.05	19,950,879	6.8	0.05	13,655,009	0.05

Note 10. Stock-based Compensation.

We record stock-based compensation based on fair value as of the grant date using the Black-Scholes option-pricing model. We recognize such costs as compensation expense on a straight-line basis over the employee’s requisite service period, which is generally four years. Our valuation assumptions are as follows:

Fair value of common stock. Given the absence of a public trading market, our Board of Directors considered numerous objective and subjective factors to determine the fair value of our common stock which included, but were not limited to (i) independent third-party valuations of common stock; (ii) the rights and preferences of our preferred stock relative to common stock; (iii) the lack of marketability of common stock; (iv) developments in the business; and (v) the likelihood of achieving a liquidity event, such as an initial public offering or sale of the company, given prevailing market conditions.

Risk-free interest rate. We base the risk-free interest rate used in the Black-Scholes option-pricing model on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent expected term of the options for each option group.

Expected term. The expected term represents the period that our stock-based awards are expected to be outstanding. The expected term assumption is based on the simplified method in which the expected term is equal to the average of the stock-based award’s weighted-average vesting period and its contractual term. We expect to continue using the simplified method until sufficient information about historical behavior is available.

Volatility. We determine volatility based on the historical stock volatilities of a group of publicly listed guideline companies over a period equal to the expected terms of the options, as we do not have any trading history to determine the volatility of our common stock.

Dividend yield. We have never declared or paid any cash dividend and do not currently plan to pay a cash dividend in the foreseeable future. Consequently, we used an expected dividend yield of zero.

The following table summarizes the weighted-average assumptions used in the Black-Scholes option-pricing model to determine fair value of stock options:

	Year Ended December 31,
	2013	2014

Volatility	63%	67%
Expected dividend yield	—	—
Risk-free rate	1.06%	1.84%
Expected term (in years)	6	6

The following table presents the effects of stock-based compensation during the periods (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
			(unaudited)
Cost of revenue	$1	$4	$1	$1
Operating expenses:
Research and development	95	86	20	14
Sales and marketing	13	30	4	7
General and administrative	55	126	14	20

Total	$164	$246	$39	$42

We did not realize any income tax benefit from stock option exercises in either of the periods presented due to recurring losses and valuation allowances.

As of December 31, 2014, the total unrecognized compensation cost related to stock options, net of estimated forfeitures, was approximately $0.4 million, and this amount is expected to be recognized over a weighted-average period of approximately 2 years.

Stock Option Repricing.

In August 2014, our Board of Directors approved a common stock option repricing program whereby previously granted and unexercised options held by current employees with exercise prices above $0.05 per share were repriced on a one-for-one basis to $0.05 per share which represented the per share fair value of our common stock as of the date of the repricing. There was no other modification to the vesting schedule of the previously issued options. As a result, 12,798,381 unexercised options originally granted to purchase common stock at prices ranging from $0.06 to $0.17 per share were repriced under this program.

We treated the repricing as a modification of the original awards and calculated additional compensation costs for the difference between the fair value of the modified award and the fair value of the original award on the modification date. The repricing resulted in incremental stock-based compensation expense of $0.2 million. Expense related to vested shares was expensed on the repricing date and expense related to unvested shares is being amortized over the remaining vesting period of such stock options.

Note 11. Income Taxes.

The components of loss before provision for income taxes are as follows:

	Year ended December 31,
	2013	2014
	(in thousands)
United States	$(8,149)	$(7,885)
Foreign	68	(909)

Loss before provision for income taxes	$(8,081)	$(8,794)

We provide reserves for U.S. income taxes on the earnings of our foreign subsidiaries, unless the subsidiaries’ earnings are considered indefinitely reinvested outside the United States. As of December 31, 2014, U.S. income taxes were not provided for undistributed earnings from our foreign subsidiaries as they were not material. The components of the provision for income taxes are as follows:

	Year Ended December 31,
	2013	2014
	(in thousands)
Current:
Federal	$—	$—
State	1	3
Foreign	58	123

Total current provision for income taxes	59	126

Deferred:
Federal	13	14
State	—	—

Total deferred provision for income taxes	13	14

Total	$72	$140

Reconciliation of the statutory federal income tax to our effective tax consisted of the following:

	Year ended December 31,
	2013	2014
	(in thousands)
Federal tax at statutory rate	$(2,772)	$(2,989)
State taxes	(167)	(185)
Foreign rate differential	29	310
Nondeductible expenses	96	92
Research and development credit	—	(481)
Stock compensation	52	74
Valuation allowance	2,834	3,319

Total	$72	$140

Deferred tax assets and liabilities consisted of the following:

	December 31,
	2013	2014
	(in thousands)
Deferred tax assets:
Net operating loss carry forwards	$20,999	$22,688
Accruals and reserves	2,300	4,241
Amortization of intangible assets	1,482	2,648
Tax credit carry forwards	1,462	2,127
Depreciation	99	99
Other	12	22

Gross deferred tax assets	26,354	31,825
Valuation allowance	(26,354)	(29,673)

Total deferred tax assets	—	2,152

Deferred tax liabilities:
Change in tax accounting method for reserves and allowances	—	(2,152)
Amortization of intangible assets	(13)	(27)

Total deferred tax liabilities	(13)	(2,179)

Net deferred tax liability	$(13)	$(27)

A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. We have established a valuation allowance to offset net deferred tax assets as of December 31, 2013 and 2014 due to the uncertainty of realizing future tax benefits from its net operating loss (“NOL”) carry forwards and other deferred tax assets. The net change in the total valuation allowance for the years ended December 31, 2013 and 2014 was an increase of approximately $2.7 million and $3.3 million, respectively.

As of December 31, 2014, we had federal and state NOL carry forwards of approximately $57.8 million and $51.5 million, respectively, expiring beginning in 2027 for federal and 2017 for state. As of December 31, 2014, we had federal and state research credit carry forwards of approximately $2.5 million and $2.7 million, respectively, expiring beginning in 2027 for federal; the state research and development tax credit carry forwards do not expire.

Internal Revenue Code Section 382 places a limitation (the “Section 382 Limitation”) on the amount of taxable income that can be offset by NOL carry forwards after a change in control (generally greater than 50% change in ownership) of a loss corporation. California has similar rules. Our capitalization described herein may have resulted in such a change. Generally, after a control change, a loss corporation cannot deduct NOL carry forwards in excess of the Section 382 Limitation. Management has not yet determined the impact such limitation may have on the utilization of our NOL carry forwards against our taxable income in future periods.

As of December 31, 2014, we had unrecognized tax benefits of approximately $3.0 million. It is unlikely that the amount of liability for unrecognized tax benefits will significantly change over the next twelve months. Our policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2014, there was a liability of $0.1 million related to uncertain tax positions recorded in income taxes payable on the consolidated financial statements.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance as of December 31, 2012	$1,595
Tax positions related to the current year:
Additions	615

Balance as of December 31, 2013	2,210
Tax positions related to the current year:
Additions	774

Balance as of December 31, 2014	$2,984

Note 12. Net Loss Per Share.

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders during the periods presented (in thousands, except share and per share data):

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
			(unaudited)
Net loss attributable to common stockholders:
Numerator:
Basic and diluted:
Net loss	$(8,153)	$(8,934)	$(2,177)	$(2,277)

Denominator:
Weighted average shares used in computing net loss per share attributable to common stockholders:
Basic and diluted	17,766,856	17,892,558	17,792,319	18,465,527

Net loss per share attributable to common stockholders:
Basic and diluted	$(0.46)	$(0.50)	$(0.12)	$(0.12)

The following outstanding common stock equivalents were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
			(unaudited)
Shares not used in computing net loss per share attributable to common stockholders as considered anti-dilutive:
Preferred stock	300,789,120	300,789,120	300,789,120	300,789,120
Stock options	18,656,881	19,950,879	19,028,629	19,937,748
Preferred stock warrants	2,790,497	2,839,620	2,790,497	2,661,049
Common stock warrants	7,214,408	7,214,408	7,214,408	7,214,408

Unaudited Pro Forma Net Loss per Share.

Pro forma basic and diluted net loss per share have been computed to give effect, even if antidilutive, to the conversion of our preferred stock into common stock as of the beginning of the period presented or the original issuance date, if later.

The following table shows our calculation of the unaudited pro forma basic and diluted net loss per share (in thousands, except share and per share data):

	Year Ended December 31, 2014	Three Months Ended March 31, 2015
		(unaudited)
Numerator:
Net loss	$(8,934)	$(2,277)

Denominator:
Weighted average shares used in computing pro forma net income per share, basic	17,892,558	18,465,527
Pro forma adjustments to reflect assumed conversion of convertible preferred stock	300,789,120	300,789,120

Weighted average shares used in computing pro forma net income per share, basic and diluted	318,681,678	319,254,647

Pro forma net loss per share:
Basic and diluted	$(0.03)	$(0.01)

Note 13. Purchase of Serial Flash Memory Product Assets.

In September 2012, we completed the purchase of the serial flash memory product assets from Atmel Corporation. The aggregate purchase price for these assets was $25.0 million and was accounted for as a business combination. The excess of the purchase price over the fair value allocated to the net assets is goodwill. The key factors attributable to the creation of goodwill by the transaction are synergies in technology, operations, existing customer base and cash flow generated from revenue. The estimated fair value of finite-lived intangible assets and tangible assets were determined as follows (i) customer relationships and customer backlog were determined using the excess earnings approach, (ii) developed technology was determined using the royalty method, (iii) non-compete agreement was determined using the income approach, (iv) inventories were estimated using the cost approach and (v) property and equipment was estimated using replacement value.

The following table summarizes the allocation of the purchase price to the tangible and intangible assets purchased as of the date of purchase (in thousands):

Finite-lived intangible assets:
Developed technology	$4,282
Customer relationships	9,011
Customer backlog	2,779
Non-compete agreement	282

Total	16,354

Tangible assets:
Inventories	8,365
Property and equipment	259

Total	8,624

Indefinite-lived intangible asset:
Goodwill	22

$25,000

Note 14. Other Income (Expense), Net.

Other income (expense), net consisted of the following (in thousands):

	Year Ended December 31,		Three Months Ended March 31,
	2013	2014	2014	2015
			(unaudited)
Remeasurement of preferred stock warrant liability	$1,200	$206	$15	$10
Other income (expense), net	(692)	(92)	30	(128)

Total	$508	$114	$45	$(118)

Note 15. Subsequent Events.

Opus Bank Credit Facility

In April 2015, we entered into a new three-year $15.0 million credit agreement, or the new term loan facility, which replaced our prior senior secured revolving credit and term loan facility. The agreement provides for senior secured term loan facility, in an aggregate principal amount of up to $15.0 million to be used for general corporate purposes including working capital, to repay certain indebtedness and for capital expenditures and other expenses. Interest will accrue on any outstanding borrowings at a rate equal to (a) the higher of (i) the prime rate (as publicly announced from time to time by the Wall Street Journal) and (ii) 3.25% plus (b) (i) 1.00% if our cash and cash equivalents are greater than 125% of the outstanding principal of our borrowings under the new term loan facility, or (ii) 2.00% if our cash and cash equivalents are less than or equal to than 125% of such borrowings. Indebtedness we incur under this agreement is secured by substantially all of our assets and contains financial covenants requiring us to maintain a monthly asset coverage ratio of not less than 1.00:1.00 through September 30, 2015 and 1.10:1.00 thereafter, and a certain level of quarterly adjusted EBITDA (measured on a trailing three-month basis). This agreement contains customary affirmative and negative covenants, including covenants that limit or restrict our ability to, among other things, incur additional indebtedness, grant liens, make investments, repurchase stock, pay dividends, transfer assets, merge or consolidate and make acquisitions. Upon an occurrence of an event of default, we could be required to pay interest on all outstanding obligations under the agreement at a rate of five percent above the otherwise applicable interest rate, and the lender may accelerate our obligations under the agreement. As of May 14, 2015, we were in compliance with all financial covenants and restrictions and had borrowings of $15.0 million outstanding. We may not draw additional funds under the new term loan facility and our borrowings mature on April 30, 2018.

2007 Equity Incentive Plan

On April 29, 2015, our Board of Directors reserved an additional 61,500,000 shares of common stock for issuance under our 2007 Equity Incentive Plan.

             Shares

Common Stock

Needham & Company	Oppenheimer & Co.

Roth Capital Partners

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses to be paid by the Registrant in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and the NASDAQ listing fee.

SEC registration fee	$	*
FINRA filing fee		*
NASDAQ listing fee		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Road show expenses		*
Blue sky fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

ITEM 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or Securities Act.

As permitted by the Delaware General Corporation Law, the Registrant’s restated certificate of incorporation contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); or

•	for any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, the Registrant’s amended and restated bylaws provide that:

•	the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law;

•	the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights conferred in the bylaws are not exclusive.

Prior to the closing of the offering that is the subject of this Registration Statement, the Registrant intends to enter into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s restated certificate of incorporation and amended and restated bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, executive officer or employee of the Registrant for which indemnification is sought. Reference is also made to Section             of the Underwriting Agreement, which provides for the indemnification of executive officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provisions in the Registrant’s restated certificate of incorporation and amended and restated bylaws and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

The Registrant has directors’ and officers’ liability insurance for securities matters.

In addition, Messrs. Andreev and Crandell are indemnified by their employers with regard to serving on the Registrant’s board of directors.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number
Form of Underwriting Agreement	1.01
Form of Restated Certificate of Incorporation of the Registrant	3.02
Form of Amended and Restated Bylaws of the Registrant	3.04
Amended and Restated Investors’ Rights Agreement by and among the Registrant and the preferred stockholders of the Registrant	4.02
Form of Indemnification Agreement	10.01

ITEM 15. Recent Sales of Unregistered Securities.

Since January 1, 2012, the Registrant has issued and sold the following securities:

1.	Between January 1, 2012 and July 20, 2015, the Registrant granted options to employees, consultants and directors to purchase an aggregate of 16,188,472 shares of common stock under its 2007 Equity Incentive Plan.

2.	Between January 1, 2012 and July 20, 2015, the Registrant issued 968,188 shares of common stock to its employees, directors and consultants upon exercise of options granted by it under its 2007 Equity Incentive Plan, with exercise prices ranging from $0.05 to $0.17 per share, for an aggregate purchase price of $51,191.50.

3.	In March 2012, the Registrant issued a warrant to purchase 2,857,143 shares of the Registrant’s Series C Preferred Stock to a foundry partner, with an exercise price of $0.70 per share. Of these, 2,142,858 shares were exercised in 2012 and the remaining 714,285 shares were exercised in September 2013, in conjunction with a release of a liability.

4.	In August 2012, the Registrant sold 14,736,837 shares of its Series D Preferred Stock to twelve accredited investors at a per share price of $0.95, for an aggregate purchase price of approximately $14,000,000.

5.	In September 2012, March 2013 and June 2013, the Registrant issued warrants to purchase an aggregate of 2,368,420 shares of the Registrant’s Series D Preferred Stock to a commercial lender, with an exercise price of $0.95 per share.

6.	Between January and February 2013, the Registrant issued convertible notes in an aggregate principal amount of $5,000,000 to twelve accredited investors.

7.	In August 2013, the Registrant sold 7,348,235 shares of its Series D-1 Preferred Stock to twelve accredited investors and 17,384,526 shares of its Series E Preferred Stock to ten accredited investors, in each case at a per share price of $0.7125, for an aggregate purchase price of approximately $19,735,000, which included the conversion in full of the convertible notes described in item 6 above.

8.	In October 2014, the Registrant issued a warrant to purchase 49,123 shares of the Registrant’s Series E Preferred Stock to a commercial lender, with an exercise price of $0.7125 per share.

9.	In April 2015, the Registrant issued a warrant to purchase 1,052,632 shares of the Registrant’s Series E Preferred Stock to a commercial lender, with an exercise price of $0.7125 per share.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were placed upon the stock certificates issued in these transactions.

ITEM 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Exhibit Title

1.01*	Form of Underwriting Agreement.

3.01*	Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.02*	Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the closing of this offering.

3.03*	Bylaws of the Registrant, as currently in effect.

3.04*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon closing of this offering.

4.01**	Amended and Restated Investors’ Rights Agreement by and among the Registrant and the preferred stockholders of the Registrant dated August 19, 2013.

5.01*	Opinion of Fenwick & West LLP regarding the legality of the securities being registered.

10.01*	Form of Indemnification Agreement.

10.02**	2007 Equity Incentive Plan and form of option grant.

10.03*	2015 Equity Incentive Plan and forms of equity awards.

10.04*	2015 Employee Stock Purchase Plan

10.05**	Standard Industrial/Commercial Multi-Tenant Lease by and between the Registrant and DeGuigne Ventures, LLC dated May 3, 2011.

10.06†	Technology License Agreement, as amended, by and between the Registrant and Axon Technologies Corporation, dated January 15, 2007.

10.07†	Manufacturing Agreement by and between the Registrant and Altis Semiconductor dated September 28, 2012.

10.08**	Amended and Restated Employment Agreement, by and between the Registrant and Narbeh Derhacobian, dated August 16, 2013.

Exhibit Number	Exhibit Title

10.09**	Offer Letter, dated May 30, 2013, by and between the Registrant and Ron Shelton.

10.10**	Amended and Restated Offer of Employment, dated August 16, 2013, between the Registrant and Shane Hollmer.

10.11†	Credit Agreement, dated April 30, 2015, among the Registrant, Artemis Acquisition LLC and Opus Bank

10.12†	Cell Library License Agreement by and between the Registrant and Atmel Corporation, dated September 28, 2012.

10.13†	Process Technology and IP License Agreement by and between the Registrant and Atmel Corporation, dated September 28, 2012.

23.01*	Consent of Fenwick & West LLP (included in Exhibit 5.01).

23.02*	Consent of Burr Pilger Mayer, Inc., independent registered public accounting firm.

24.01	Power of Attorney (included on page II-6).

*	To be filed by amendment.
**	Previously submitted.
†	Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because they are not applicable or the information is included in the Registrant’s consolidated financial statements or related notes.

ITEM 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on                     .

ADESTO TECHNOLOGIES CORPORATION

By:
Narbeh Derhacobian President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Narbeh Derhacobian and Ron Shelton, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

Name	Title	Date

Principal Executive Officer:
Narbeh Derhacobian	President, Chief Executive Officer and Director

Principal Financial Officer and Principal Accounting Officer:
Ron Shelton	Chief Financial Officer

Additional Directors:
Alexei Andreev	Director

Nelson Chan	Director

Barry Cox	Chairman

Keith Crandell	Director

EXHIBIT INDEX

Exhibit Number	Exhibit Title

1.01*	Form of Underwriting Agreement.

3.01*	Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.02*	Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the closing of this offering.

3.03*	Bylaws of the Registrant, as currently in effect.

3.04*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon closing of this offering.

4.01**	Amended and Restated Investors’ Rights Agreement by and among the Registrant and the preferred stockholders of the Registrant dated August 19, 2013.

5.01*	Opinion of Fenwick & West LLP regarding the legality of the securities being registered.

10.01*	Form of Indemnification Agreement.

10.02**	2007 Equity Incentive Plan and form of option grant.

10.03*	2015 Equity Incentive Plan and forms of equity awards.

10.04*	2015 Employee Stock Purchase Plan.

10.05**	Standard Industrial/Commercial Multi-Tenant Lease by and between the Registrant and DeGuigne Ventures, LLC dated May 3, 2011.

10.06†	Technology License Agreement, as amended, by and between the Registrant and Axon Technologies Corporation, dated January 15, 2007.

10.07†	Manufacturing Agreement by and between the Registrant and Altis Semiconductor dated September 28, 2012.

10.08**	Amended and Restated Employment Agreement, by and between the Registrant and Narbeh Derhacobian dated August 16, 2013.

10.09**	Offer Letter, dated May 30, 2013, by and between the Registrant and Ron Shelton.

10.10**	Amended and Restated Offer of Employment, dated August 16, 2013, between the Registrant and Shane Hollmer.

10.11†	Credit Agreement, dated April 30, 2015, among the Registrant, Artemis Acquisition LLC and Opus Bank.

10.12†	Cell Library License Agreement by and between the Registrant and Atmel Corporation, dated September 28, 2012.

10.13†	Process Technology and IP License Agreement by and between the Registrant and Atmel Corporation, dated September 28, 2012.

23.01*	Consent of Fenwick & West LLP (included in Exhibit 5.01).

23.02*	Consent of Burr Pilger Mayer, Inc., independent registered public accounting firm.

24.01	Power of Attorney (included on page II-6).

*	To be filed by amendment.
**	Previously submitted.
†	Registrant has omitted portions of the referenced exhibit and filed such exhibit separately with the Securities and Exchange Commission pursuant to a request for confidential treatment under Rule 406 promulgated under the Securities Act.